Form 20-F
period 2002-12-31
TRIPLE P NV
filed 2003-06-03
CIK 1003471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number: 0-27298

TRIPLE P N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Ir. D.S. Tuynmanweg 10
4131 PN Vianen
The Netherlands

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	Nasdaq Small Cap Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of the issuer’s classes of capital or common stock as of December 31, 2002 was 30,469,345.shares of common stock, EUR 0,04 par value per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒          No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐          Item 18 ☒

Unless the context otherwise requires, references herein to the ‘Company’ or to ‘Triple P’ are to Triple P N.V. and its consolidated subsidiaries. Triple P is a registered trademark of Triple P N.V. This Annual Report on Form 20-F also contains trademarks of other companies.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles.  Our consolidated financial statements are expressed in euro, the currency of the European Economic and Monetary Union, which was introduced on January 1, 1999.  Amounts for all periods prior to January 1, 1999 were restated from our former reporting currency, the Dutch guilder, into euro using the exchange rate at January 1, 1999 of €1.00 = NLG 2.20371.  In this Annual Report on Form 20-F, references to ‘euros’, ‘EUR’ and ‘€’ are to European Monetary Union euros and references to ‘dollars’, ‘US$’ and ‘$’ are to United States dollars.

Part I

Item 1

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2

Offer Statistics and Expected Timetable

Not applicable

Item 3

Key Information

Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto, included in this Annual Report on Form 20-F. The selected statements of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data at December 31, 2001 and 2002 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP), and are included herein. The selected statements of operations data for the year ended December 31, 1998 and 1999 and the balance sheet data at December 31, 1998, 1999 and 2000 are derived from audited financial statements not included herein.

Beginning January 1, 1999, the Company (i) changed its method of allocating certain costs of corporate management among sales and marketing expense, general and administrative expense and research and development expense and (ii) reclassified certain working capital financing costs from general and administrative expense to interest expense. The following selected financial data for the years 1998 through 2002 reflect such reallocations.

Beginning January 1, 2000, the Company changed its reporting currency from Dutch guilders into European Monetary Union euros. All prior year figures in Dutch guilders have been restated in euros using the exchange rate as of January 1, 1999 of Dutch guilder 2.20371 to EUR 1.00. For more background information reference is made to ‘Item 3 - Exchange Rate Information’ included herein.

Statement of Operations Data

(in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
	EUR	EUR	EUR	EUR	EUR

Net revenues	111,841	112,812	122,353	110,874	96,373
Cost of revenues	83,702	88,474	100,252	91,793	79,438
Gross profit	28,139	24,338	22,101	19,081	16,935

Sales and marketing expense	11,244	10,932	10,227	9,743	9,777
Research and development expense	1,731	2,408	661	—	—
General and administrative expense	7,058	6,607	5,770	4,658	6,660
Goodwill amortization	463	255	191	189	—
Loss on impairment	943	—	—	—	—
Restructuring charge	—	—	—	—	1,370
Total operating expenses	21,439	20,202	16,849	14,590	16,807

Operating Income from continuing operations	6,700	4,136	5,252	4,491	128

Other income (expense), net	(929)	(851)	(517)	(245)	(648)
Income (loss) before income taxes	5,771	3,285	4,735	4,246	(520)

Income taxes (benefit)	(1,412)	—	—	—	—
Net income (loss) before equity in loss of affiliate	7,183	3,285	4,735	4,246	(520)

Equity in loss of affiliate	(586)	—	—	—	—
Net income (loss) from continuing operations	6,597	3,285	4,735	4,246	(520)

Profit (loss) from discontinued operations	(2,279)	(823)	326	(377)	—
Profit (loss) on disposal of discontinued operations	(3,004)	—	—	(628)	—
Net income (loss) from discontinued operations(1)	(5,283)	(823)	326	(1,005)	—

Net income (loss)	1,314	2,462	5,061	3,241	(520)

Preferred stock dividend	980	980	980	572	—
Preferred stock withdrawal premium	—	—	—	454	—
Net income (loss) available to common shareholders	334	1,482	4,081	2,215	(520)

Statement of Operations Data

(in thousands except per share data)

	Year Ended December 31,
	1998	1999	2000	2001	2002
	EUR	EUR	EUR	EUR	EUR

Basic and diluted earnings per share
Net income (loss) per share from continuing operations	0.18	0.08	0.12	0.10	(0.02)
Net income (loss) per share from discontinued operations	(0.17)	(0.03)	0.01	(0.03)	—
Total net income (loss) per share	0.01	0.05	0.13	0.07	(0.02)

Weighted average shares outstanding
Basic	30,469	30,469	30,469	30,469	30,469
Diluted	30,995	30,763	30,469	30,469	30,469

Balance Sheet Data

(in thousands)

	Year Ended December 31,
	1998	1999	2000	2001	2002
	EUR	EUR	EUR	EUR	EUR

Cash, cash equivalents and restricted cash	886	2,600	9,673	1,069	4,266
Working capital	3,874	6,359	11,262	2,909	1,874
Total debt	5,231	—	—	—	—
Total assets	39,364	36,006	39,953	27,875	22,986
Shareholders’ equity	7,449	8,502	12,576	3,492	2,514

(1)  Discontinued Operations include (see item 4 for more information):

Transport & Logistics - Software Solutions Business, Germany

Telematics - Systems Manufacturing Business,The Netherlands

B-Catel - Services Solutions Business,The Netherlands

MAI France - Services Solutions Business, France

Computer Industries - Systems Solutions Business,The Netherlands

Mediasysteme - Software Solutions Business, Germany

Belgium - Software and Services Solutions Business, Belgium

Exchange Rate Information

On January 1, 1999, The Netherlands adopted the euro as its legal tender. Since the euro did not exist prior to January 1, 1999, the Company cannot present actual exchange rates between the euro and the US dollar for earlier periods in its audited consolidated financial statements and in the other financial information discussed in this annual report. To enable you to ascertain how the trends in the Company’s financial results might have appeared had they been expressed in US dollars, the table below shows the average exchange rates of euros per US dollar for the periods shown. For all periods prior to the creation of the euro on January 1, 1999, this information has been calculated using the average noon buying rates for the Dutch guilder per $ 1.00 for each period, as translated into euro at the official fixed rate of EUR 1.00 to Dutch guilder 2.20371.The average is computed using the noon buying rate for the Dutch guilder on the last business day of each month during the period indicated.  These ratios may differ from the actual ratios used in the preparation of our financial statements and other financial information appearing in this annual report.

As a consequence of this methodology, the comparative information included in this annual report for those prior periods depicts the same trends that would have been presented if we had continued to present financial information in our previous reporting currency, the Dutch guilder.  The financial statements for periods prior to January 1, 1999 presented by us in euros will not be comparable to the financial statements of other companies that report in euros and that have restated amounts from a currency other than Dutch guilders.

Average exchange rates of euros per US dollar are as follows

(EUR per $ 1.00)

Calendar period	Period End	Average Rate(1)	High	Low
1998	0.85	0.90	0.95	0.82
1999	0.99	0.94	1.00	0.85
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95

(1) The average of the Noon Buying Rates on the last business day of each full calender month during the period.

Calendar period	High	Low
October 2002	0.99	0.97
November 2002	1.01	0.99
December 2002	1.05	0.99
January 2003	1.09	1.04
February 2003	1.09	1.07
March 2003	1.11	1.05

Risk Factors

The following important factors, among others, could cause the Company’s actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 20-F or presented from time to time elsewhere by management.

Fluctuation in Operating Results; Seasonality

The Company has experienced fluctuations in annual and quarterly operating results and anticipates that these fluctuations will continue.The fluctuations are caused by a number of factors, including the level and timing of customer orders, the ability to adjust expense levels to revenue levels, and seasonality.

The level and timing of orders placed by customers vary because of changes in customer strategy and variation in demand for the Company’s products due to, among other things, product life cycles, competitive conditions and general economic conditions. In the past, these changes in the level and timing of orders from customers have had a significant effect on results of operations due to the corresponding changes in the level of overhead absorption.

The Company’s expense levels are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. The time between the initial contact with the customer and final delivery and acceptance of the Company’s products and services range from one to three months in the Systems and Services businesses to as long as six to nine months in the case of certain Service Management and Software Solutions businesses, making it even more difficult to forecast the precise timing of sales. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on the Company’s results of operations and financial condition.

In the past the Company has realized higher revenues and net income in the fourth quarter of the year than in any other period. The Company believes that this trend is due primarily to the calendar year budgeting cycles and purchasing patterns of its customers.

Other factors affecting the Company’s annual and quarterly operating results include price competition, the mix of products and services sold, the level of experience and efficiency achieved in installing a particular product, the efficiency achieved in managing inventories and fixed assets, the availability of qualified technical personnel, exchange rate fluctuations and the introduction of new solutions by the Company and its competitors. Any of these factors or a combination thereof could adversely affect the Company’s annual and quarterly results of operations and financial condition in the future.

Dependence on Sales in The Netherlands

The Company derived substantially all of its net revenues from sales in The Netherlands in 2000, 2001 and 2002. Accordingly, the Company’s results of operations may be more affected by adverse economic conditions in The Netherlands than the results of more geographically diversified companies.

Dependence on Key Customer

The Department of Justice in The Netherlands accounted for approximately EUR 30.7 million or 32% of consolidated net revenues in the year ended December 31, 2002 and approximately EUR 32.5 million or 29% of consolidated net revenues in the year ended December 31, 2001. Accordingly, the Company’s results of operations may be more dependent on one customer than the results of other companies with a larger base of smaller customers.  If the Department of Justice in The Netherlands for any reason determined to cease or decrease the levels of products and services that it historically has purchased from the Company, it would have a material adverse effect on the Company’s financial condition and results of operations.  The Company has a master agreement with the Department of Justice in The Netherlands based on which more than a hundred separate entities order ICT-systems.

Dependence on Key Personnel

The Company’s business and future operating results depend in large part upon its ability to attract and retain qualified management, technical, sales and support personnel for its operations.  There can be no assurance that the Company will be able to attract and retain such personnel. The inability to attract and retain skilled personnel as needed could adversely affect the Company’s business, financial condition and results of operations.

Competition

The Company encounters competition from a broad range of firms in the markets in which it competes. Competitors include computer hardware manufacturers, systems integrators, consulting organizations and the consulting divisions of the major accounting firms, many of which possess greater resources than the Company, and small independent firms which compete primarily on the basis of cost of services provided and knowledge of local geographic markets. Finally, the Company faces competition from in-house ICT-staffs of large organizations. The Company believes that its ability to differentiate its product and service offerings from those which its potential customers can provide in-house is critical to its future success.

The principal factors affecting the competitiveness of the Company’s services and products include quality and availability of personnel, product functionality, flexibility, portability, integration, reliability, performance, product availability, speed of implementation, quality of customer service and support and user documentation, vendor reputation, experience, financial stability and cost effectiveness.

While the Company believes that it compares favorably with respect to each of these factors, there can be no assurance that it will continue to do so. There can be no assurance that the Company will have the financial resources, technical expertise or marketing, distribution and support capabilities and availability to compete successfully in the future.

Rapid Technological Change and New Products

The market for the Company’s products and services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product introductions. The Company’s future success will depend on its ability to enhance its current solutions, develop new solutions that meet changing customer needs, advertise and market its solutions and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in developing new solutions or enhancing its existing solutions on a timely basis, or that such new solutions or enhancements will achieve market acceptance.The development of new technologically advanced solutions is a complex and uncertain process requiring high levels of innovation as well as the accurate anticipation of technological and market trends. If the Company fails to anticipate or respond adequately to changes in technology and customer preferences, the introduction of new solutions or enhancement of existing solutions or any significant delays in their development or introduction could have a material adverse effect on the Company’s business, results of operations and financial condition.

Item 4

Information on the Company

History and Development of the Company

Triple P N.V. was incorporated in The Netherlands on August 28, 1995 and completed its initial public offering on December 15, 1995. The Company is the successor of Triple P Management B.V., which was founded in 1989. Its registered offices are located at Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands (phone +31 347 353 650; fax +31 347 353 666). The Company’s registered transfer agent and registrar in the United States is the Bank of New York.

In 1997, in response to losses incurred by the Company in the first half of the year, the Company (i) effected a transition in senior management, (ii) completed an equity financing of approximately EUR 22.7 million to provide additional working capital, reduced indebtedness and funded a restructuring plan and (iii) restructured its operations to focus its management and financial resources on those businesses which had the highest potential for long-term growth and return on investment.

In connection with this restructuring plan the Company divested several businesses in 1997 and 1998 as set forth in the table below. In the aggregate, all businesses divested in 1997 and 1998 had revenues of approximately EUR 54.5 million and operating losses of approximately EUR 9.1 million.

	Sold	Discontinued
Systems, Services and Healthcare Software Solutions Business, Germany	1997	N/A
Transport & Logistics Software Solutions Business,The Netherlands	1997	June 1997
Transport & Logistics Software Solutions Business, Germany	1998	June 1997
Telematics Systems Manufacturing Business,The Netherlands	1998	June 1997
B-Catel Services Solutions Business, The Netherlands	1998	June 1997
Mai France Services Solutions Business, France	1998	Oct. 1998
Computer Industries Systems Solutions Business,The Netherlands	1998	Oct. 1998
Mediasysteme Printing Software Solutions Business, Germany	N/A	Oct. 1998

During 1998 the Company wrote off its 50% interest in GMD (Software Solutions Business, Germany), amounting to approximately EUR 943,000 (net asset value and goodwill), under loss of impairment.

During 1999 the Company divested its minority interest in Siennax B.V. and its Datacom cabling business. Neither divestiture had a significant impact on the Company’s consolidated operating income.

During the year 2000, the Company divested its minority interest in Media Systems LTD. in the United Kingdom. The divestiture had no significant impact on the results of operations.

During the year 2001, the Company divested its ITC independent training center business. This divestiture had no significant impact on the results of operations. At the same time the Company decided to discontinue its US subsidiary,Triple P USA Inc.

During 2002 the Company curtailed operations of Triple P USA Inc.  Management believes it is not necessary to establish a reserve in connection with its cessation of the operations of its Triple P USA Inc. subsidiary as all known liabilities have been settled.

During 2002 the Company sold its Belgian subsidiary, Triple P Belgium N.V./S.A., after the decision in December 2001 to discontinue the services and software solutions businesses in Belgium, which was based in part on reported operating losses in 2001 and estimated operating losses in 2002. As a result of this decision, the Company no longer serves any customers in the Belgian Healthcare market. In 2001 Triple P Belgium N.V./S.A. had net revenues and operating results of approximately EUR 8.0 million and EUR (0.4 million), respectively. The consolidated financial statements of the Company for the fiscal years 1998 through 2001 have been restated to reflect the effects of the Company’s decision to account for the disposal of the Belgian subsidiary as discontinued operations in December 2001. Accordingly, the net revenues, costs and expenses, assets and liabilities and cash flows associated with the discontinued operations have been excluded from the respective captions in the accompanying consolidated balance sheets, statements of operations and statements of cash flows and reflected under captions identifying them as discontinued operations.

During 2000, 2001 and 2002 the Company’s capital expenditures for fixed assets were EUR 1,358,000, EUR 1,354,000 and EUR 1,427,000, respectively. Capital expenditures consist mainly of ICT-infrastructure products for internal use. In 2000 the Company started implementing an ERP-software solution, OneWorld of JD Edwards. The last phase of the implementation was completed May 1, 2002. The Company capitalized expenses under fixed assets to an amount of EUR 496,000, EUR 1,001,000 and EUR 1,116,000 in the years 2000, 2001 and 2002, respectively, in implementing this technology.

During the last quarter of 2002 the Company recorded an impairment of certain components of the ERP-software solution primarily as a result of the streamlining and restructuring of the Company. The Company’s three former divisions were integrated into one organization with one software system. Total losses incurred in connection with the write down of assets were EUR 1,019,000 of which EUR 655,000 recorded as a restucturing charge and EUR 364,000 recorded as a general and administrative expense.

Business Overview

The Company

Introduction

Triple P is a provider of high quality Information and Communication Technology (‘ICT’) infrastructure solutions within the enterprise to medium and large businesses in the Benelux. These solutions include ICT-consultancy, project management and implementation services, and operational management and maintenance services. The Company’s solutions are compatible with the established products of leading hardware manufacturers, including Compaq, Toshiba, IBM, Sun Microsystems, Hewlett Packard, Citrix, Cisco, Mitel, Microsoft, Novell and Oracle. The Company generated net revenues of EUR 96.4 million in 2002 and employed 402 employees at December 31, 2002.

Until December 31, 2002, Triple P was organized in three divisions: Systems & Networks, Services and Software & Systems Integration. The Company’s Systems & Networks Division provided system and network integration consulting and resold system and network products. The Company’s Services Division provided consulting, project management and implementation services as well as management services and maintenance services. The Company’s Software & Systems Integration Division provided standard software implementation and customization and maintenance services primarily in the home-care and publishing markets.  As of January 1, 2003, these three former divisions were integrated into one organization.

Systems & Networks

The Company’s systems & networks business specializes in front to back-office solutions comprising multi-vendor products. The Company’s partnerships with leading suppliers enable it to offer customers both one-stop shopping and independent consultancy services. Systems, network components and office automation applications can be integrated into the Company’s ICT-infrastructure solutions. Systems & networks offerings include highly functional front-office solutions and solutions for back-office environments focused on high-availability clustering, reliable data storage, mission-critical local area network (‘LAN’) backbones and interconnects, bandwidth management, security and directory services. The Company resells systems and third-party software and installs personal computers, servers, network components and telephone switches manufactured by companies such as Compaq, Toshiba, IBM, Sun Microsystems, Hewlett Packard, Citrix, Cisco and Mitel. The Company markets complete networks, Intranets and Internet gateways based on Gigabit Ethernet, Switched Ethernet, virtual LANs and LANswitching technologies, among others, supplied by leading vendors in the industry such as Cisco, Mitel and Hewlett Packard. The Company also sells, as necessary, third-party software, including networking and enterprise management software from providers such as Microsoft, Novell, Oracle and Tivoli (IBM). The Company’s solutions can be configured using a variety of network operating systems, including Microsoft Windows, Linux, Sun Microsystems’s Unix and Novell’s Netware.

The Company’s approach is to work together with customers to analyze their current information technology infrastructures, define their ICT-objectives and functional requirements, and determine their systems and software requirements. The Company also provides each customer with a detailed plan for the management of systems deployment projects including, where relevant, an implementation plan for the required migration from an existing network configuration. Many customers of the Company’s systems & networks business are medium to large sized corporations or government agencies with more than 500 employees. The costs involved in these contracts vary greatly depending on the size, scope and complexity of the project concerned; the contracts range from EUR 50,000 for a small PC-based network to more than EUR 2.5 million for a large network employing Internet gateway and remote-access capabilities. A typical purchase order ranges from EUR 50,000 to EUR 250,000. Customers frequently purchase upgrades and increased network capacity subsequent to the initial sale, which provides additional revenues.

Services

The Company’s services business delivers ICT-infrastructure solutions in cooperation with the Company’s systems & networks business. Once the new systems have been brought online, the Company’s fully certified specialists assist customers in the management of their ICT-infrastructure environments or co-manage the environments with them. The Company’s services business is focused on the continuing task of ensuring long-term reliable performance of ICT-infrastructure environments, with a strong emphasis on control of the total cost of ownership.

Service level agreements provide customers with access to the Company’s specialized consultancy, project management and management services. These services include, among other things, selective outsourcing, on-site and remote support as well as installation, implementation and maintenance services.  This approach enables the Company to control virtually any given ICT-infrastructure environment. The Company has developed specialist consulting and engineering services that enable customers to build individual state-of-the-art management services systems and methods. The Company’s approach to operational services, such as repairs and systems recovery, enables it to respond to customers’ problems 24 hours a day, seven days a week, 52 weeks a year and to achieve response times as fast as two hours, depending on the service-level agreement.

The services business currently has approximately 1,000 customers. The Company’s management and maintenance customers include both industry and government organizations and maintain a broad spectrum of organizations of varying size and systems configurations. The Company operates a network control center to monitor customers’ configurations and to coordinate necessary systems and network services. This enables the Company’s engineers to provide both on-site and remote assistance to customers. The Company’s hardware maintenance agreements are usually for a one year term and renew automatically, unless notice of termination is submitted at least 90 days prior to expiration. However, following the trend in the industry, an increasing percentage of the Company’s new maintenance business  (approximately 10 to 15%) are on a time-and-materials basis. The Company’s software and networking support agreements are usually for a one to three year term. Most of the services business’ clients are financial or industrial companies, or government agencies.

Software and Systems Integration

The Company’s software and systems integration business provides software consulting and implementation and offers full life-cycle support for proprietary and third party software applications in two vertical markets: home-care and publishing.

In the Dutch home-care market, the Company focuses on automation of business processes within home-care organizations based on standardized third party software. For several years the Company has been a leading provider of home-care software in The Netherlands in collaboration with 36 home-care institutions united in the user group TCM. In 2000, the Company sold the source code of this home-care software to TCM effective January 1, 2002.

In the Dutch publishing market, the Company focuses on work flow management and multi-media content management based on standardized third party software components. For several years the Company has been a leading provider of newspaper publishing software in The Netherlands.

Outside of these primary vertical markets, the software and systems integration business focuses on web-enabling legacy applications and website content management based on standardized third party software components supplied by leading vendors in the industry. In addition, the Company provides software consultancy and implementation based on the Internet-enabled Oracle platform and Autonomy’s knowledge management platform.

Competition

Competition is fierce in all segments of the worldwide ICT-market. The Company’s competitors are numerous and vary widely in size and resources, depending upon the market, customer and geographic area involved. The Company faces competition from systems integrators, consulting organizations, telecommunications companies, hardware manufacturers and information technology service providers. The Company’s primary competitors include Getronics, Imtech, Simac and Infoproducts.

Organizational Structure

The following table sets forth the legal structure of Triple P as of April 30, 2003:

Triple P N.V.
The Netherlands

100%

Triple P Management B.V.
The Netherlands

100%	Triple P Nederland B.V.
The Netherlands

100%	Triple P Healthcare B.V.
The Netherlands

100%	Mediasystemen B.V.
The Netherlands

100%	Triple P e Activity B.V.
The Netherlands

100%	Inactive legal entities (1)
The Netherlands / Belgium / USA

(1)           Contains several inactive legal entities in The Netherlands, Belgium and USA, each of which is wholly owned by either Triple P Management B.V. or Triple P N.V.

Property, Plants and Equipment

The Company leases office space in several locations.The location of each significant operation, its approximate size, its use by the Company and date of lease expiration are set forth below.

Location	Size (sq. meters)	Function	Lease Expiration

Vianen,The Netherlands	10,000	Headquarters; systems & networks; services; software & systems integration (home-care and e-activity)	2004
Vianen, The Netherlands	6,000	Office space – currently sub-leased	2007
Haarlem,The Netherlands	1,100	software & systems integration (publishing)	2003

The Company also leases other small service locations in The Netherlands aggregating approximately 330 square meters.The Company’s gross rental expense for all of its facilities in the year ended December 31, 2002, was approximately EUR 1.6 million. The Company’s rental expense net of sub-leases was approximately EUR 1.3 million.

Item 5

Operating and Financial Review and Prospects

Operating results

Introduction

General

This section contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 concerning the Company’s business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding the Company’s strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this annual report on Form 20-F.

The Company cannot guarantee any future results, levels of activity, performance or achievements. The forward-looking statements contained in this annual report on Form 20-F represent management’s expectations as of the date of this annual report on Form 20-F and should not be relied upon as representing the Company’s expectations as of any other date. Subsequent events and developments will cause management’s expectations to change. However, while the Company may elect to update these forward-looking statements, the Company specifically disclaims any obligation to do so, even if its expectations change.

Triple P is a provider of high quality Information and Communication Technology (‘ICT’) infrastructure solutions within the enterprise to medium and large businesses in the Benelux. The Company generated net revenues of EUR 96.4 million in 2002 and employed 402 employees at December 31, 2002.

Until December 31, 2002, Triple P operated through three divisions: Systems & Networks, Services, and Software & Systems Integration. The Company’s Systems & Networks Division provided system and network integration consulting and resold system and network products. The Company’s Services Division provided consulting, project management and implementation services as well as management and maintenance services. The Company’s Software & Systems Integration Division provided standard software implementation and customization and maintenance services primarily in the home-care and publishing markets.  As of January 1, 2003, these three divisions were integrated into a single organization. Due to this reorganization effective January 1, 2003, the Company will change its segment reporting in 2003.

The three divisions were engaged in three general activities: systems, services and software. The Company’s systems revenues are derived from the sale of systems and network products and its services revenues are primarily derived from related consulting, project management and implementation services. Additionally, a substantial portion of the Company’s services revenues are derived from the provision of management services and maintenance services related to systems and network products and the Company’s proprietary software. Software revenue is limited to license revenue of proprietary software.

The discussion and analysis of results of operations for the year 2002 compared to 2001 and the year 2001 compared to 2000 are based on segment reporting by division (Systems & Networks, Services, Software & System Integration), as well as internal reporting by activity (systems, services, software).

Reporting Currency

Effective January 1, 1999, the European Monetary Union created a single currency (the euro) for its member countries. On that date, the exchange rates between national currencies of the participating countries, including The Netherlands, were fixed against the euro. As of January 1, 2000, Triple P changed its reporting currency from Dutch guilders into European Monetary Union euros. In this

Annual Report on Form 20-F all figures previously reported in Dutch guilders have been restated in euros using the exchange rate as of January 1, 1999, of Dutch guilder 2.20371 to EUR 1.00. The comparative financial statements for periods prior to January 1, 1999 as reported in euros depict the same trends that would have been presented had the Company continued to present its financial statements in Dutch guilders. However, the financial statements for periods prior to January 1, 1999, will not be comparable to the financial statements of other companies that have restated amounts in euros and whose previous reporting currencies were other than Dutch guilders.

Critical Accounting Policies

A critical accounting policy is an accounting policy that is both material to the presentation of the Company’s financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on the Company’s financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: (i) management is required to make assumptions about matters that are highly uncertain at the time of the estimate; and (ii) different estimates that management could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on the Company’s financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. The Company bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as the Company’s operating environment changes.

The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. For a comprehensive discussion of the Company’s accounting policies, see note 2 in the accompanying consolidated financial statements included in Item 18 of this Annual Report on Form 20-F. The Company does not have any ownership interest in any special purpose entities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt critical accounting policies, as described above, and therefore to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, particularly estimates relating to discontinued operations, restructuring and impairment charges, allowance for doubtful accounts, litigation and contingencies, deferred taxes, long-lived assets and revenue recognition, have a material impact on the Company’s financial statements, and are discussed in detail throughout management’s analysis of the results of operations as discussed below. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions. Additional information regarding risk factors that may impact the Company’s estimates is included in “Item 3 - Risk Factors” in this Form 20-F.

The Company applies the following critical accounting policies in the preparation of its consolidated financial statements:

Revenue Recognition

The Company generates revenues from (i) the design, delivery and installation of ICT-infrastructure systems including third party software (ii) the provision of maintenance and management services based on service level agreements, (iii) the provision of consulting services and (iv) licensing the rights to its proprietary software products directly to end users either as stand-alone products or as part of a software solution.

Revenue from the design, delivery and installation of ICT-infrastructure systems including third party software is generally recognized in proportion to the effort incurred or when the system has been installed and accepted by the customer. The completed contract method is used for those contracts with customer-specific acceptance criteria and for which the Company does not have sufficient history to enable it to prepare reliable cost estimates. The Company records losses on contracts at the time such losses become known.

Revenue from the providing of maintenance and management services is recognized ratably over the term of the contract period. If maintenance services are included in the software license fee, a portion of the software license fee representing the fair market value of the maintenance services based on the value established by independent sales of such maintenance services to customers is allocated to maintenance revenue and recognized over the period for which the Company is obligated to perform maintenance services.

Consulting services, other than in connection with the design, delivery and installation of ICT-infrastructure systems, are usually performed on a time and materials basis and are recognized as the services are provided.

Proprietary software products are licensed under perpetual license agreements and revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the vendors fee is fixed or determinable and collection of the related receivable is deemed probable.

Allowances for Doubtful Accounts

The Company provides an allowance for possible doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on management’s periodic review of accounts, including the aging of the receivables, making use of past experience with similar accounts receivable. Based on current judgements and estimates management believes the allowance for doubtful accounts to be adequate. However, if the financial condition of he Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or actual defaults were higher than the Company’s historical experience, management’s estimates of the recoverability of amounts due to the Company could be overstated, which could have an adverse impact on the Company’s operations. As of December 31, 2002, the Company had an allowance for doubtful accounts of EUR 1.2 million.

Litigation and Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to the Company to determine whether such accruals should be adjusted.

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, originating before 2002, generally in the ordinary course of its business. The Company maintains reserves to an amount of approximately EUR 513,000 for specific lawsuits as a matter of course, which represent estimates of its probable liabilities with respect to these specific claims. The Company does not believe that based on current judgements and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition. As this litigation may take several years to complete future events could require management to make significant adjustments for revisions to these estimates.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2002, the net deferred tax asset was EUR 454,000. While management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if managment was to subsequently determine that the Company would be able to realize deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period such determination was made. Similarly, should management determine that the Company would not be able to realize all or part of net deferred tax assets in the future, an adjustment to deferred tax assets would reduce income in the period such determination was made.

Long-lived Assets

For long-lived assets to be held and used, the Company initiates its review whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future discounted cash flows expected to result from the use and eventual disposition of that asset, excluding future interest costs that would be recognized as an expense when incurred. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in the forecasting of future operating results and proceeds from disposition which are used in the preparation of projected cash flows and, should different conditions prevail or judgments be made, material impairment charges could be necessary.

Discontinued Operations

In December 2001, the Company decided to discontinue operations of its Belgian subsidiary, Triple P Belgium N.V./S.A. As as a result of this decision the Company no longer serves any customer in the Belgian healthcare market. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 628,000 representing EUR 578,000 net asset value of the Belgian subsidiary and EUR 50,000 estimated disposal expense. On February 11, 2002 the Company sold its Belgian subsidiary to the management of the business. In 1997 the Company issued a guarantee to a customer of Triple P Belgium N.V./S.A. in connection with the completion of a project. The sale and purchase agreement provides that Triple P N.V. will be subrogated by Triple P Belgium N.V./S.A. in connection with the project guarantee. During 2002 the Company was informed by management of the Belgian entity that this customer has accepted the completion of the project and paid its last installment.

In July 2002, the Company curtailed operations of Triple P USA Inc. Management believes that it is not necessary to establish a reserve in connection with its cessation of the operations of its Triple P USA Inc. subsidiary as all known liabilities have been settled.

These estimates for potential liabilities are based on management’s estimates of the cash necessary to curtail and exit those specific business operations. If management estimates of disposal expenses and the value of contingent liabilities are not realized, the Company may have to incur a charge or realize a benefit based on revisions to these estimates.

There was no material change in estimates or additional financial impact on operations during 2002 related to discontinued operations.

Restructuring and Impairment Charges

Restructuring and impairment charges have been recorded in accordance with EITF (Emerging Issues Task Force) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In determining the costs associated with real estate lease losses from exiting facilities, management was required to make judgments and estimates that significantly impacted the recorded amount of restructuring and impairment charges. The real estate lease losses included estimates of sub-lease commission costs, sub-tenant concession costs, sub-lease rental income and the expected length of time to sub-lease idle space. Final results could substantially differ from current estimates if the Company is unable to sublet the remaining vacant office space on the estimated terms.

During the fourth quarter of 2002 the Company decided to further streamline and restructure its business. The Company incurred a restructuring charge of EUR 1,370,000 representing EUR 655,000 for the abandonment of certain long-lived assets, EUR 550,000 for the termination of employee contracts and EUR 165,000 for unused leasehold facilities.

During the fourth quarter of 2002 the Company recorded an impairment related to certain components of its ERP-software solution primarily as a result of the streamlining and restructuring of the Company. Total losses incurred in connection with the write down of assets were EUR 1,019,000 of which EUR 655,000 is included in the restucturing charge.

The Company and its subsidiaries lease their current facilities under operating leases that expire at various dates through the year 2007. Currently the Company’s building in Vianen is partly unoccupied for which management believes an adequate reserve is maintained. The reserve amounts EUR 615,000 of which EUR 165,000 is included in the restructuring charge due to a reduction in workforce and is based on a twelve-month period during which management believes a sub lessee can be found.

Discussion and analysis of results of operations

The consolidated financial statements of the Company for fiscal years 2000 and 2001 have been reclassified to reflect the effects of the disposal of the Belgian subsidiary as a discontinued operation. Net revenues, costs and expenses, assets and liabilities and cash flows associated with the discontinued operations have been excluded from the respective captions in the accompanying consolidated balance sheets, statements of operations and statements of cash flows.

Summary Financial and Other Operating Data (in thousands)

	Year Ended December 31,
	2000	2001	2002
	EUR	EUR	EUR
Net revenues	122,353	110,874	96,373
Gross profit	22,101	19,081	16,935

Sales and marketing expense	10,227	9,743	9,777
Research and development expense	661	—	—
General and administrative expense	5,770	4,658	5,660
Goodwill amortization	191	189	—
Restructuring charge	—	—	1,370
Total operating expenses	16,849	14,590	16,807

Operating income from continuing operations	5,252	4,491	128

Net income (loss) from continuing operations	4,735	4,246	(520)

Net income (loss) from discontinued operations	326	(1,005)	—

Net income (loss)	5,061	3,241	(520)

Net income (loss) per share from continuing operations	0.12	0.10	(0.02)
Net income (loss) per share from discontinued operations	0.01	(0.03)	—
Total net income (loss) per share	0.13	0.07	(0.02)

The following table sets forth, for the annual periods indicated, certain statement of operations data as a percentage of total net revenues

	Year Ended December 31,
	2000	2001	2002
	%	%	%
Net revenues	100.0%	100.0%	100%
Gross profit	18.1%	17.2%	17.6%

Sales and marketing expense	8.4%	8.8%	10.1%
Research and development expense	0.5%	—	—
General and administrative expense	4.7%	4.2%	5.9%
Goodwill amortization	0.2%	0.2%	—
Restructuring charge	—	—	1.4%
Total operating expenses	13.8%	13.2%	17.4%

Operating income from continuing operations	4.3%	4.0%	0.1%

Net income (Loss) from continuing operations	3.9%	3.8%	(0.5)%

Net income (loss) from discontinued operations	0.3%	(0.9)%	—

Net income (loss)	4.1%	2.9%	(0.5)%

General

The Company’s consolidated statement of operations in 2002 reflected net revenues of EUR 96.4 million, operating income of EUR 0.1 million and a net loss of EUR 0.5 million.

The 2002 results include a EUR 450,000 charge for expected future losses related to unused leasehold facilities and a EUR 400,000 provision for two legal claims against the Company. These charges were reflected in 2002 general and administrative expense and are expected to be non-recurring.

Furthermore the Company incurred a restructuring charge of EUR 1,370,000 to further streamline and restructure the Company. Legally, financially and organizationally, the Company’s three former divisions have now been integrated into one organization. As a result of these measures, the Company’s annual fixed costs are expected to decrease by approximately EUR 1.5 million commencing in the 2003 fiscal year.

The incurred restructuring charge of EUR 1,370,000 represents:

(i)       EUR 655,000 relating to the abandonment of certain long-lived assets which has no impact on future cash flow,

(ii)      EUR 165,000 relating to unused leasehold facilities which will be paid in four quarterly instalments in 2003 and

(iii)     EUR 550,000 relating to the termination of employee contracts which mainly will be paid in the first quarter of 2003.

The restructuring charges incurred in 2002 are expected to be financed out of working capital in 2003.

As a result of the Company’s positive cash flow of EUR 3.2 million in 2002,Triple P had a cash balance of EUR 4.2 million as of December 31, 2002. The December 31, 2002 balance sheet shows shareholders’ equity of EUR 2.5 million, or 11% of total assets.

2002 compared with 2001

Overview of results of operations by division

The following tables illustrate the net revenues and operating income of the Company’s divisions for 2002 and 2001.

Net Revenues

(in millions)

	Year Ended December 31,
Division	2001	2002
	EUR	EUR
Systems & Networks	79.1	66.4
Services	26.0	24.9
Software & Systems Integration	5.8	5.1
Total Company	110.9	96.4

Operating Income

(in millions)

	Year Ended December 31,
Division	2001	2002
	EUR	EUR
Systems & Networks	1.4	0.3
Services	3.3	3.0
Software & Systems Integration	0.2	(0.3)
Other	(0.4)	(3.0)
Total Company	4.5	0.1

Operating income of the Systems & Networks Division dropped from EUR 1.4 million in 2001 to EUR 0.3 million in 2002, a decrease of EUR 1.1 million. This decrease in operating income was primarily due to the difficult overall market conditions during 2002 that have led many companies, based on their own disappointing profits, to postpone or cancel major investments in ICT-infrastructure. As a result, revenues and gross profit from the design services and delivery of ICT-infrastructure systems decreased substantially.

Operating income of the Services Division decreased from EUR 3.3 million in 2001 to EUR 3.0 million in 2002. This decrease in operating income was primarily due to a decrease in revenues from the installation and project management services closely related to the decrease in delivery of ICT-infrastructure systems by the Systems & Networks Division. However, revenue from management and maintenance contracts remained relatively stable.

Operating income of the Software & Systems Integration Division decreased from an income of EUR 0.2 million in 2001 to a loss of EUR 0.2 million in 2002. This decrease in operating income was primarily due to a decrease in software consulting revenue in the home-care market. The Division has not succeeded in offsetting the cancellation of the software development contract with the TCM group of 36 home-care institutions in 2002 by development of new business under difficult market conditions. In 2000, the Company sold the source code of its software to TCM effective January 1, 2002. In addition, the development contract with TCM had been terminated per January 1, 2002.

Overview of results of operations by activity

Net revenues and gross profits

The following tables illustrate the net revenues and gross profit contribution of the Company’s principle activities for 2002 and 2001.

Net Revenues

(in millions)

	Year Ended December 31,
Activity	2001		2002
	EUR	%	EUR	%
Systems	77.4	69.8%	67.6	70.2%
Services	33.4	30.1%	28.8	29.8%
Software	0.1	0.1%	—	—
Total	110.9	100.0%	96.4	100%

Gross Profit

(in millions)

	Year Ended December 31,
Activity	2001		2002
	EUR	%	EUR	%
Systems	9.1	11.8%	8.1	12.0%
Services	10.0	29.9%	8.8	30.7%
Software	0.0	85.9%	—	—
Total	19.1	17.2%	16.9	17.6%

Net Revenues

Net revenues in 2002 were EUR 96.4 million compared to EUR 110.9 million in 2001, a decrease of EUR 14.5 million or 13%. This decrease in net revenue was primarily due to the current difficult market conditions that have led many companies, based on their own disappointing profits, to postpone or cancel major investments in ICT-infrastructure. As a result, revenues from design services, delivery and related project management and installation services of ICT-infrastructure systems decreased substantially. However, revenues from management and maintenance services (approximately 16% of total revenue) remained relatively stable.

Gross margin

Gross margin in 2002 was 17.6% compared to 17.2% in 2001. The Company was able to increase its gross margin on systems as well as services revenues despite continued price pressure resulting from weak demand. This was due to the Company’s ability to reduce its operating costs, mainly by reducing the number of subcontracted and fixed personnel utilized, at a faster rate than the decrease in revenues. In 2002 the Company used on average 32 subcontractors compared to 70 in 2001.

Operating expenses

(in millions)

	Year Ended December 31,
	2001	2002
	EUR	EUR
Sales and marketing expense	9.7	9.8
General and administrative expense	4.7	5.6
Goodwill amortization	0.2	—
Restructuring charge	—	1.4
Total operating expenses	14.6	16.8

Operating expenses as percentage of revenues

	Year Ended December 31,
	2001	2002
	%	%
Sales and marketing expense	8.8%	10.2%
General and administrative expense	4.2%	5.8%
Goodwill amortization	0.2%	—%
Restructuring charge	—	1.4%
Total operating expenses	13.2%	17.4%

Sales and Marketing Expense

Sales and marketing expense remained largely unchanged at EUR 9.8 million in 2002. In 2001 this expense was EUR 9.7 million. As a percentage of net revenues, sales and marketing expense increased from 8.8% to 10.2% due primarily to the decrease in overall revenues.

General and Administrative Expense

General and administrative expense was EUR 5.6 million in 2002. In 2001 this expense was EUR 4.7 million.This is primarily a result of EUR 0.9 million charges in 2002 related to unused leasehold facilities and the settlement of two legal proceedings originating before 2002. As a percentage of net revenues, general and administrative expense increased from 4.2% to 5.8% (4.9% adjusted for one time items).

Goodwill

All goodwill of the Company had been fully depreciated by the end of 2001.

Restructuring Charge

Management further streamlined and restructured the Company in the last quarter of 2002. Legally, financially and organizationally, the Company’s three former divisions have now been integrated into one organization, Triple P Nederland B.V. As a result of this restructuring, the Company incurred a restructuring charge of EUR 1.4 million representing EUR 0.7 million for the write down of unused assets, EUR 0.5 million for the termination of employee contracts and EUR 0.2 million for unused leasehold facilities. As a result of these measures, the Company’s annual fixed costs are expected to decrease by about EUR 1.5 million commencing in the 2003 fiscal year.

Other Income (Expense), Net

Net other expense increased from EUR 0.2 million in 2001 to EUR 0.6 million in 2002 due primarily to increased interest expense in the first seven months of 2002 compared to 2001. This was due primarily to the financial restructuring in August 2001, in particular the withdrawal of all outstanding preferred shares for an aggregate EUR 11.8 million and the corresponding decrease in cash balances and increase in net interest expense. The Company financed this withdrawal with available surplus cash and by borrowings through its revolving credit facilities.

Provision for Income Taxes

Due to the availability of net operating losses (‘NOLs’), the Company incurred no income tax expense in either 2001 or 2002. As of December 31, 2002, the Company has NOLs of approximately EUR 23.1 million. The Company recorded a deferred tax asset of EUR 0.5 million as it expects that it is more likely than not that this portion of the NOLs will be realized within one year.

Cash flows

Net cash provided by continuing operations was EUR 4.9 million and EUR 5.3 million in 2001 and 2002, respectively. Net cash provided by continuing operations  was impacted by a decrease in net income of EUR 4.8 million but partially offset by a decrease of investments in net working capital by EUR 3.9 million, in particular accounts payable and to a lesser extent accounts receivable. In addition non-cash expenses increased by EUR 1.3 million.

Net cash provided by (used in) investing activities of continuing operations was EUR 0.4 million and (EUR 1.4 million) in 2001 and 2002, respectively. The increase in net cash used in investing activities is due to an increase in net investments in property and equipment as a result of the fact that a major portion of 2001 investments were financed by a capital lease. The Company did not enter into any such financing in 2002. Gross investments in property and equipment were EUR 1.4 million in both 2001 and 2002.

Net cash used in financing activities of continuing operations was EUR 12.6 million and EUR 1.1 million in 2001 and 2002, respectively. The higher cash used in financing activities in 2001 was primarily related to the Company’s financial restructuring, particularly the withdrawal of all outstanding preferred shares for EUR 11.3 million cash.

Net cash flow of discontinued operations was (EUR 1.0 million) and EUR 0.4 million in 2001 and 2002, respectively. The increased cash flow from discontinued operations was primarily related to the sale in 2002 of assets and liabilities of discontinued operations.

2001 compared with 2000

General

In 2001 the Dutch economy experienced a general slowdown. Profitability of Dutch companies declined generally, resulting in decreased capital investment by companies, including a decrease in the demand for ICT-infrastructure solutions (products and services).This trend began to affect Triple P’s results early second quarter of 2001 as the number of major ICT-infrastructure projects and related systems and services revenues decreased. As a result, the Company’s net revenues decreased by 9% from EUR 122.4 million in 2000 to EUR 110.9 million in 2001.

Overview of results of operations by division

The following tables illustrate the net revenues and operating income of the Company’s divisions for 2001 and 2000.

Net Revenues

(in millions)

	Year Ended December 31,
Division	2000	2001
	EUR	EUR
Systems & Networks	87.5	79.1
Services	24.1	26.0
Software & Systems Integration	10.8	5.8
Total Company	122.4	110.9

Operating Income

(in millions)

	Year Ended December 31,
Division	2000	2001
	EUR	EUR
Systems & Networks	3.4	1.4
Services	3.8	3.3
Software & Systems Integration	(0.7)	0.2
Other	(1.2)	(0.4)
Total Company	5.3	4.5

Operating income of the Systems & Networks Division dropped from EUR 3.4 million in 2000 to EUR 1.4 million in 2001, a decrease of EUR 2.0 million. This decrease in operating income was due primarily to a decrease in gross profit due to fewer major ICT-infrastructure projects for the reasons mentioned above, which in turn resulted in fewer related systems and services revenues. Furthermore, systems gross margins declined resulting from less favourable product mix changes and an overall market trend of declining systems margins.

Operating income of the Services Division decreased from EUR 3.8 million in 2000 to EUR 3.3 million in 2001. This decrease in operating income was due primarily to a decrease in gross profit due to fewer major ICT-infrastructure projects for the reasons mentioned earlier, which in turn resulted in fewer related consulting, project management and implementation projects. This decrease was only partly offset by an increase in service management contracts.

Operating income of the Software & Systems Integration Division increased from a loss of EUR 0.7 million in 2000 to income of EUR 0.2 million in 2001, an increase of EUR 0.9 million. During the year 2000 the Company took a strategic decision to cease developing software products. As a result of the related streamlining of the organization with respect to headcount and expense levels, operating expenses decreased substantially in 2000 as well as 2001, which in turn resulted in an increase in operating income. This increase was partly offset by decreased gross profits resulting from lower software license and maintenance revenues. The gross profit from consulting services increased by EUR 0.6 million in 2001 compared to 2000.

Overview of results of operations by activity

Net revenues and gross profit

The following tables illustrate the net revenues and gross profit contribution of the Company’s principle activities for 2001 and 2000.

Net Revenues

(in millions)

	Year Ended December 31,
Activity	2000		2001
	EUR	%	EUR	%
Systems	85.0	69.4%	77.4	69.8%
Services	35.2	28.8%	33.4	30.1%
Software	2.2	1.8%	0.1	0.1%
Total	122.4	100%	110.9	100.0%

Gross Profit

(in millions)

	Year Ended December 31,
Activity	2000		2001
	EUR	%	EUR	%
Systems	10.9	12.8%	9.1	11.8%
Services	9.8	27.8%	10.0	29.9%
Software	1.4	67.5%	0.0	85.9%
Total	22.1	18.1%	19.1	17.2%

Systems revenues decreased 7.6 million from EUR 85.0 million in 2000 to EUR 77.4 million in 2001, due primarily to decreases in sales volume resulting from weak market conditions in this segment of the ICT-market as discussed earlier. Furthermore, systems gross margins declined resulting from less favourable product mix changes and an overall market trend of declining systems margins.

Services revenues decreased by EUR 1.8 million from EUR 35.2 million in 2000 to EUR 33.4 million in 2001. This decrease is due mainly to lower revenues in 2001 following the divestiture on January 2001 of the ITC training business.The decrease was also partly a result of the decrease in major ICT-infrastructure projects and related services as discussed above and was partly offset by an increase in service management revenues.

Services gross margin increased by 2.1% of revenues from 27.8% in 2000 to 29.9% in 2001 despite the decrease in Services revenues in 2001 compared to 2000 as discussed above. This is due primarily to the divesture by the Company of its less profitable services businesses and reductions in the Company’s operating costs, primarily its fixed and temporary personnel expenses. The Company was able to reduce such expenses at a faster rate than the decrease in its revenues.

Software revenues decreased by EUR 2.1 million from EUR 2.2 million in 2000 to EUR 0.1 million in 2001 due to a strategic decision in 2000 to cease developing proprietary software products.

Operating expenses

Total operating expenses decreased EUR 2.2 million or 0.6% of net revenues due primarily to reduced operating expenses in the Software & Systems Integration Division (EUR 2.1 million) associated with the streamlining of the organization with respect to headcount and expense levels following the strategic decision to cease developing proprietary software products.

Operating expenses

(in millions)

	Year Ended December 31,
	2000	2001
	EUR	EUR
Sales and marketing expense	10.2	9.7
Research and development expense	0.6	0.0
General and administrative expense	5.8	4.7
Goodwill amortization	0.2	0.2
Total operating expenses	16.8	14.6

Operating expenses as percentage of revenues

(in millions)

	Year Ended December 31,
	2000	2001
	%	%
Sales and marketing expense	8.4%	8.8%
Research and development expense	0.5%	0.0%
General and administrative expense	4.7%	4.2%
Goodwill amortization	0.2%	0.2%
Total operating expenses	13.8%	13.2%

Sales and Marketing Expense

Sales and marketing expense decreased from EUR 10.2 million in 2000 to EUR 9.7 million in 2001. This is primarily a result of the decrease in costs in the Software & Systems Integration Division for reasons as discussed above under operating expenses. As a percentage of net revenues sales and marketing expense increased from 8.4% in 2000 to 8.8% in 2001.

Research and Development Expense

Research and development expense decreased from EUR 0.6 million, or 0.5% of net revenues, in 2000 to EUR 0.0, or 0.0% of net revenues, in 2001. This is primarily a result of the decrease in costs in the Software & Systems Integration Division for reasons as discussed above under operating expenses.

General and Administrative Expense

General and administrative expense decreased from EUR 5.8 million, or 4.7% of net revenues, in 2000 to EUR 4.7 million, or 4.2% of net revenues, in 2001.This is primarily a result of the decrease in costs in the Software & Systems Integration Division for reasons as discussed above under operating expenses.

Other Income (Expense), Net

Net other expense decreased from EUR 0.5 million in 2000 to EUR 0.2 million in 2001. This decrease is due primarily to less banking fees as a result of better contract conditions and lower foreign exchange rate losses.

Provision for Income Taxes

Due to the availability of net operating losses (‘NOLs’), the Company incurred no income tax expense in either 2000 or 2001. As of December 31, 2001, the Company has NOLs of approximately EUR 20.0 million. The Company recorded a deferred tax asset of EUR 0.5 million as it expects that it is more likely than not that this part of its NOLs will be realized in the near future. The NOL’s available at December 31, 2001, relate to entities in the Netherlands; the NOL’s of approximately EUR 3.5 million relating to the entity in Belgium (discontinued) available at December 31, 2001, were excluded.

Cash Flows

Net cash provided by continuing operations was EUR 8.8 million and EUR 4.9 million in 2000 and 2001, respectively. The decrease in cash provided by continuing operations in 2001 of EUR 3.9 million was primarily due to (i) a decrease in net income (EUR 0.5 million), (ii) a decrease in non-cash expenses (EUR 1.2 million) in particular software amortization and (iii) investments in net working capital (EUR 2.2 million) in particular accounts payable.

Net cash provided by (used in) investing activities of continuing operations was (EUR 1.2 million) and EUR 0.4 million in 2000 and 2001, respectively. The decrease in cash used in investing activities was due primarily to a decrease in restricted cash by 0.7 million and the fact that a major portion of 2001 investments were financed by a capital lease which was not the case in 2000.

Net cash used in financing activities of continuing operations was EUR 1.0 million and EUR 12.6 million in 2000 and 2001, respectively. The higher cash used in financing activities in 2001 was primarily related to the Company’s financial restructuring, particularly the redemption of all outstanding preferred shares.

Net cash flow of discontinued operations was EUR 0.2 million and EUR (1.0 million) in 2000 and 2001, respectively. The decreased cash flow from discontinued operations was primarily related to the decrease in net result of discontinued operations of EUR 1.3 million.

Liquidity and Capital Resources

In 2001, Triple P N.V. completed a financial restructuring through the withdrawal of its outstanding preferred shares on August 1, 2001 for an aggregate EUR 11.8 million, of which EUR 10.9 million represented paid-in capital, EUR 0.45 represented an agreed upon withdrawal premium and EUR 0.45 million represented payment for the cancellation of the investor call option related to the withdrawn preferred shares. By withdrawing these preferred shares Triple P N.V. eliminated its obligation to pay a yearly dividend of EUR 1.0 million on the preferred shares. The Company financed this withdrawal with available surplus cash and borrowings through its revolving credit facilities. In 2002 the Company paid outstanding dividends on preferred stock related to the period of January 1, 2001, through August 1, 2001, amounting to EUR 0.6 million subsequent to approval of this dividend by the general meeting of shareholders.

The Company had cash and cash equivalents (including restricted cash) of EUR 9.7 million, EUR 1.1 million and EUR 4.3 million at December 31, 2000, 2001 and 2002, respectively, and working capital of EUR 11.3 million, EUR 2.9 million and EUR 1.9 million at December 31, 2000, 2001 and 2002, respectively. The decreased cash position in 2001, related primarily to the cash flow connected with the financial restructuring and dividends, amounting to EUR 12.8 million, which were only partly offset by 2001 operating profits and related cash flow. The increase in the Company’s cash position in 2002 stems primarily from the Company’s operating profits in 2002 and timing differences in the payment of amounts relating to EUR 2.3 million of charges incurred in 2002. These charges include a EUR 0.9 million charge related to unused leasehold facilities and the establishment of reserves relating to two legal proceedings and a EUR 1.4 million restructuring charge in connection with the write down of unused assets and the termination of employee contracts.

The Company had no short-term borrowings at December 31, 2000, 2001 and 2002.

The Company has an euro denominated revolving credit facility agreement with IFN Finance B.V. (ABN-AMRO) whereby the Company may borrow up to 70% of eligible accounts receivable. Borrowings under this facility are secured by the Company’s accounts receivable. Borrowings are subject to a maintenance covenant requiring the ratio of equity to total assets to be equal at least 15%. IFN Finance issued a waiver for this maintenance covenant allowing the Company to exceed the 15% solvency ratio through December 31, 2003, in exchange for a potential higher interest rate on outstanding loan amounts. Interest on such borrowings accrues at the European Central Bank’s discount rate plus 1.5% with a minimum of 5.25% and is payable monthly. In addition, the Company pays a basic fee of 0.075% of total net revenues including VAT. This credit agreement, which took effect May 18, 2000, was renewed in May 2001 for a period of one year with an automatic renewal for a period of one year. The agreement may be terminated at the end of each period by either party upon expiration of a 90-day notice period. As of December 31, 2002 no amounts were outstanding under this facility.

The Company does not engage in hedging activities nor has it entered into any off-balance-sheet transactions, arrangements or other relationships with unconsolidated entities or persons that are likely to affect liquidity or the availability of or requirements for capital resources.

The following table summarizes the Company’s obligations to make future payments under contracts:

Contractual Obligations Due by Period at December 31, 2002

(in thousands of euros)

Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years
Capital Leases(1)	678	470	208	—	—
Operating Leases(2)	7,663	3,339	3,402	922	—
Total Contractual Cash Obligations	8,341	3,809	3,610	922	—

(1)  Capital leases relate to the Company’s ERP-investments.

(2)  Operating leases relate to the Company’s building lease and car lease contracts.

The following table summarizes the Company’s guarantees and their expiration dates:

Amount of Guarantee by Expiration Period at December 31, 2002

(in thousands of euros)

	Total	< 1 year	1-3 years	4-5 years	> 5 years

Guarantees	545	48	312	175	10

The guarantees provided by the Company and its subsidiaries on behalf of third parties relate to bank guarantees primarily issued to the lessor of its leasehold facilities. No liability is accrued as none is deemed probable

The Company believes that its cash position at December 31, 2002, its internally generated cash flow in 2003 and its available bank borrowings will be adequate to satisfy its capital needs for at least the next twelve months. In case the internally generated cash is not sufficient to capital needs, management of the Company believes it is possible to cut operating expenses and capital expenditures to compensate this cash shortfall and to draw amounts under the existing credit facility agreement.

The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which may require additional financing. In addition, continued growth in the Company’s business or the incurrence of additional operating losses may require the Company to raise additional capital. Additional capital may not be available to the Company if and when needed or on acceptable terms. However, the Company believes it has sufficient resources to satisfy capital needs for at least the next twelve months.

The Company plans limited capital expenditures for 2003.

The Company is party to certain legal proceedings, none of which the Company believes will have a material impact on the Company’s business or future results of operations or financial condition. Management has established a reserve for these legal proceedings. See ‘Legal Proceedings’ in item 8 and note 6 of ‘Notes to Consolidated Financial Statements’.

Research and development, patents and licenses

In 2000, 2001 and 2002 the Company’s research and development expenses were EUR 0.6 million, EUR 0.0 million and EUR 0.0 million, respectively. The 2000 research and development expenses were related to research and development expenses for proprietary software products in the Software & Systems Integration Division. Research and development expenses declined as a result of a strategic decision in 2000 to cease developing software products in this Division.

Trend Information

Triple P is focused on marketing systems and network products, and providing consulting, project management and implementation services as well as management services to the Dutch ICT-business market. Most research analysts expect these market segments to grow structurally in the coming years. Triple P believes that the market conditions in 2003 will continue to be difficult. The difficult and uncertain economic climate generally and continued instability in the ICT-market are such that the Company cannot provide any specific guidance as to future results.

Recent Accounting Prounouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but instead tested at least annually for impairment. The adoption of SFAS No. 141 and 142 did not have an impact on the Company’s financial position, result of operations or cash flows. In 2002 the Company had no goodwill.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses the impairment or disposal of long-lived assets and supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, for a disposal of a segment of a business.” SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not impact the Company’s financial position, result of operations or cash flows.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 supersedes Emerging Issues Task Force (EITF) issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The Company will adopt SFAS 146 as of January 1, 2003 and does not expect the adoption of the statement to have a significant impact on its financial position, result of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of this standard did not impact the Company’s financial position, result of operations or cash flows.

In November 2002, the EITF 00-21 “Revenue Arrangements with Multiple Deliverables” was released. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has not yet determined the impact of the adoption of EITF Issue No. 00-21 on its financial position, results of operation or cash flows.

In December 2002, the FASB Issued Statement No.148, “Accounting for Stock-Based Compensation -Transition and Disclosure -an Amendment of FASB Statement No. 123,” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123. The statement is effective for fiscal years ending after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The adoption of this standard did not impact the Company’s financial position, result of operations or cash flows.

Item 6

Directors, Senior Management and Employees

Directors and Officers

The Directors and Senior Management of the Company, and their ages (as of December 31, 2002), are as follows:

Name	Age	Position(s)
A.H.M. Stam(1)	58	Chairman of the Supervisory Board (as of May 16, 2002)
H.C.A. Groenen(1)	58	Supervisory Board member (as of May 16, 2002)
H.G.C. Schade(1)	55	Supervisory Board member (as of May 16, 2002)

R.E. Pijselman	35	Chief Executive Officer (as of May 16, 2002)
M.P.J. van den Oord	34	Chief Financial Officer (as of April 1, 2002)
R.P. van den Bunt	53	Director, Systems & Networks
H. Crijns	59	Director, Services

(1) Member of Audit Committee

A.H.M. Stam was appointed as Chairman of the Supervisory Board in May 2002. From 1972 to 1984 Mr. Stam held various executive management positions at SHV, an international wholesale company in The Netherlands. From 1984 to 1990 Mr. Stam held subseqent board positions at NMB, a Dutch Bank, Lease Plan, a Dutch car lease company and Newtron Holding, a Dutch holding company. From 1991 to 1993 Mr. Stam worked as interim manager for various companies. Since 1993 Mr. Stam has served as Chief Executive Officer of Arboned, a Dutch company in the healthcare market. Mr. Stam holds Board positions at VNO/NCW and BOA as well as Advisory Board positions at Cap Gemini Ernst & Young, TNO and Leeuwendael B.V. (Rijswijk). Furthermore, Mr. Stam holds a Supervisory Board position at Bouwcenter Organisatie B.V. (Woerden).

H.C.A. Groenen was appointed as Supervisory Board member in May 2002. Since 1967 Mr. Groenen has held various positions at NMB-Heller, a Dutch bank. From 1973 to 1998 Mr. Groenen was Chief Executive Officer of NMB-Heller and since 1990 he has been Chief Executive Officer of NMB-Heller Holding N.V. Mr. Groenen holds Board positions at Handlowy-Heller S.A. (Warsaw, Poland), Heller A.S. (Prague, Czech Republic), PL & Partners Beheer (Doorn, The Netherlands) and Herbel Beleggingen N.V. (Rotterdam, The Netherlands). Furthermore, Mr. Groenen holds Supervisory Board positions at Heller Bank A.G. (Mainz, Germany) and NMB-Heller Ltd. (Reignate, United Kingdom).

H.G.C. Schade was appointed as Supervisory Board member in May 2002. Mr. Schade is co-founder of Ucosan International B.V. and served as its Chief Executive Officer from 1966 to 1999. Ucosan is engaged in the design, production and distribution of products for bathrooms such as bathtubes, whirlpools and showers. In 1999 Ucosan was sold to Villeroy and Boch. Mr. Schade holds Board positions at Pronk Ergo (Zoetermeer), Vialle (Eindhoven), Anchor Datacomm (Amsterdam) and Medinova Medical Clinics. Furthermore, Mr. Schade holds an Advisory Board position at Nesbic, a Dutch investment company.

R.E. Pijselman joined the Company in 2002 as Chief Executive Officer. Previously Mr. Pijselman served as Vice President for Active Voice, a subsidiary of NEC, where he was responsible for all activities in Europe, the Middle East and Asia. With Active Voice Mr. Pijselman held several management positions since 1994.

M.P.J. van den Oord joined the Company in 1997 as Controller of Triple P Nederland B.V. and was subsequently appointed Concern Controller in 1999 and Chief Financial Officer in 2002. From 1992 to 1997 Mr. van den Oord worked as a public accountant for Arthur Andersen. Mr. van den Oord is a certified public accountant.

R.P. van den Bunt joined the Company in 1989 as Director of the Office Solutions business unit and was appointed Director of the Systems & Networks Division in 1999. From 1976 to 1989 Mr. van den Bunt held various sales management positions at Wang Nederland B.V.

H. Crijns joined the Company in November 1999 as Director of the Services Division. From 1970 to 1985, Mr. Crijns worked for Xerox Corporation and from 1985 to 1999 he worked for Digital

Equipment Corporation where he held various management positions.

Compensation

As of May 23, 2001, the general meeting of shareholders approved the proposed increase in renumeration of the Chairman of the Supervisory Board from EUR 9,075 to EUR 22,689 on a yearly basis and of Supervisory Board Members from EUR 9,075 to EUR 13,613.

The aggregate amount of cash compensation of the Chief Executive Officer and the officers, including former (interim) Chief Executive Officer and officers, of the Company as a group paid or accrued for services in all capacities for the year ended December 31, 2002, was approximately EUR 819,000. As of December 31, 2002, the Chief Executive Officer and the officers as a group held options to purchase 485,833 common shares. Certain executive officers are eligible to receive bonuses pursuant to a plan which establishes bonus targets based upon the Company’s sales, gross margin, operating income and accounts receivable balances.

The aggregate additional amount set aside by the Company in 2002 to provide pension, retirement or other benefits for these officers as a group was EUR 35,000.

Board Practices

The following table sets forth information regarding the incumbency of the members of the Company’s Supervisory Board.

Name	Period of Services	Expiration of Current Term
A.H.M. Stam	May 16, 2002 – present	May 16, 2006
H.C.A. Groenen	May 16, 2002 – present	May 16, 2006
H.G.C. Schade	May 16, 2002 – present	May 16, 2006

The Company’s Supervisory Board of Directors as a whole undertake the functon of an Audit Committee and Renumeration Committee.

The Company has no service contracts with its Supervisory Board Members.

The Company has entered into indemnification agreements with its directors and officers which provide for indemnification by the Company against any liability to which a director or executive officer may be subject for judgments, settlements, penalties, fines and expenses of defense (including attorneys’ fees, bonds and costs of investigation), arising out of or in any way related to acts or omissions as a director, officer or in any other capacity in which services are rendered to the Company or its subsidiaries. The Company believes that the indemnification agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and executive officers. The agreements provide that a director or officer is not entitled to indemnification under such agreements (i) if indemnification is expressly prohibited under applicable law,(ii) for certain violations of securities laws or (iii) for certain claims initiated by the officer or director. Generally, under Netherlands law a director will not be held personally liable for decisions made with reasonable business judgment absent self-dealing. In addition, indemnification may not be available to directors or officers under Netherlands law if any act or omission by a director or officer qualifies as willful misconduct or gross negligence. Due to the lack of applicable case law, it is not clear whether indemnification is available where there has been a breach of US securities laws.

Employees

At December 31, 2000, 2001 and 2002, the Company employed 501, 446 and 402 full time employees, respectively. At December 31, 2002, the Company employed 17 temporary employees.

The following tables set forth the number of employees in each division and department at December 31, 2000, 2001 and 2002.

Full-time Equivalent Employees by Division

	2000	2001	2002
Systems & Networks	134	115	86
Services	251	242	242
Software & Systems Integration	85	62	49
Other	31	27	25
Company Total	501	446	402

Full-Time Equivalent Employees by Department

	2000	2001	2002
Operations	318	277	249
Sales & Marketing	124	114	105
General & Administration	59	55	48
Company Total	501	446	402

The decrease in the number of full-time employees by 55 in 2001 is primarily due to a decrease in the number of full-time employees by 23 in the Software & Systems Integration Division who were primarily employed in operations. As a result of a streamlining of the organization following a change in strategy in this division, a number of employees left the Company during the year 2001. In addition, as of January 1, 2001, the Company sold the ITC training business with 13 full-time employees in the Systems & Networks Division, primarily in operations.

The decrease in the number of fulltime employees by 44 in 2002 is primarily due to streamlining of the Company by Management anticipating a lower revenue level in 2002. In addition, the Company decided to terminate 29 employee contracts in connection with a formal restructuring program in the fourth quarter of 2002.  These employees have left the Company in the first quarter of 2003.

Under Dutch law employee membership in trade unions is confidential. The Company has never been the subject of a grievance filed by a trade union, nor has the Company ever suffered a work stoppage. Certain corporate decisions that would have a material effect on Triple P’s Dutch subsidiaries, which generate substantially all of its revenue, are subject to prior consent or advice from the Combined Works Council. The Company considers its employee relations to be excellent.

Share Ownership

Securities and options held by Directors and Officers

The following tables set forth the number of common shares and options to purchase common shares held by directors and officers at December 31, 2002.

Securities

Name	Securities Held(2)	Percentage of Class
A.H.M. Stam	5,000		(1)
H.C.A. Groenen	5,000		(1)
H.G.C. Schade	5,000		(1)

R.E. Pijselman	126,000		(1)
M.P.J. van den Oord	10,601		(1)
R.P. van den Bunt	187,296		(1)
H. Crijns	169,537		(1)

All directors and officers as a group	509,434	1.7%

(1)    Less than 1%

(2)    Shares beneficially owned including shares underlying exercisable options.

Options

Name	Underlying securities	Exercise Price US$	Expiration Date
A.H.M. Stam	5,000	0.9880	05/2007
H.C.A. Groenen	5,000	0.7600	05/2007
H.G.C. Schade	5,000	0.7600	05/2007

R.E. Pijselman	125,000	0.7800	05/2006
M.P.J. van den Oord	5,000	2.6650	09/2004
R.P. van den Bunt	186,296	1.0080 – 2.1413	02/2004 – 01/2006
H. Crijns	169,537	1.0080 – 2.1413	02/2004 – 01/2006

All directors and officers as a group	500,833

Stock Compensation Plans

1996 Stock Plan

The 1996 Stock Plan provides for the grant of options to employees and consultants (including officers) of the Company and its affiliates. When adopted by the shareholders of the Company in September 1995, 1,500,000 common shares were issuable under the 1996 Stock Plan. At the 1998 general meeting of shareholders, the shareholders voted to increase the number of common shares issuable under the 1996 Stock Plan by 1,000,000, bringing the total common shares available for stock option grants to 2,500,000. The 1996 Stock Plan will terminate in September 2005 unless terminated earlier by the Management Board upon approval of the Supervisory Board. The 1996 Stock Plan may be administered by the Management Board or Supervisory Board, or both, or by a committee appointed by either or both Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws. The 1996 Stock Plan is currently administered by the Management Board, subject to Supervisory Board approval.

The 1996 Stock Plan includes provisions governing options intended to qualify as incentive stock options within the meaning of Section 422 of the US Internal Revenue Code of 1986, as amended.

The 1996 Stock Plan provides that the exercise price of options granted under the Plan shall be 100% of the average fair market value of the common shares during a period of five trading days prior to the date of grant plus 0%, 10%, 20% or 30% at the optionee’s choice. The exercise price is determined at date of grant. All options under the plan are immediately exercisable.The maximum term of an option granted under the 1996 Stock Plan is five years from the date of grant. Resale to third parties of shares purchased through exercise of an option granted under the 1996 Stock Plan is restricted. Only 25% of such shares may be sold in the year following the date the option was granted and in each of the three years following the first anniversary of the date of grant the optionee gains the right to sell an additional 25% of the shares covered by the option.

In the event of termination of an optionee’s employment or consulting arrangement, all options that have not been exercised terminate. In the event of termination of an optionee’s status as an employee as a result of death or disability, the option may be exercised at any time within twelve months following the date of death or disability but in no event later than the expiration date of such option and only to the extent that the optionee had the right to exercise the option on the date of death or disability. In the case of death, the option may be exercised by the optionee’s estate or by a person who has acquired the right to exercise the option by bequest or inheritance. Rights may not be sold, pledged, assigned, hypothecated, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee. Options to purchase an aggregate of 891,627 common shares under the 1996 Stock Plan were outstanding at December 31, 2002.

1995 Director Option Plan

The 1995 Director Option Plan provides for automatic grants of stock options to Supervisory Directors of the Company. When adopted by the shareholders of the Company in September 1995, 100,000 common shares were issuable under the Director Plan. At the 1998 general meeting of shareholders, the shareholders voted to increase the number of shares issuable under the Director Plan by 100,000, bringing the total number of common shares issuable under the Director Plan to 200,000.

Each person who becomes a Supervisory Director after September 1995, other than individuals who immediately prior thereto served as a Chief Executive Officer of the Company automatically are granted an option to purchase 5,000 common shares of the Company upon their appointment to the Supervisory Board (a ‘First Option’).

In addition, each Supervisory Director is automatically granted an option to purchase 5,000 common shares (a ‘Subsequent Option’) on January 1 of each year, provided that he or she has served on the Board for at least three months as of that date. At the general meeting of shareholders on May 23, 2001, the shareholders voted to increase the number of automatically granted options to 10,000 a year starting January 1, 2002. All options granted under the Director Plan are exercisable immediately. Under the terms of the Director Plan, the exercise price of options granted to Supervisory Directors is 100% of the average fair market value of the common shares on the date of grant. Shares purchased upon exercise of a Subsequent Option are subject to a repurchase right. The Company may repurchase at the exercise price of the Subsequent Option any shares purchased by the optionee pursuant to the Subsequent Option if the optionee ceases to be a Supervisory Director of the Company.This repurchase right lapses as to one twelfth of the shares subject to the Subsequent Option for each month that passes after date of grant of the Subsequent Option so long as the optionee remains a Director. All options granted under the Director Plan have a term of five years.

In the event of termination of an optionee’s status as a Director, the optionee may exercise his or her remaining options within 90 days of the termination date (or 12 months in the case of termination as a result of death or disability), but in no event later than the expiration date of any such option. Options may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all repurchase rights with respect to options outstanding under the Director Plan will immediately lapse, and such options will remain exercisable for a period of 90 days from the date of change in control. Options to purchase 15,000 common shares were outstanding under the Director Plan at December 31, 2002. The Director Plan will terminate in September 2005.

The following table sets forth, as of December 31, 2002, (i) the total number of options to purchase common shares outstanding under the 1995 and 1996 Plans (ii) the expiration dates of such options and (iii) the prices,in US$, at which such options may be exercised.

	Outstanding	Expiration Dates	Exercise Price of shares US$
1996 Stock Plan	891,627	06/2003 to 07/2006	0.78 to 3.74
1995 Director Plan	15,000	05/2007	0.76 to 0.99

Item 7

Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows the beneficial ownership of common shares by (i) any person known to the Company to be the owner of more than five percent of the common shares, as of December 31, 2002:

Identity of person	Shares Beneficially owned	Percent
F. Khaleghi Yazdi	10,008,424	32.8%
Orange Fund	4,500,000	14.8%
S. Nadjafi	2,296,370	7.5%

In 2002 F. Khaleghi Yazdi purchased, to the best of the Company’s knowledge, about 2 million shares. The major shareholders do not have voting rights that are different from the rights of other shareholders. The Company believes that about 7.3% of its common shares are held in the United States. To the best of the Company’s knowledge, there are 6 registered holders of the Company’s common shares in the United States. The Company is not owned or controlled by another corporation or by any foreign government.

Related Party Transactions

None of the members of the Company’s directors or officers has or has had since January 1, 2002, any interest in any transaction which is or was (i) material to such affiliated party or (ii) material to the business of the Company. No loan is outstanding from the Company to any Board member or Supervisory Board member and the Company has not provided any guarantee for the benefit of any such person.

Item 8

Financial Information

Consolidated Statements and other Financial Information

Consolidated Statements

See pages F-1 through F-21 incorporated herein by reference.

Legal Proceedings

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, originating before 2002, generally in the ordinary course of its business. Although the Company vigorously defends against these claims it maintains reserves to an amount of approximately EUR 513,000 for specific lawsuits as a matter of course, which represent estimates of its probable liabilities with respect to these specific claims. The Company does not believe that based on current judgement and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition. As this litigation may take several years to complete future events could require management to make significant adjustments for revisions to these estimates.

From time to time in the ordinary course of business the Company receives inquiries regarding possible infringement by its products of third party proprietary rights. Although the Company believes there is no basis for any current inquiries, third parties may assert infringement claims against the Company in the future with respect to current or future products, which could result in costly litigation.  It is possible that an assertion could result in the Company to entering into royalty arrangements.

Dividend Distributions

The Company has never paid or declared any cash dividends on its common shares and does not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Supervisory Board and will depend on the Company’s financial condition, results of operations, capital requirements, general business condition and such other factors as the Supervisory Board may deem relevant. The Company has paid cash dividends to the holders of its preferred shares as required by its Articles of Association, as amended from time to time.

Significant Changes

There have been no significant changes in the Company’s business since December 31, 2002.

Item 9

The Offering and Listing

The Company’s common shares are issuable in either registered or bearer form as the holder may elect. Registered shares may consist of either common shares registered with the Bank of New York, the Company’s transfer agent and registrar in New York (respectively, the ‘New York Registered Shares’ and the ‘New York Transfer Agent’), or common shares registered at the Company’s offices in Vianen, The Netherlands (the ‘Vianen Register’). New York Registered Shares may be evidenced by certificates printed in English and are registered in book-entry form. Common shares may also be registered in the Vianen Register in book-entry form. Bearer shares are represented by certificates printed in Dutch ‘k Certificates’ or ‘cf Certificates’.

The transfer of registered shares requires (i) an instrument intended for such purpose, (ii) except when the Company itself is a party to such legal act, the written acknowledgment of the transfer by the Company or, in the case of New York Registered Shares, the New York Transfer Agent on behalf of the Company and (iii) delivery of the share certificates, if any, to the Company or the New York Transfer Agent.

The Company’s common shares were quoted on the Nasdaq National Market from the Company’s initial public offering on December 15, 1995 until June 24, 1997. On June 24, 1997, the Company’s common shares were delisted from the Nasdaq National Market and quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. until August 10, 1998. Since August 10, 1998, the common shares have been quoted on the Nasdaq Small Cap Market. Effective March 16, 1999, the Company’s stock ticker symbol changed from ‘TPPPF’ to ‘TPPP’.

The following table sets forth, for the years indicated, the high and low sale prices per common share during each year, as reported on on the OTC Bulletin Board and the Nasdaq Small Cap Market for the fiscal year ending December 31, 1998, and as reported on the Nasdaq Small Cap Market for the fiscal years ending December 31, 1999, 2000, 2001 and 2002.

Year	High	Low
	US$	US$
1998	3.56250	2.00000
1999	3.37500	1.37500
2000	2.87500	0.70310
2001	1.41000	0.45000
2002	1.10000	0.05000

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the quarters as reported on the Nasdaq Small Cap Market.

Quarter	High	Low
	US$	US$

2001
First quarter	1.25000	0.75000
Second quarter	1.41000	0.59380
Third quarter	1.15000	0.45000
Fourth quarter	1.05000	0.50000

2002
First quarter	1.05000	0.75000
Second quarter	1.10000	0.45000
Third quarter	0.64000	0.05000
Fourth quarter	0.39000	0.20000

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the months set forth below as reported on the Nasdaq Small Cap Market.

Month	High	Low
	US$	US$
September 2002	0.41	0.05
October 2002	0.39	0.25
November 2002	0.36	0.23
December 2002	0.33	0.20
January 2003	0.30	0.20
February 2003	0.30	0.11

Item 10

Additional Information

Memorandum and Articles of Association

Introduction

The material provisions of the Company’s Articles of Association, an English translation of which has been included as an exhibit to this Annual Report on Form 20-F, are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established by the Department of Justice at Vianen, The Netherlands as number N.V. 538.177.  The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company’s Articles of Association.

Shares

The Company’s authorized share capital is currently divided into 43,750,000 common shares, nominal value EUR 0.04 per common share and 19,750,000 preferred shares, nominal value EUR 0.04 per preferred share.The common shares may be in bearer or registered form.

Dividends

Dividends on common shares may be paid out of annual profits shown in the Company’s annual accounts, which must be adopted by the Company’s Supervisory Board and approved by the Company’s shareholders at the general meeting. Any holder of outstanding preferred shares is entitled to an annual dividend equal to the par value of such shares multiplied by such rate as is determined by the Board of Management on the first date on which a preferred share is issued and approved by the Supervisory Board, provided that such rate shall be within three percentage points of the average deposit rate of the European Central Bank. Such dividends on preferred shares are cumulative.

The Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of the Company’s profits should be retained and not be made available for distribution to shareholders.Those profits that are not retained shall be distributed to holders of common shares, subject to the rights of the holders of outstanding preferred shares, if any, described above, provided that the distribution does not reduce shareholders’ equity below the issued share capital increased by the amount of reserves required by Netherlands law. At its discretion, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been approved by the Company’s shareholders. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the Board of Management, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Voting Rights

Members of the Company’s Supervisory Board are appointed by the general meeting. The Company’s Articles of Association provide that the term of office of each Supervisory Director will expire no later than the earlier of the first general meeting of shareholders after the fourth anniversary of his or her appointment and the date on which the general meeting of shareholders is held in the calendar year in which he or she attains the age of 72. Members of the Supervisory Board may be re-appointed. Members of the Board of Management are appointed by the general meeting of shareholders voting on a proposal by the Supervisory Board.

General Meetings of Shareholders

The Company’s general meetings of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in The Netherlands and abroad in countries where the Company’s bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company’s registered shares must notify it in writing of their intention to attend the meeting and holders of the Company’s bearer shares must direct the depository to their bearer shares, each as specified in the published notice. The Company currently does not solicit from or nominate proxies for its shareholders and is exempt from the proxy rules of the United States Securities Exchange Act. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

Other general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board or the Board of Management and must be held if one or more shareholders or other persons entitled to attend the general meeting of shareholders jointly representing at least 10% of the Company’s issued share capital make a written request to the Supervisory Board or the Board of Management that a meeting must be held and specifying in detail the business to be dealt with at such meeting. Resolutions are adopted at general meetings of shareholders by a majority of the votes cast, except where a different proportion of votes is required by the Articles of Association or Netherlands law, in a meeting in which holders of at least one-third of the outstanding common shares are represented. Each share carries one vote.

Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting of shareholders amending the Company’s Articles of Association or winding up the Company may only be taken after a proposal made by the Board of Management and approved by the Supervisory Board. A resolution to dissolve the Company must be approved by at least a three-fourths majority of the votes cast.

Approval of Annual Accounts

The Company’s annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the general meeting of shareholders for approval. Consistent with business practice in The Netherlands and as provided by the Company’s Articles of Association, approval of the annual accounts by the shareholders discharges the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

Liquidation Rights

In the event of the Company’s dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed (a) first to the preferred shareholders in an amount equal to the par value of such shares plus any declared but unpaid cumulative dividends and (b) second any remaining assets will be divided proportionately among the holders of the common shares.

Issues of Shares; Pre-emptive Rights

The Company’s Board of Management has the power to issue shares if the Board of Management has been designated by the general meeting of shareholders (whether by means of an authorizing resolution or by an amendment to the Company’s Articles of Association) as the authorized body for this purpose. The number of shares the Board of Management is authorized to issue must be set at the time of appointment and in the case of common shares may not exceed 20% of the common shares then outstanding. Pursuant to a shareholders’ resolution dated 11 June 1999, the Board of Management is authorized to issue up to 43,750,000 common shares and 19,750,000 preferred shares or rights thereto through 11 June 2004. The Board of Management may, however, authorize an issuance of shares only after obtaining the approval of the Supervisory Board. A designation of the Board of Management may be effective for a specified period of up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to authorize the issuance of shares.

Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which right may be limited or eliminated. If designated for this purpose by the general meeting of shareholders (whether by means of any authorizing resolution or an amendment to the Company’s Articles of Association), the Board of Management has the power, subject to approval of the Supervisory Board, to limit or eliminate shareholder pre-emptive rights through 11 June 2004. A designation may be effective for up to five years and may be renewed. In the absence of such designation, the general meeting of shareholders has the power to limit or eliminate such rights. The foregoing provisions apply equally to the issuance of rights to subscribe for common shares.

Preferred Shares

The provisions for the issuance of preferred shares are similar to the provisions for the issuance of common shares described above. However, an issuance of preferred shares will require prior approval of the general meeting of shareholders if (a) the Company’s shares are subsequently listed by Euronext Amsterdam N.V., (b) the proposed issuance of preferred shares would result in an outstanding amount of cumulative preferred shares exceeding 100% of the outstanding common shares and (c) the issuance is effected pursuant to a resolution of a corporate body other than the Company’s general meeting of shareholders, such as the Board of Management.

If the Company’s stock is subsequently listed by Euronext Amsterdam N.V., then the following provisions will apply. If the issuance of preferred shares is effected pursuant to a resolution of a corporate body other than the general meeting of shareholders, but the amount of preferred shares to be issued would not exceed 100% of the number of outstanding common shares, then prior approval of the general meeting of shareholders is not required, but the reasons for the issuance must be explained at an extraordinary general meeting of shareholders to be held within four weeks after such issue. Subsequently, within two years after the first issuance of preferred shares, a general meeting of shareholders will be held to resolve to repurchase or cancel the preferred shares. If no such resolution is adopted, subsequent general meetings of shareholders for the same purpose must be convened, each of which must be held within two years following the preceding meeting, until no preferred shares remain outstanding. This procedure does not apply to preferred shares that have been issued pursuant to a resolution by, or with the prior approval of, the general meeting of shareholders.

In connection with the issuance of preferred shares it may be stipulated that an amount not exceeding 75% of the nominal amount may be paid only if the Company requests payment. A decision of the Board of Management for further payment requires prior approval of the Supervisory Board.

Repurchase and Cancellation of Shares

The Company may repurchase its common shares, subject to compliance with the requirements of certain laws of The Netherlands (and provided the aggregate nominal value of the Company’s common shares acquired by it at any one time amounts to no more than one-tenth of its issued share capital). Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the general meeting of shareholders. Authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Board of Management and approval of the Supervisory Board, the Company’s shareholders at the general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

Shares may only be cancelled by vote of the shareholders at the general meeting. Only shares which the Company holds or for which it holds the depository receipts may be cancelled. However, an entire class may be cancelled provided the Company repays the par value to the holders of such shares. In the case of preferred shares, such repayment includes any declared but unpaid dividends.

Material Contracts

In 2001 The Department of Justice again appointed Triple P as one of four preferred suppliers for systems delivery for a maximum of four years commencing October 1, 2001. Under these contracts the company recorded a net revenue of approximately EUR 32.5 million in 2001 and EUR 30.7 million in 2002.  The Company agreed upon a master contract with the Department of Justice in The Netherlands under which more than hundred separate purchasing units order ICT-systems they need.

Exchange controls

There are currently no limitations on the rights of shareholders from outside The Netherlands to hold or vote common shares either under the laws of The Netherlands or in the Company’s Articles of Association. Cash distributions payable in euros, if any, may be officially transferred from and to The Netherlands and converted into any other currency without Netherlands legal restrictions. However, for statistical purposes such payments and transactions must be reported to the Dutch Central Bank.  We have no current intention to pay dividends on our ordinary shares.

Taxation

Introduction

The following is only a summary of the material anticipated tax consequences of an investment in common shares under US federal income tax and Netherlands tax laws. The discussion does not propose to deal with all possible tax consequences relating to an investment in common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US or non-Netherlands) tax laws, nor does it address special circumstances that may apply to individual investors. Accordingly, each shareholder is advised to consult its tax adviser regarding the tax consequences of its investment in common shares. This summary is based on the US Internal Revenue Code of 1986, the Regulations as amended thereunder, current case law, published rulings, and Netherlands tax laws and regulations.

The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and therefore should not be relied upon. Further, any variation or differences from the facts or representations recited herein might, for any reason, affect the following discussion, perhaps in an adverse manner. In addition, the Company’s US and Netherlands tax advisers have not undertaken any obligation to update this discussion for changes in facts or laws occurring subsequent to the date hereof.

The following summary solely represents the views of the US and Netherlands tax advisers of the Company regarding interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the US or The Netherlands will agree with this summary.

Netherlands Taxes

The following is only a summary of Netherlands tax consequences for an owner of common shares who is not, and is not deemed to be, a resident of The Netherlands for purpose of the relevant tax codes (a ‘non-resident shareholder’). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, personal income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

Netherlands Dividend Withholding Tax

To the extent that dividends are distributed by the Company, such dividends are subject under Netherlands tax law to a 25% withholding tax. Dividends include dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Netherlands tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of the Company’s additional paid-in capital as recognized for Netherlands tax purposes.

A non-resident shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax treaty which is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such treaties with, among others, the US, most European Union countries, Canada, Switzerland and Japan. Under most of these treaties, Netherlands dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in The Netherlands.

Under the Tax Treaty of December 18, 1992, between The Netherlands and the United States, together with the related Protocol (the ‘US Tax Treaty’), Dutch dividend withholding tax may be reduced. Reduction to 15% is possible if the dividends are paid by a Dutch company to a resident of the United States (other than an exempt organization or exempt pension trust, as discussed below). Reduction to 5% is possible in the case of certain US corporate shareholders who own directly at least 10% of the voting power in the Company (‘qualified shareholding’), provided such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative or fixed base in The Netherlands and to which enterprise or part of an enterprise the shares are attributable. Provided certain formalities have been fulfilled, the US Tax Treaty allows a complete exemption from Dutch withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Except in the case of exempt organizations other than pension funds, such reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of dividends (other than dividends stemming from a qualifying shareholding) provided Form IB 92 USA has been properly filed with the Dutch tax authority in advance of the payment; a copy should be filed with the US tax authority. If certain conditions are met, one Form IB 92 USA can be filed by all the US shareholders together. Form IB 92 USA is also required for a refund of Dutch dividend withholding tax. Exempt organizations and exempt pension funds which are not able to fulfill the formalities required to claim a full exemption at source remain subject to Dutch dividend withholding tax at the statutory rate of 25% and are required to properly file Form IB 95 USA and Form IB 96 USA, respectively for a refund of such withholding with the Dutch tax authority; a copy should be filed with the US tax authority. These Forms are available for dividends other than any dividends paid in connection with a qualified shareholding.

A person may not claim the benefits of the US Tax Treaty unless (i) such person is a resident of the United States as defined therein and (ii) such person’s entitlement to such benefits is not limited by the provisions of Article 26 (‘limitation on benefits’) of the US Tax Treaty. Furthermore, a reduction of Dutch dividend withholding tax may be refused by the Dutch tax authorities if so-called ‘dividend stripping’ has occurred. Dividend stripping is assumed if the recipient of the dividend is not the beneficial owner of the dividend. If as a result of transactions the dividend is for the account of another person while another person directly or indirectly remains the beneficial owner, through for example a deep in the money put option, and the recipient of the dividend is entitled to a greater reduction than the beneficial owner, a reduction will be denied. In this scenario, the 25% Dutch dividend withholding tax will not be reduced.

No withholding tax applies to the sale or disposition of shares to persons other than the company or companies in which the Company has a direct or indirect interest and on the sale or disposition of shares other than by persons holding or deemed to hold a substantial interest in the Company.

Under certain conditions, the Company may reduce the remittance of the dividend tax withheld. The reduction applies to the distribution of dividends received relating to shares and profit sharing bonds in a foreign subsidiary resident in The Netherlands Antilles, Aruba or a treaty country, provided the Company - together with its Dutch resident affiliated companies - holds an interest of at least 25% in that subsidiary and provided a withholding tax of at least 5% was due on the profit distribution. The reduction is the lower of 3% of the gross dividend paid by the Company or 3% of the dividends received relating to the mentioned shares and profit sharing bonds received in the current or two previous calendar years. The reduction is a benefit to the Company itself and may not be distributed without further Dutch dividend withholding tax on that distribution.

Netherlands Personal Income Tax and Corporate Income Tax

A non-resident shareholder will not be subject to Netherlands personal or corporate income tax with respect to dividends distributed by the Company on the common shares or with respect to capital gains derived from the sale or disposal of common shares in the Company, provided:

(a) the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable;

(b) the non-resident shareholder does not have a direct or indirect substantial interest in the share capital of the Company as defined in The Netherlands tax code or, in the event the non-resident shareholder does have such a substantial interest, such interest is a business asset, provided that such business asset is not held by a permanent establishment or permanent representative in The Netherlands; and

(c) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of securities or through an employment contract to which enterprise the shares are attributable.

In general terms, to have a substantial interest in the share capital of the Company the non-resident shareholder must, alone or together with certain close relatives, hold directly or indirectly 5% or more of the subscribed capital of any class of shares in the Company, or a right to acquire at least 5% of the issued share capital in any class of shares of the Company. The Netherlands imposes income tax at the rate of 25% on the capital gain realized upon the sale of shares in a Dutch registered company in which the taxpayer has a substantial interest and also on dividends received by a taxpayer from a

Netherlands company in which the taxpayer has a substantial interest.

Notwithstanding the above, under most tax treaties, The Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless certain additional conditions are met. In particular, under the US Tax Treaty, The Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless:

• the shareholder alone or together with certain relatives owns at least 25% of any class of shares; and

• the shareholder has, at any time during the five year period preceding the disposition, been a resident of The Netherlands.

Deemed Capital Net Assets Tax (formerly ‘Net Wealth Tax’)

As per January 1, 2001, The Netherlands net wealth tax has been abolished and replaced by a deemed capital net assets tax (i.e.’forfaitaire vermogens rendementsheffing’) which is included in Netherlands personal income tax legislation.

A non-resident shareholder who is an individual is not subject to Netherlands deemed capital net assets tax with respect to the common shares, provided the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (‘effectenbezit’) or employment.

Corporations are not subject to Netherlands deemed capital net assets tax.

Netherlands Gift and Inheritance Tax

A gift or inheritance of shares from a non-resident shareholder will not be subject to Netherlands gift and inheritance tax, provided:

(a) the non-resident shareholder does not have and is not deemed to have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment, a fixed base or a dependent agent in The Netherlands; and

(b) the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (‘effectenbezit’) or employment.

For purposes of Netherlands gift and inheritance tax, a Dutch citizen is deemed to be a resident of The Netherlands if he has been a resident thereof at any time during the ten years preceding the date of the gift or death. For purposes of Netherlands gift tax, a non-Dutch citizen is deemed to be a resident of The Netherlands if he has resided therein at any time in the twelve months preceding the date of the gift. A gift or inheritance of shares from a resident or deemed resident as defined in The Netherlands tax code will be subject to Netherlands gift or inheritance tax. In order to avoid double taxation, if the United States also has a taxation right based on its national tax law, The Netherlands and the United States have concluded a special tax treaty for inheritance tax. Based on the treaty, however, both states may be entitled to levy taxes on the estate on the basis of the citizenship and residency of a person.The treaty provides for a tax credit in such case to be granted, partially by both countries, in order to avoid full double taxation.

In December 2002 a lower Dutch tax court ruled that the deemed residency criterion is in conflict with European tax law. The Dutch Under-Minister of Finance requested the Dutch Supreme Court to re-examine the decision of the lower court. The outcome of this procedure is expected during 2003 or early 2004.

United States Federal Income Taxes

The following discussion summarizes the material anticipated US federal income tax consequences of the acquisition, ownership and disposition of shares by a US Holder (as defined below). This summary deals only with shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold shares as part of hedging or conversion transactions and investors whose functional currency is not the US dollar) may be subject to special rules. This summary does not deal with the tax consequences for US Holders who own at any time directly or indirectly through certain related parties 10% or more of the voting stock or nominal paid-in capital of the Company.

The summary does not purport to be a complete analysis or listing of all the potential tax consequences of holding shares, nor does it purport to furnish information in same detail or with attention to an investor’s specific tax circumstances that would be provided by an investor’s own tax adviser. Accordingly, prospective purchasers of shares are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of US federal, state, local, or other laws to which they may be subject.

As used herein, the term ‘US Holder’ means a beneficial owner of shares that is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The summary is based on the Internal Revenue Code of 1986, as amended (the ‘Code’), judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes to any of which after the date of this Annual Report on Form 20-F could apply on a retroactive basis and affect the tax consequences described herein.

Taxation of Dividends

For US federal income tax purposes, the gross amount of distributions (including any withholding tax thereon) made by the Company out of its current or accumulated earnings and profits (as determined under US federal income tax principles) will be included in the gross income of a direct US Holder as foreign source dividend income on the date of receipt but will not be eligible for the dividends received deduction generally allowed to US corporations. Distributions in excess of the earnings and profits of the Company will be treated, for US federal income tax purposes, first as a nontaxable return of capital to the extent of the US Holder’s basis in the shares (thereby increasing the amount of any gain and decreasing the amount of any loss realized on the subsequent disposition of such shares) and then as a gain from the sale or exchange of the shares.The amount of any dividend paid in euro will be equal to the US dollar value of the euro on the date of receipt regardless of whether the US Holder converts the payment into US dollars. Gain or loss, if any, recognized by a US Holder resulting from currency exchange fluctuations during the period from the date the dividend is includable to the date such payment is converted into US dollars and any exchange gain or loss will be ordinary income or loss.

Foreign Tax Credits

US Holders will generally be entitled to claim a credit against their United States federal income tax liability for the amount of Netherlands dividend withholding tax imposed on dividends paid to US Holders. See ‘Netherlands Taxes - Netherlands Dividend Withholding Tax’ above. US Holders who are entitled to the benefits of a reduced rate of Netherlands dividend withholding tax under the US Tax Treaty will be allowed a credit for only the amount of withholding tax provided for under the US Tax Treaty (i.e. 15%). However, the full amount of the dividend, including any withheld amounts in excess of 15%, will be subject to current United States federal income taxation whether or not such Holder obtained a refund of the excess amount withheld. The US Holder is also entitled to a US foreign tax credit for Dutch corporate taxes assessed on the earnings and profits that are distributed. To the extent that Dutch corporate income tax has reduced the accumulated earnings and profits (i.e. the taxes have been paid or at least accrued with an assessment), these taxes accompany the dividend at the same pro-rata percentage as the dividend to the accumulated earnings and profits. The dividend income against which US tax is assessed must be grossed up by the amount of Dutch taxes to be claimed as a credit in order to reverse the effect of the reduction to taxable earnings and profits. The amount of the credit for Netherlands income tax in accordance with the US Tax Treaty will be subject to limitations contained in the foreign tax credit provisions of the Code. In the event the Company pays a dividend to a US Holder out of the earnings of its non-Dutch subsidiary, however, it is possible that under certain circumstances such US Holder would not be entitled to claim a credit for a portion of any Dutch taxes withheld by the Company from such dividend. The portion of Dutch withholding tax that may not be creditable in this instance equals a maximum of 3% of the gross amount of such dividend (or 20% of the Dutch taxes withheld in the case of a US Holder entitled to claim a 15% withholding rate under the US Tax Treaty). This limitation could only potentially apply under circumstances where the Company pays dividends on the shares.

Depending on the particular circumstances of the US Holder, dividends accrued from shares will generally be classified, for foreign tax credit purposes, as passive income or financial services income. A US Holder who finds it more advantageous because of such limitations, to claim The Netherlands dividend withholding tax as a deduction instead of a credit may do so, but only for a year for which such Holder does not claim a credit for any foreign taxes. If the US Holder is a US partnership, trust, or estate, any tax credit is available only to the extent that the income derived by such partnership, trusts, or estate is subject to US tax on the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

Taxation on Sale or Disposition of Shares

US Holders will recognize capital gain or loss for US federal income tax purposes on the sale or other disposition of shares in an amount equal to the difference between the US dollar value of the amount realized and the US Holder’s adjusted tax basis in the shares. In general, a US Holder’s adjusted tax basis in the shares will be equal to the amount paid by the US Holder for such shares. For shares held less than a year, any such gain or loss will generally be treated as short-term gain or loss and taxed as ordinary gain or loss. If the shares have been held for more than a year, any such gain or loss will generally be treated as long-term capital gain or loss. Rates of tax on long-term capital gains vary depending on the holding period. US Holders are advised to consult a competent tax adviser regarding applicable capital gains tax provisions and sourcing of capital gains and losses for foreign tax credit purposes.

Gift and Estate Tax

An individual US Holder may be subject to US gift and estate taxes on shares in the same manner and to the same extent as on other types of personal property.

Backup Withholding and Information Reporting

Payments in respect of the shares may be subject to information reporting to the US Internal Revenue Service and to a 31% US backup withholding tax. Backup withholding generally will not apply, however, to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a US Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-US Holder will provide such certification on Form W-8 (Certificate of Foreign Status).

Passive Foreign Investment Companies

The Company may be classified as a ‘passive foreign investment company’ (‘PFIC’) for US federal income tax purposes if certain tests are met. The Company is a PFIC for US tax purposes for a US Holder if for any taxable year in which the US Holder held the Company’s shares, either (i) 75% or more of the gross income of the Company for the taxable year is passive income or (ii) assets which are held for the production of passive income are at least 50% of the average fair market value of all of the Company’s assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that would produce such income. For the purpose of the PFIC tests, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, it is treated as owning its proportionate share of the assets of the other corporation as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to the income and assets tests described above will be to treat a company as owning directly its proportionate share of the assets of the subsidiaries and of receiving directly its proportionate share of each of those companies’ income, if any, so long as the Company owns, directly or indirectly, at least 25% of the value of the particular Company’s stock. Accordingly, active business income of the Company’s subsidiaries will be treated as active rather than passive business income of the Company.

If the Company were to be classified as a PFIC, a US Holder would be subject to various adverse US tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred upon receipt of certain ‘excess’ dividend distributions from the Company by the US Holder and on realization of gain on disposition of any of the US Holder’s common shares (all of which distributions and gains would be taxable as ordinary income). Alternatively, if a US Holder were to so elect, and the Company were to agree to comply with certain reporting requirements, such US Holder would be currently taxed on the US Holder’s pro rata share of the Company’s ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received. Based on the nature of the Company’s expected income and assets, management believes that the Company was not a PFIC during 2002 and does not expect the Company to be classified as a PFIC in the foreseeable future.

Foreign Personal Holding Companies

The Company or any of its non-US subsidiaries may be classified as a ‘foreign personal holding company’ (‘FPHC’) if in any taxable year five or fewer persons who are US citizens or residents own (directly or constructively after the application of certain attribution rules) more than 50% of the Company’s stock (a ‘US Group’) and more than 60% of the gross income of the Company or of any subsidiary consists of passive income for purposes of the FPHC rules. There is a look-through rule for dividends and interest received from related persons. Accordingly, dividends and interest received by the Company from its subsidiaries will be re-characterized based on the income of the subsidiaries.

If the Company or any of its subsidiaries is or becomes a FPHC, each US Holder of the Company (including a US corporation) who held stock in the Company on the last day of the taxable year of the Company, or, if earlier, the last day of its taxable year in which a US Group existed with respect to the Company, is required to include in gross income as a dividend such shareholder’s pro rata portion of the undistributed FPHC income of the Company or the subsidiary, even if no cash dividend was actually paid. In this case, if the Company is a FPHC, a US Holder is entitled to increase its tax basis in the shares of the Company by the amount of a deemed dividend from the Company. If a subsidiary of the Company is a FPHC, a US Holder in the Company should be afforded similar relief, although the law is unclear as to the form of the relief.

Although the Company believes no US Group exists, the Company can give no assurance that a US Group will not exist at some time in the future and that the Company will not be treated as a FPHC. Moreover, the Company can give no assurance that it will have timely knowledge of the formation of a US Group. In this regard, the Company assumes no obligation to make disclosure with respect to such status.

If the Company were to become a FPHC, a US person who acquires shares from a deceased shareholder would be denied the step-up of tax basis of such shares to fair market value on the deceased’s date of death which otherwise would have been available and instead would have a tax basis equal to the lower of fair market value or the deceased shareholder’s basis.

As noted above, certain US tax consequences depend on the composition of the income of the Company and its subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income which the Company and its subsidiaries may realize. Accordingly, there can be no assurance that management’s expectations described in the preceding section will be met.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission (‘SEC’). These materials may be inspected at the Company’s office in Vianen, The Netherlands. The Company’s Investor Relations Department may be reached at +31 347 353 650. Documents filed with the SEC may also be read and copied at the SEC’s public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

Item 11

Quantitative and Qualitative Disclosure about Market Risk

The Company’s market exposure is primarily interest rate risk on short-term borrowings and, to a limited extent, foreign currency exposure on operational transactions. The Company has no formal risk management policy to reduce potential negative earnings effects from changes in interest and foreign exchange rates. The Company does not use financial instruments for hedging, trading or other speculative purposes.

Interest Rate Risk

At December 31, 2002 the Company had no short-term borrowings outstanding. At December 31, 2002 the Company had an EUR 344,000 interest bearing loan outstanding from Nationale Nederlanden, a Dutch pension company. Interest on this loan accrues at a variable rate of interest, currently 4% per year.  An immediate 10% change in interest rates would not have a material effect on the Company’s results of operations over the next fiscal year.

Foreign currency exchange rate risk

The Company has no material exposure to foreign currency exchange rate risk as both its revenues and expenses are mainly denominated in euro. In addition, no significant firmly committed sales or purchase contracts in foreign currencies are outstanding.

No foreign currency denominated debts are outstanding. As a consequence, management believes that a 10% hypothetical adverse movement in foreign currency rates will not have a significant effect on the Company’s consolidated financial position and results of operations over the next fiscal year.

Item 12

Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14

Material Modifications to the Right of Security Holders and Use of Proceeds

Not applicable.

Item 15

Controls and Procedures

Based on their evaluation of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Item 16

[Reserved]

Part III

Item 17

Financial Statements

Not applicable.

Item 18

Financial Statements

See Exhibits.

Item 19

Exhibits

The Consolidated Financial Statements filed as part of this report appear on pages F-1 through F-21 and are included herein by reference. An English translation of the Company’s Articles of Association, as amended on August 1, 2001, is attached hereto as an exhibit and is included herein by reference.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

May 28, 2003

Vianen,The Netherlands

Triple P N.V.

By
/s/ R.E. Pijselman
Chief Executive Officer

By
/s/ M.P.J. van den Oord
Chief Financial Officer

CERTIFICATIONS

I, Robert Pijselman, certify that:

1. I have reviewed this annual report on Form 20-F of Triple P N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.               designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.              evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.               presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.               all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.              any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 28, 2003

/s/ R.E. Pijselman
R.E. Pijselman
Chief Executive Officer

I, Peter van den Oord, certify that:

1. I have reviewed this annual report on Form 20-F of Triple P N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.               designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.              evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.               presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.               all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.              any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 28, 2003

/s/ M.P. J. van den Oord
M.P.J. van den Oord
Chief Financial Officer

Exhibit Index

Exhibit 1	Articles of Association, as amended

Exhibit 8	Subsidiaries

Exhibit 10.1	Triple P N.V. Consolidated Financial Statements

Exhibit 10.2	Certification by the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 10.3	Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002