Form 20-F
period 2003-12-31
TRIPLE P NV
filed 2004-05-26
CIK 1003471

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 0-27298

Triple P N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Ir. D.S. Tuynmanweg 10
4131 PN Vianen,
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
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was 30,469,345 common shares, EUR 0.04 par value per share.

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

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our consolidated financial statements are expressed in euros. In this Annual Report on Form 20-F, references to ‘euros’, ‘EUR’ and ‘€’ are to European Monetary Union euros and references to ‘US dollars’, ‘USD’ and ‘$’ are to United States dollars.

Part I

Item 1

Identity of Directors, Senior Management and Advisers

Not applicable

Item 2

Offer Statistics and Expected Timetable

Not applicable

Item 3

Key Information

Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto, included in this Annual Report on Form 20-F. The selected statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data at December 31, 2002 and 2003 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP), and are included herein. The selected statements of operations data for the year ended December 31, 1999 and 2000 and the balance sheet data at December 31, 1999, 2000 and 2001 are derived from audited financial statements not included herein.

Beginning January 1, 2000, the Company changed its reporting currency from Dutch guilders into European Monetary Union euros. All prior year figures in Dutch guilders have been restated in euros using the exchange rate as of January 1, 1999, of Dutch guilder 2.20371 to EUR 1.00. For more background information reference is made to ‘Item 3 - Exchange Rate Information’ included herein.

Statement of Operations Data

(in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
	EUR	EUR	EUR	EUR	EUR

Net revenues	112,812	122,353	110,874	96,373	80,371
Cost of revenues	88,474	100,252	91,793	79,438	66,261
Gross profit	24,338	22,101	19,081	16,935	14,110

Sales and marketing expense	10,932	10,227	9,743	9,777	8,550
Research and development expense	2,408	661	—	—	—
General and administrative expense	6,607	5,770	4,658	5,660	3,654
Goodwill amortization	255	191	189	—	—
Restructuring charge	—	—	—	1,370	1,281
Total operating expenses	20,202	16,849	14,590	16,807	13,485

Operating income from continuing operations	4,136	5,252	4,491	128	625

Other expense, net	(851)	(517)	(245)	(648)	(183)
Income (loss) before income taxes	3,285	4,735	4,246	(520)	442

Income taxes	—	—	—	—	—
Net income (loss) from continuing operations	3,285	4,735	4,246	(520)	442

Profit (loss) from discontinued operations	(823)	326	(377)	—	—
Loss on disposal of discontinued operations	—	—	(628)	—	—
Net income (loss) from discontinued operations (1)	(823)	326	(1,005)	—	—

Net income (loss)	2,462	5,061	3,241	(520)	442

Preferred stock dividend	980	980	572	—	—
Preferred stock withdrawal premium	—	—	454	—	—
Net income (loss) available to common shareholders	1,482	4,081	2,215	(520)	442

(1)          Discontinued Operations include (see item 4 for more information): Triple P Belgium N.V./S.A., Software and Services Solutions Business, Belgium.

Statement of Operations Data (continued)
(in thousands except share and per share data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
	EUR	EUR	EUR	EUR	EUR

Basic and diluted earnings per share:
Net income (loss) per share from continued operations	0.08	0.12	0.10	(0.02)	0.01
Net income (loss) per share from discontinued operations(1)	(0.03)	0.01	(0.03)	—	—
Net income (loss) per share	0.05	0.13	0.07	(0.02)	0.01

Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469	30,469
Diluted	30,763	30,469	30,469	30,469	30,479

Balance Sheet Data

(in thousands)

	Year Ended December 31,
	1999	2000	2001	2002	2003
	EUR	EUR	EUR	EUR	EUR

Cash, cash equivalents and restricted cash	2,600	9,673	1,069	4,266	6,194
Working capital	6,359	11,262	2,909	1,874	1,995
Total debt	—	459	1,163	1,022	442
Total assets	36,006	39,953	27,875	23,641	21,116
Shareholders’ equity	8,502	12,576	3,492	2,514	2,727

(1)          Discontinued Operations include: Triple P Belgium N.V./S.A., Software and Services Solutions Business, Belgium.

Exchange Rate Information

Effective January 1, 1999, the European Monetary Union created a single currency (the euro) for its member countries. On that date, the exchange rates between national currencies of the participating countries, including The Netherlands, were fixed against the euro. As of January 1, 2000, Triple P changed its reporting currency from Dutch guilders into European Monetary Union euros. In this Annual Report on Form 20-F all figures previously reported in Dutch guilders have been restated in euros using the exchange rate as of January 1, 1999, of Dutch guilder 2.20371 to EUR 1.00. The exchange rate of euros per US dollar as of April 29, 2004 was 0.8372.

Average exchange rates of euros per US dollar are as follows

(EUR per $ 1.00)

Calendar period	Period End	Average Rate(1)	High	Low
1999	0.99	0.94	1.00	0.85
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79

(1)                                  The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

Calendar period	High	Low
November 2003	0.88	0.83
December 2003	0.84	0.79
January 2004	0.81	0.78
February 2004	0.81	0.78
March 2004	0.83	0.80
April 2004	0.85	0.81

Risk Factors

The following important factors, among others, could cause the Company’s actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 20-F or presented from time to time elsewhere by management.

Our quarterly sales and operating results fluctuate significantly

The Company has experienced fluctuations in annual and quarterly operating results and anticipates that these fluctuations will continue. The fluctuations are caused by a number of factors, including the level and timing of customer orders, the ability to adjust expense levels to revenue levels, and seasonality.

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

The Company’s expense levels are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. The time between the initial contact with the customer and final delivery and acceptance of the Company’s products and services range from one to nine months, making it even more difficult to forecast the precise timing of sales. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on the Company’s results of operations and financial condition.

In the past the Company has realized higher revenues and net income in the fourth quarter of the year than in any other quarter. The Company believes that this trend is due primarily to the calendar year budgeting cycles and purchasing patterns of its customers.

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

Our sales are concentrated in The Netherlands and we are dependent on economic condition in The Netherlands

The Company derived substantially all of its net revenues from sales in The Netherlands in 2001, 2002 and 2003. Accordingly, the Company’s results of operations may be more affected by adverse economic conditions in The Netherlands than the results of more geographically diversified companies.

The Department of Justice in The Netherlands accounts for a significant portion of our sales and our future net sales could decline if we are unable to maintain this customer relationship

The Department of Justice in The Netherlands accounted for approximately EUR 17.3 million or 22% of consolidated net revenues in the year ended December 31, 2003, approximately EUR 30.7 million or 32% of consolidated net revenues in the year ended December 31, 2002 and approximately EUR 32.5 million or 29% of consolidated net revenues in the year ended December 31, 2001. Accordingly, the Company’s results of operations may be more dependent on one customer than the results of other companies with a larger base of smaller customers. If the Department of Justice in The Netherlands for any reason determined to cease or significantly decrease the levels of products and services that it historically has purchased from the Company, it would have a material adverse effect on the Company’s financial condition and results of operations. The Company has a master-agreement with the Department of Justice in The Netherlands based on which more than one hundred separate entities order Information and Communication Technology Systems (“ICT-systems”). The master-agreement expires in September 2004 and may be renewed for another period of 2 to 4 years based on a European tender procedure in 2004.

If we fail to attract and retain qualified personnel our business could be harmed

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

We may fail to compete effectively in our markets

The Company encounters competition from a broad range of firms in the markets in which it competes. Competitors include computer hardware manufacturers, systems integrators and consulting organizations, many of which possess greater resources than the Company, and small independent firms which compete primarily on the basis of cost of services provided and knowledge of local geographic markets. Finally, the Company faces competition from in-house ICT-staffs of large organizations. The Company believes that its ability to differentiate its product and service offerings from those which its potential customers can provide in-house is critical to its future success.

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

We must introduce new products and services in a timely fashion and are dependent on market acceptance of new products and services

The market for the Company’s products and services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product introductions. The Company’s future success will depend on its ability to enhance its current solutions, develop new solutions that meet changing customer needs, advertise and market its solutions and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in developing new solutions or enhancing its existing solutions on a timely basis, or that such new solutions or enhancements will achieve market acceptance. The development of new technologically advanced solutions is a complex and uncertain process requiring high levels of innovation as well as the accurate anticipation of technological and market trends. If the Company fails to anticipate or respond adequately to changes in technology and customer preferences, the introduction of new solutions or enhancement of existing solutions or any significant delays in their development or introduction could have a material adverse effect on the Company’s business, results of operations and financial condition.

Item 4

Information on the Company

History and Development of the Company

Triple P N.V. was incorporated in The Netherlands on August 28, 1995 and completed its initial public offering on December 15, 1995. The Company is the successor of Triple P Management B.V., which was founded in 1989. Its registered offices are located at Ir. D.S.Tuynmanweg 10, 4131 PN Vianen, The Netherlands (phone +31 347 353 650; fax +31 347 353 666). The Company’s transfer agent and registrar in the United States is the Bank of New York.

During 1999 the Company divested its minority interest in Siennax B.V. and its Datacom cabling business. Neither divestiture had a significant impact on the Company’s consolidated operating income.

During the year 2000, the Company divested its minority interest in Media Systems LTD. in the United Kingdom. The divestiture had no significant impact on the results of operations.

During the year 2001, the Company divested its ITC independent training center business. This divestiture had no significant impact on the results of operations. At the same time the Company committed to discontinue its US subsidiary, Triple P USA Inc.

During 2002, the Company ceased operations of Triple P USA Inc and began the process to legally dissolve the subsidiary which was finalized in 2003. This liquidation had no significant impact on the results of operations in 2002 or 2003.

During 2002, the Company sold its Belgian subsidiary, Triple P Belgium N.V./S.A., after the decision in December 2001 to discontinue the services and software solutions businesses in Belgium, which was based in part on reported operating losses in 2001 and the estimated operating losses in 2002, which materialized in 2002. As a result of this decision, the Company no longer serves any customers in the Belgian Healthcare market. In 2001 Triple P Belgium N.V./S.A. had net revenues and operating results of approximately EUR 8.0 million and EUR (0.4 million), respectively. The consolidated financial statements of the Company for the fiscal years 1999 through 2001 have been restated to reflect the effects to account for the disposal of the Belgian subsidiary as discontinued operations in December 2001. Accordingly, the net revenues, costs and expenses, assets and liabilities and cash flows associated with the discontinued operations have been excluded from the respective captions in the accompanying statements of operations and statements of cash flows and reflected under captions identifying them as discontinued operations.

During 2001, 2002 and 2003, the Company’s capital expenditures for fixed assets were EUR 1,354,000, EUR 1,427,000 and EUR 289,000, respectively. Capital expenditures consist mainly of ICT-infrastructure products for internal use. The higher levels of capital expenditures for fixed assets in 2001 and 2002 were mainly related to investments in a ERP-software solution, One World of JD Edwards. The Company capitalized expenses under fixed assets to an amount of EUR 1,001,000 and EUR 1,116,000 in the years 2001 and 2002, respectively, in implementing this technology.

Business Overview

The Company

Introduction

Triple P is a provider of high quality Information and Communication Technology (‘ICT’) infrastructure enterprise solutions to medium and large businesses in The Netherlands. These solutions include ICT-consultancy, ICT-infrastructure systems delivery, project management and implementation services, and operational ICT-infrastructure management and maintenance services. The Company’s solutions are compatible with the established products of leading hardware manufacturers, including Hewlett Packard, Toshiba, IBM, Sun Microsystems, Citrix, Cisco, Mitel, Microsoft, Novell and Oracle. The Company generated net revenues of EUR 80.4 million in 2003 and employed 330 employees at December 31, 2003.

Prior to December 31, 2002, Triple P organized its business into three divisions: Systems & Networks, Services, and Software & Systems Integration. As of January 1, 2003 these three divisions were integrated into a single organization with a Systems and Services business.

The Company’s Systems business (“Systems”) consists of reselling system and network products. The Company’s Services business (“Services”) consists of ICT-infrastructure management consulting including system and network integration consulting, project management and implementation services as well as operational ICT-infrastructure management and maintenance services. The Company’s Services business in the home-care and publishing markets also includes standard software implementation, customization and maintenance services.

Market approach

The Company currently has approximately 1,000 customers which are being served by the Company’s direct sales channel. Many customers are medium to large sized corporations or government agencies with more than 50 employees. In 2003, the Company started to implement an account management strategy for approximately 250 of its larger clients which it expects to finalize in 2004. During the implementation process these clients will be assigned to a dedicated account manager who is responsible for the sale of the total Systems and Services portfolio of the Company at this client.

The Company’s approach is to work together with customers to analyze their current ICT-infrastructures, define their ICT-objectives and functional requirements, and determine their systems and software requirements. The Company can also provide a customer with a detailed plan for the operational ICT-

infrastructure management and maintenance including, where relevant, an implementation plan for the required migration from an existing ICT-infrastructure.

The costs involved in contracts vary greatly depending on the size, scope and complexity of the project concerned. For the Systems business, the contracts range from EUR 25,000 for reselling a small PC-based network to more than EUR 1 million for reselling a large network employing Internet gateway, remote-access capabilities and with one or more high availability clusters. A typical purchase order ranges from EUR 25,000 to EUR 250,000. Customers frequently purchase hardware upgrades and increased network capacity subsequent to the initial sale, which provides additional revenues. For the Services business, consulting, project management and implementation contracts range from EUR 2,500 for the design and implementation of a small PC-based network to more than EUR 100,000 for the design and implementation of a complex network including complex storage or security issues. Recurring contracts range from EUR 1,000 a year for maintenance of a small PC-based network to more than EUR 250,000 a year for operational ICT-infrastructure management and maintenance of larger networks including one or more high availability clusters.

Systems business

The Company specializes in front to back-office solutions comprising multi-vendor products. The Company’s strategic relationships with leading suppliers enable it to offer customers both one-stop shopping and independent consultancy services. Systems offerings include highly functional front-office solutions and solutions for back-office environments focused on high-availability clustering, reliable data storage, mission-critical local area network (‘LAN’) backbones and interconnects, bandwidth management, and security and directory services. The Company resells personal computers, servers, network components and telephone switches manufactured by companies such as Toshiba, IBM, Sun Microsystems, Hewlett Packard, Citrix, Cisco and Mitel. The Company markets complete networks, Intranets and Internet gateways based on Gigabit Ethernet, Switched Ethernet, virtual LANs and LAN switching technologies, among others, supplied by leading vendors in the industry such as Cisco, Mitel and Hewlett Packard. The Company also sells, as necessary, third-party software, including networking and enterprise management software from providers such as Microsoft, Novell and Oracle. The Company’s solutions can be configured using a variety of network operating systems, including Microsoft Windows, Linux, Sun Microsystems’s Unix and Novell’s Netware.

Services business

The Company specializes in independent system and network integration consulting services and provides a customer a detailed network infrastructure design and, where relevant, an implementation plan for the required migration from an existing network configuration. The Company’s project management and implementation services is designed to ensure that the network infrastructure concepts work as designed. Once the new systems have been brought online, the Company’s certified specialists assist customers by managing the ICT-infrastructure or co-managing the ICT-environments with them. The Company’s Services business is focused on the continuing task of ensuring long-term reliable performance of ICT-

infrastructure environments, with a strong emphasis on control of the total cost of ownership.

Service level agreements provide customers with access to the Company’s specialized consulting, project management and operational ICT-infrastructure management services. These services include, among other things, selective outsourcing, on-site and remote support as well as installation, implementation and maintenance services. This approach enables the Company to control virtually any given ICT-infrastructure environment. The Company has developed specialist consulting and engineering services that enable customers to build individual state-of-the-art management services systems and methods. The Company’s approach to operational services, such as repairs and systems recovery, enables it to respond to customers’ problems 24 hours a day, seven days a week, 52 weeks a year and to achieve response times as fast as two hours, depending on the service level agreement.

The Company operates a network control center to monitor customers’ configurations and to coordinate necessary systems and network services. This enables the Company’s engineers to provide both on-site and remote assistance to customers. The Company’s hardware maintenance agreements are usually for a one year term and renew automatically, unless notice of termination is submitted at least 90 days prior to expiration. However, following the trend in the industry, an increasing percentage of the Company’s new maintenance business are on a time-and-materials basis. The Company’s high availability server and networking support agreements are usually for a one to three year term.

In the home-care market, the Company’s Services business focuses on automation of business processes within home-care organizations based on standardized third party software. For several years the Company has been a leading provider of home-care software in The Netherlands in collaboration with 36 home-care institutions united in the user group TCM. In 2000, the Company sold the source code of this home-care software to TCM effective January 1, 2002.

In the publishing market, the Company’s Services business focuses on work flow management and multi-media content management based on standardized third party software components. For several years, the Company has been a leading provider of newspaper publishing software in The Netherlands.

Competition

Competition is fierce in all segments of the worldwide ICT-market. The Company’s competitors are numerous and vary widely in size and resources, depending upon the market, customer and geographic area involved. The Company faces competition from systems integrators, consulting organizations, telecommunications companies, hardware manufacturers and information technology solution providers. The Company’s primary competitors in the Systems business include Simac, Van den Berg & Peeters, IBM, Hewlett Packard and Dell. In the Services business, the Company’s primary competitors include Atos Origin, Getronics, IBM, Imtech, Pink Roccade and Simac.

Organizational Structure

The following table sets forth the legal structure of Triple P N.V. as of February 29, 2004.

Triple P N.V.
The Netherlands

100%

Triple P Management B.V.
The Netherlands

100%	Triple P Nederland B.V.
The Netherlands

100%	Mediasystemen B.V.
The Netherlands

100%	Triple P eActivity B.V.
The Netherlands

100%	Inactive legal entities (1)
The Netherlands / Belgium

(1)          Contains several inactive legal entities in The Netherlands and Belgium each of which is wholly owned by either Triple P Management B.V. or Triple P N.V. (see Exhibit 8 included in Item 19 of this Annual Report on Form 20-F).

Property and Equipment

The Company leases office space in several locations. The location of each significant operation, its approximate size used by the Company and date of lease expiration are set forth below.

Location	Size (sq meters)	Function	Lease expiration
Vianen, The Netherlands	8,500	Headquarters, Sales, Operations, Staff	2004
Haarlem, the Netherlands	800	Mediasystemen BV	2004

The Company also leases other small service locations in The Netherlands aggregating approximately 330 square meters. The Company’s net rental expense for the year ended December 31, 2003, was approximately EUR 1.3 million.

Item 5

Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Introduction

Forward looking statements

This section contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 concerning the Company’s business, operations and financial condition. All statements other than statements of historical facts included in this annual report on Form 20-F regarding the Company’s strategy, future operations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. When used in this annual report on Form 20-F the words “expect”, “anticipate”, “intend”, “plan”, “believe”, “seek”, “estimate”, and similar expressions are intended to identify forwardlooking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this annual report on Form 20-F.

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

Critical Accounting Policies

A critical accounting policy is an accounting policy that is both material to the presentation of the Company’s financial statements and requires management to make difficult, subjective or complex judgements that could have a material effect on the Company’s financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: (i) management is required to make assumptions about matters that are uncertain at the time of the estimate; and (ii) different estimates that management could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on the Company’s financial condition or results of operations.

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt critical accounting policies, as described above, and therefore to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, particularly estimates relating to revenue recognition, allowances for doubtful accounts, litigation and contingencies, deferred taxes, long-lived assets, discontinued operations and restructuring and impairment charges, have a material impact on the Company’s financial statements, and are discussed in detail throughout management’s analysis of the results of operations as discussed below. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions. Additional information regarding risk factors that may impact the Company’s estimates is included in “Item 3 - Risk Factors” in this Annual Report on Form 20-F.

The Company applies the following critical accounting policies in the preparation of its consolidated financial statements:

Revenue recognition

Systems revenues consist of revenues from the sale of ICT-infrastructure systems of third party hardware and third party software. For arrangements where the Company does not install the systems, or installation is deemed to be inconsequential or perfunctory, revenues are recognized upon delivery when evidence of an arrangement exists, title and risk of loss have been transferred for both the third party hardware and third party software, amounts are fixed and determinable and collection is deemed probable. For arrangements where the Company installs the systems and installation is not deemed to be inconsequential or perfunctory, revenue is deferred until all obligations are fulfilled and all other revenue recognition criteria are met. If the arrangement includes a customer acceptance provision, or if there is uncertainty about customer acceptance of products sold or services rendered, revenue is deferred until evidence of customer acceptance is received.

Services revenues consist of revenues from maintenance and management service arrangements and consulting and implementation services. Revenues from maintenance and management service arrangements are recognized ratably over the term of the contract period once evidence of an arrangement exists, amounts are fixed and determinable and collection is deemed probable.  Revenues from consulting and implementation services are recognized on a time and materials basis as services are being performed, when all other revenue recognition criteria are met.

When elements such as the sale of systems, maintenance and management service arrangements and consulting and implementation services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when an element is sold separately generally determines fair value. In the absence of fair value for undelivered elements, the arrangement is accounted for as a single unit of accounting, resulting in delay of revenue recognition for all elements until all systems and services are delivered and all other obligations are fulfilled.

Shipping and handling costs are included in cost of sales.

Customer deposits represent cash received from customers in advance of fulfilling customer purchase orders. Revenues related to such transactions are recognized when all revenue recognition criteria are met and other obligations fulfilled. A provision for warranty costs is recorded upon revenue recognition when appropriate.

Deferred revenue primarily consists of revenue deferred under maintenance and management contracts. The Company generally invoices its customers in advance and, as discussed above, recognizes revenues on a pro rata basis over the term of the contract.

Allowance for Doubtful Accounts

The Company provides an allowance for possible doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on management’s periodic review of accounts, including the aging of accounts receivable, making use of past experience with similar accounts receivable. Based on current judgements and estimates management believes the allowance for doubtful accounts to be adequate. However, if the financial condition of the

Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or actual defaults were higher than the Company’s historical experience, management’s estimates of the recoverability of amounts due to the Company could be overstated, which could have an adverse impact on the Company’s operations. As of December 31, 2003, the Company had an allowance for doubtful accounts of EUR 860,000.

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

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, originating before 2002. The Company has established reserves of approximately EUR 850,000 relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. The Company does not believe that based on current judgements and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, the net deferred tax asset was approximately EUR 571,000. While management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if management were to subsequently determine that the Company would be able to realize deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period such determination was made. Similarly, should management determine that the Company would not be able to realize all or part of net deferred tax assets in the future, an adjustment to deferred tax assets would reduce income in the period such determination was made. In determining net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carryforwards, applicable tax rates, transfer pricing methodologies and prudent and feasible tax planning strategies.

Long-lived Assets

The Company evaluates the carrying value of all long-lived assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flow if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell. Significant management judgment is required in the forecasting of future operating results and proceeds from disposition which are used in the preparation of projected cash flows and, should different conditions prevail or judgements be made, material impairment charges could be necessary.

Restructuring and Impairment Charges

In 2002, restructuring and impairment charges were recorded in accordance with EITF (Emerging Issues Task Force) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 112, “Employers’ Accounting for Postemployment Benefits.”

In 2003, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” for restructuring charges and SFAS 112, “Employers’ Accounting for Postemployment Benefits”. SFAS 146 superseded EITF Issue 94-3 for plans approved after December 31, 2002.

During the fourth quarter of 2002 the Company decided to further streamline and restructure its business. The Company incurred a restructuring charge of EUR 1,370,000 representing EUR 655,000 for the abandonment of certain long-lived assets, EUR 550,000 for the termination of employee contracts and EUR 165,000 for permanently vacated leasehold facilities. During the fourth quarter of 2002 the Company recorded an impairment related to certain components of its ERP-software solution primarily as a result of the streamlining and restructuring of the Company. Total losses incurred in connection with the write down of assets were EUR 1,019,000 of which EUR 655,000 is included in the restructuring charge.

During the second quarter of 2003 the Company implemented additional measures to reduce its costs in anticipation of lower revenues. The Company terminated 43 of its 373 employees and, as a result, incurred a restructuring charge of EUR 1,281,000 in connection with related expenses in the second quarter of 2003. At December 31, 2003, the remaining restructuring provision was EUR 205,000 which is expected to be paid during 2004.

The Company and its subsidiaries lease their current facilities under operating leases that expire at various dates through the year 2007. At December 31, 2003, the Company has permanently vacated a portion of its leased facilities in Vianen, for which management has recorded a reserve of approximately EUR 485,000.

Discussion and analysis of results of operations: key figures

The consolidated financial statements of the Company for fiscal year 2001 have been reclassified to reflect the effects of the disposal of the Belgian subsidiary as a discontinued operation. Net revenues, costs and expenses, assets and liabilities and cash flows associated with the discontinued operations have been excluded from the respective captions in the accompanying consolidated balance sheets, statements of operations and statements of cash flows.

Summary financial and other operating data

(in thousands)

	Year Ended December 31,
	2001	2002	2003
	EUR	EUR	EUR

Net revenues	110,874	96,373	80,371
Gross profit	19,081	16,935	14,110

Sales and marketing expense	9,743	9,777	8,550
General and administrative expense	4,658	5,660	3,654
Goodwill amortization	189	—	—
Restructuring charge	—	1,370	1,281
Total operating expenses	14,590	16,807	13,485

Operating income from continuing operations	4,491	128	625

Net income (loss) from continuing operations	4,246	(520)	442

Net income (loss) from discontinued operations	(1,005)	—	—

Net income (loss)	3,241	(520)	442

Net income (loss) per share from continuing operations	0.10	(0.02)	0.01
Net income (loss) per share from discontinued operations	(0.03)	—	—
Total net income (loss) per share	0.07	(0.02)	0.01

Summary financial data as a percentage of total net revenues

(in percentages)

	Year Ended December 31,
	2001	2002	2003
	EUR	EUR	EUR

Net revenues	100.0%	100.0%	100.0%
Gross profit	17.2%	17.6%	17.6%

Sales and marketing expense	8.8%	10.1%	10.6%
General and administrative expense	4.2%	5.9%	4.5%
Goodwill amortization	0.2%	—	—
Restructuring charge	—	1.4%	1.6%
Total operating expenses	13.2%	17.4%	16.7%

Operating income from continuing operations	4.0%	0.1%	0.8%

Net income (loss) from continuing operations	3.8%	(0.5)%	0.5%

Net income (loss) from discontinued operations	(0.9)%	—	—

Net income (loss)	2.9%	(0.5)%	0.5%

Results of operations in 2003

The Company’s consolidated statement of operations in 2003 reflected net revenues of EUR 80.4 million, operating income of EUR 0.6 million and a net income of EUR 0.4 million.

The 2003 results included a restructuring charge of EUR 1.3 million relating to the termination of employee contracts, of which EUR 1.1 million was paid in 2003. The Company expects to make additional payments of approximately EUR 0.2 million in the first half of 2004. The Company implemented additional cost reduction measures in the second quarter of 2003 in response to lower than expected levels of net revenues in the first half of 2003. As a result of this restructuring, the Company’s annual fixed costs are expected to decrease by approximately EUR 2.5 million, which is expected to be fully reflected in operating results commencing in the second quarter of 2004.

As a result of the Company’s positive cash flow of EUR 1.9 million in 2003, the Company’s cash balance increased to EUR 6.2 million at December 31, 2003. The December 31, 2003 balance sheet shows shareholders’ equity of EUR 2.7 million, or 13% of total assets.

Results of operations in 2002

The Company’s consolidated statement of operations in 2002 reflected net revenues of EUR 96.4 million, operating income of EUR 0.1 million and a net loss of EUR 0.5 million.

The 2002 results included a EUR 450,000 charge for expected future losses related to leasehold facilities permanently vacated and a EUR 400,000 provision for two legal claims against the Company. These charges were reflected in 2002 general and administrative expense.

Furthermore the Company incurred a restructuring charge of EUR 1,370,000 to further streamline and restructure the Company. Legally, financially and organizationally, the Company’s three former divisions (Systems & Networks, Services and Software & Systems Integration) were integrated into one organization with a Systems business and Services business.

The restructuring charge of EUR 1,370,000 represents:

(i)                                     EUR 655,000 relating to the abandonment of certain long-lived assets (at net book value upon abandonment),

(ii)                                  EUR 165,000 relating to leasehold facilities permanently vacated and

(iii)                               EUR 550,000 relating to the termination of employee contracts.

The restructuring charges incurred in 2002 were financed out of working capital in 2003.

As a result of the Company’s positive cash flow of EUR 3.2 million in 2002, Triple P had a cash balance of EUR 4.3 million as of December 31, 2002. The December 31, 2002 balance sheet showed shareholders’ equity of EUR 2.5 million, or 11% of total assets.

Discussion and analysis of results of operations: 2003 compared with 2002

Results of operations

Net revenues

(in millions)

	Year Ended December 31,
Activity	2002		2003
	EUR	%	EUR	%
Systems	67.6	70.2	53.4	66.4
Services	28.8	29.8	27.0	33.6
Total	96.4	100.0	80.4	100.0

Gross profit / gross margin

(in millions)

	Year Ended December 31,
Activity	2002		2003
	EUR	%	EUR	%
Systems	8.1	12.0	5.8	10.9
Services	8.8	30.7	8.3	30.8
Total	16.9	17.6	14.1	17.6

Net revenues

Net revenues in 2003 were EUR 80.4 million compared to EUR 96.4 million in 2002, a decrease of EUR 16.0 million or 17%. This decrease in net revenue was primarily due to a decrease in net revenues by EUR 13.4 million from the Dutch Department of Justice, one of the Company’s major customers. The continued difficult economic climate forced the Dutch government to implement a cost reduction program at the Department of Justice in 2003 that has led to postponement or cancellation of major investments in ICT-infrastructure. As a result, revenues from design services, delivery and related project management and installation services of ICT-infrastructure systems decreased substantially. However, revenues from management and maintenance services (approximately 21% of total revenue) increased by 4%.

Gross margin

Despite continued price pressure resulting from weak demand, the Company was able to maintain gross margins at 17.6% in 2003 (17.6% in 2002). The decreased gross margin on Systems revenues was offset by a change in the Systems and Services sales mix. Furthermore, gross margin on Services revenues increased slightly due to the Company’s ability to reduce operating costs, mainly by decreasing the number of subcontracted and fixed personnel utilized at a faster rate than the decrease in revenues. The Company used on average 13 subcontractors in 2003 compared to 32 in 2002.

Operating expenses

(in millions)

	Year Ended December 31,
	2002	2003
	EUR	EUR
Sales and marketing expense	9.8	8.6
General and administrative expense	5.6	3.6
Restructuring charge	1.4	1.3
Total operating expenses	16.8	13.5

Operating expense as percentage of revenues

(in percentages)

	Year Ended December 31,
	2002	2003
	%	%
Sales and marketing expense	10.1	10.6
General and administrative expense	5.9	4.5
Restructuring charge	1.4	1.6
Total operating expenses	17.4	16.7

Sales and marketing expense

Sales and marketing expense was EUR 8.6 million in 2003. In 2002 this expense was EUR 9.8 million. This decrease is primarily due to a decrease in the number of employees resulting from the implementation of the 2003 restructuring program. As a percentage of net revenues, sales and marketing expense increased from 10.1% to 10.6% due primarily to the decrease in overall revenues.

General and administrative expense

General and administrative expense was EUR 3.6 million in 2003. In 2002 this expense was EUR 5.6 million. This decrease is primarily a result of EUR 0.9 million charges in 2002 related to leasehold facilities permanently vacated and an additional provision relating to two legal proceedings originating before 2002. This decrease was also due to a decrease in the number of employees resulting from the implementation of the 2003 restructuring program. As a percentage of net revenues, general and administrative expense decreased from 5.9% to 4.5%.

Restructuring charge

In the second quarter of 2003, the Company implemented additional cost reduction measures in response to lower than expected levels of net revenues in the first half of 2003. In the second quarter of 2003 the Company terminated the employment of 43 of its 373 employees and, as a result, recorded EUR 1.3 million restructuring expense of which EUR 1.1 million has been paid in 2003. As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 2.5 million which is expected to be fully reflected in operating results commencing in the second quarter of 2004. The implementation of the second quarter 2003 restructuring was mainly completed at year end 2003. The

Company expects to make additional payments of approximately EUR 0.2 million in the first half of 2004 relating to this restructuring plan.

Other expense, net

Net other expense decreased from EUR 0.6 million in 2002 to EUR 0.2 million in 2003 due primarily to decreased interest expense in 2003. This was due primarily to the positive cash flows of EUR 3.2 million in 2002 (mainly in the last quarter) and EUR 1.9 million in 2003 which led to repayment of short term credit facilities.

Provision for income taxes

Due to the availability of net operating losses (‘NOL’s’), the Company incurred no income tax expense in either 2002 or 2003. As of December 31, 2003, the Company has total NOL’s of approximately EUR 25.3 million (tax effect EUR 8.7 million). The Company recorded a deferred tax asset of EUR 0.6 million as it expects that it is more likely than not that this portion of the NOL’s will be realized.

Cash flows

Net cash provided by continuing operations was EUR 5.3 million and EUR 2.7 million in 2002 and 2003, respectively. Net cash provided by continuing operations was impacted by an increase in net income of EUR 1.0 million but offset by a decrease of non cash expenses by EUR 2.9 million and a decrease of cash flow from working capital management by EUR 0.7 million compared to 2002.

Net cash used in investing activities of continuing operations was EUR 1.4 million and EUR 0.7 million in 2002 and 2003, respectively. The lower cash used in investing activities is primarily due to a decrease in net investments in property and equipment as a result of the fact that a major portion of 2002 investments were related to an ERP-project that was completed in 2002.

Net cash used in financing activities of continuing operations was EUR 1.0 million and EUR 0.5 million in 2002 and 2003, respectively. The higher cash used in financing activities in 2002 was primarily related to the payment of the final installment of a 2001 preferred dividend to the holders of then outstanding preferred shares.

Net cash flow of discontinued operations was EUR 0.4 million and EUR 0.0 million in 2002 and 2003, respectively. The 2002 cash flow from discontinued operations was primarily related to the sale in 2002 of assets and liabilities related to discontinued operations.

Discussion and analysis of results of operations: 2002 compared with 2001

Overview of results of operations by division

Until December 31, 2002, Triple P organized its business in three divisions: Systems & Networks, Services, and Software & Systems Integration. As of January 1, 2003 these three divisions were integrated into a single organization with a Systems and Services business.

The following tables illustrate the net revenues and operating income of the Company’s divisions for 2002 and 2001.

Net revenues

(in millions)

	Year Ended December 31,
Division	2001	2002
	EUR	EUR
Systems & Networks	79.1	66.4
Services	26.0	24.9
Software & Systems Integration	5.8	5.1
Total Company	110.9	96.4

Operating income (loss)

(in millions)

	Year Ended December 31,
Division	2001	2002
	EUR	EUR
Systems & Networks	1.4	0.3
Services	3.3	3.0
Software & Systems Integration	0.2	(0.2)
Other	(0.4)	(3.0)
Total Company	4.5	0.1

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

Operating income of the Services Division decreased from EUR 3.3 million in 2001 to EUR 3.0 million in 2002. This decrease in operating income was primarily due to a decrease in revenues from the installation and project management services closely related to the decrease in delivery of ICT-

infrastructure systems by the Systems & Networks Division. However, revenue from management and maintenance contracts remained relatively stable.

Operating income of the Software & Systems Integration Division decreased from an income of EUR 0.2 million in 2001 to a loss of EUR 0.2 million in 2002. This decrease in operating income was primarily due to a decrease in software consulting revenue in the home-care market. The Division has not succeeded in offsetting the cancellation of the software development contract with the TCM group of 36 home-care institutions in 2002 by development of new business under difficult market conditions. In 2000 the Company sold the source code of its software to TCM effective January 1, 2002. In addition the development contract with TCM had been terminated per January 1, 2002.

Overview of results of operations by activity

Net revenues and gross profits

The following tables illustrate the net revenues and gross profit contribution of the Company’s principal activities for 2002 and 2001.

Net revenues

(in millions)

	Year Ended December 31,
Activity	2001		2002
	EUR	%	EUR	%
Systems	77.4	69.8	67.6	70.2
Services	33.4	30.1	28.8	29.8
Software	0.1	0.1	—	—
Total	110.9	100.0	96.4	100.0

Gross profit / gross margin

(in millions)

	Year Ended December 31,
Activity	2001		2002
	EUR	%	EUR	%
Systems	9.1	11.8	8.1	12.0
Services	10.0	29.9	8.8	30.7
Software	0.0	85.9	—	—
Total	19.1	17.2	16.9	17.6

Net revenues

Net revenues in 2002 were EUR 96.4 million compared to EUR 110.9 million in 2001, a decrease of EUR 14.5 million or 13%. This decrease in net revenue was primarily due to the current difficult market conditions that have led many companies, based on their own disappointing profits, to postpone or cancel major investments in ICT infrastructure. As a result, revenues from design services, delivery and related project management and installation services of ICT-infrastructure systems decreased substantially.

However, revenues from management and maintenance services (approximately 16% of total revenue) remained relatively stable.

Gross margin

Gross margin in 2002 was 17.6% compared to 17.2% in 2001.The Company was able to increase its gross margin on Systems as well as Services revenues despite continued price pressure resulting from weak demand. This was due to the Company’s ability to reduce its operating costs, mainly by reducing the number of subcontracted and fixed personnel utilized, at a faster rate than the decrease in revenues. In 2002 the Company used on average 32 subcontractors compared to 70 in 2001.

Operating expenses

(in millions)

	Year Ended December 31,
	2001	2002
	EUR	EUR
Sales and marketing expense	9.7	9.8
General and administrative expense	4.7	5.6
Goodwill amortisation	0.2	—
Restructuring charge	—	1.4
Total operating expense	14.6	16.8

Operating expenses as percentage of revenues

(in percentages)

	Year Ended December 31,
	2001	2002
	%	%
Sales and marketing expense	8.8	10.1
General and administrative expense	4.2	5.9
Goodwill amortization	0.2	—
Restructuring charge	—	1.4
Total operating expense	13.2	17.4

Sales and marketing expense

Sales and marketing expense remained largely unchanged at EUR 9.8 million in 2002. In 2001 this expense was EUR 9.7 million. As a percentage of net revenues, sales and marketing expense increased from 8.8% to 10.1% due primarily to the decrease in overall revenues.

General and administrative expense

General and administrative expense was EUR 5.6 million in 2002. In 2001 this expense was EUR 4.7 million. This increase is primarily a result of EUR 0.9 million charges in 2002 related to leasehold facilities permanently vacated and the additional provisions relating to two legal proceedings originating before 2002. As a percentage of net revenues, general and administrative expense increased from 4.2% to 5.9% (4.9% adjusted for one time items).

Goodwill

All goodwill of the Company had been fully amortized by the end of 2001.

Restructuring charge

Management further streamlined and restructured the Company in the last quarter of 2002. Legally, financially and organizationally, the Company’s three former divisions were integrated into one organization, Triple P Nederland B.V.. As a result of this restructuring, the Company incurred a restructuring charge of EUR 1.4 million representing EUR 0.7 million for the write down of unused assets, EUR 0.5 million for the termination of employee contracts and EUR 0.2 million for leasehold facilities permanently vacated. As a result of these measures, the Company’s annual expenses decreased by approximately EUR 1.5 million commencing in fiscal year 2003.

Other expense, net

Net other expense increased from EUR 0.2 million in 2001 to EUR 0.6 million in 2002 due primarily to increased interest expense in the first seven months of 2002 compared to 2001. This was due primarily to the financial restructuring in August 2001, in particular the withdrawal of all outstanding preferred shares for an aggregate EUR 11.8 million and the corresponding decrease in cash balances and increase in net interest expense. The Company financed this withdrawal with available surplus cash and by borrowings from its revolving credit facilities.

Provision for income taxes

Due to the availability of net operating losses (‘NOL’s’), the Company incurred no income tax expense in either 2001 or 2002.

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

Net cash provided by (used in) investing activities of continuing operations was EUR 0.4 million and EUR (1.4) million in 2001 and 2002, respectively. The increase in net cash used in investing activities is primarily due to an increase in net investments in property and equipment as a result the fact that a major portion of 2001 investments were financed by a capital lease. The Company did not enter into any such financing in 2002. Gross investments in property and equipment were EUR 1.4 million in both 2001 and 2002.

Net cash used in financing activities of continuing operations was EUR 12.6 million and EUR 1.1 million in 2001 and 2002, respectively. The higher cash used in financing activities in 2001 was primarily related to the Company’s financial restructuring, particularly the withdrawal of all outstanding preferred shares for EUR 11.3 million cash.

Net cash flow of discontinued operations was EUR (1.0) million and EUR 0.4 million in 2001 and 2002, respectively. The increased cash flow from discontinued operations was primarily related to the sale in 2002 of assets and liabilities related to discontinued operations.

Liquidity and Capital Resources

The Company had cash and cash equivalents (including restricted cash) of EUR 1.1 million, EUR 4.3 million and EUR 6.2 million at December 31, 2001, 2002 and 2003, respectively, and working capital of EUR 2.9 million, EUR 1.9 million and EUR 2.0 million at December 31, 2001, 2002 and 2003, respectively.

The increase in the Company’s cash position in 2003 is primarily due to positive operating profits and related positive cash flow, as well as working capital management.

The Company had no short-term borrowings at December 31, 2001, 2002 and 2003.

The Company has a euro denominated revolving credit facility agreement with IFN Finance B.V. (ABN-AMRO) whereby the Company may borrow up to 60% of eligible accounts receivable with a maximum of EUR 6 million. Borrowings under this facility are secured by the Company’s accounts receivable. Furthermore the Company agreed on a restriction of dividend distributions to the holders of common stock when equity is less than 15% of total assets. Interest on such borrowings accrues at the European Central Bank’s discount rate plus 1.5% with a minimum of 4.25% and is payable monthly. In addition, the Company pays a basic fee of 0.04% of total net revenues including VAT. This credit agreement, which took effect May 18, 2000, was renewed in May 2001 for a period of two years with an automatic renewal for a period of two years. The agreement may be terminated at the end of each period by either party upon expiration of a 90-day notice period. The current period ends at May 2005. As of December 31, 2003 no amounts were outstanding under this facility.

The Company does not engage in hedging activities nor has it entered into any off-balance-sheet transactions, arrangements or other relationships with unconsolidated entities or persons.

The following table summarizes the Company’s obligations to make future payments under contracts:

Contractual Obligations Due by Period at December 31, 2003

(in thousands of euros)

Contractual Obligations	Total	<1 year	1-5 year	>5 year
Loan	234	114	120	—
Capital leases (1)	208	208	—	—
Operating leases (2)	6,222	3,021	3,201	—
Total Contractual Cash Obligations	6,664	3,343	3,321	—

(1) Capital leases relate to the Company’s ERP-system.

(2) Operating leases relate to the Company’s building lease and car lease contracts.

The following table summarizes the Company’s bank guarantees and their expiration dates:

Amount of Bank Guarantees by Expiration Period at December 31, 2003

(in thousands of euros)

	Total	<1 year	1-5 year	>5 year
Bank Guarantees	947	741	196	10

The bank guarantees provided by the Company’s bank on behalf of the Company and its subsidiaries to third parties relate to bank guarantees issued to the lessor of the Company’s leasehold facilities and a bank guarantee issued to a customer to secure amounts prepaid to the Company. In connection with these bank guarantees amounting to EUR 947,000, the Company holds restricted cash to an amount of EUR 462,000 at the bank and the remaining amount of EUR 485,000 is deducted from the maximum borrowings under the Company’s credit facilities at the bank. No liability is accrued in connection with these bank guarantees as none are deemed probable.

The Company believes that its cash position at December 31, 2003, its internally generated cash flow in 2004 and its available bank borrowings will be adequate to satisfy its capital needs for at least the next twelve months. If internally generated cash is not sufficient to capital needs, management of the Company believes it is possible to reduce operating expenses and capital expenditures to compensate for this cash shortfall and to draw amounts under the existing credit facility agreement.

The Company may from time to time consider acquisitions of complementary businesses, products or technologies, which may require additional financing. In addition, continued growth in the Company’s business or the occurrence of additional operating losses may require the Company to raise additional capital. Additional capital may not be available to the Company if and when needed or on acceptable terms.

The Company plans limited capital expenditures for 2004.

The Company is party to certain legal proceedings, none of which the Company believes will have a material impact on the Company’s business or future results of operations or financial condition. Management has established a reserve for these legal proceedings. See ‘Legal Proceedings’ in item 8 and note 6 of ‘Notes to Consolidated Financial Statements’ in item 18 of this Annual Report on Form 20-F.

Trend Information

Triple P is focused on marketing systems and network products and consulting, project management and implementation services as well as operational ICT-infrastructure management and maintenance services to the Dutch ICT-business market. Most research analysts expect these market segments to grow structurally in the coming years. We believe that the Dutch ICT-business market will continue to be difficult, particularly in the first half of 2004. The difficult and uncertain economic climate generally and continued difficulties in the ICT-market are such that the Company cannot provide any specific guidance as to future results.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The adoption of this standard did not have a material impact on the Company’s financial position, result of operations or cash flows.

In November 2002, the FASB issued FAS Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of this standard did not have an impact on the Company’s financial position, result of operations or cash flows.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Elements.” The provisions of EITF issue 00-21 addresses certain aspects of accounting for arrangements that include multiple products or services. Accordingly, the application of EITF 00-21 may impact the timing of revenue recognition as well as the allocation of revenues between products and services. The adoption of EITF issue 00-21 for transactions entered into after July 1, 2003 did not have a material impact on the Company’s financial position, result of operations or cash flows as the Company previously accounted for individual units of its multiple element arrangements at their respective fair values.

In May 2003, the Emerging Issues Task Force (‘EITF”) reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” The FASB ratified this consensus in August 2003. EITF Issue 03-5 affirms that AICPA Statement of Position 97-2 applies to non-software deliverables, such as hardware, in an arrangement if software is essential to the functionality of the non-software deliverables. The adoption of EITF Issue 03-5 did not have a material impact on the Company’s financial position, result of operations and cash flows.

In January 2003, the FASB issued Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities” (FIN 46 or Interpretation), which was subsequently revised in December 2003.  Among other things, FIN 46, as revised, clarifies existing accounting rules governing the circumstances under which a company should consolidate another entity. FIN 46, as revised, requires “variable interest entities”, as defined, to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The Interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46, as revised, is effective for periods ending after March 15, 2004, except for entities that are considered special purpose entities, to which the provisions apply as of December 31, 2003.

The Company does not have any special purpose entities within the scope of FIN 46, as revised. The Company is not the primary beneficiary of any variable interest entities created after January 31, 2003, nor does the Company expect the final adoption of the Interpretation to have a material impact on its financial position, cash flows, or results of operations.

Item 6

Directors, Senior Management and Employees

Directors and Officers

The Directors and Senior Management of the Company in 2003 and 2004 until February 29, and their ages (as of December 31, 2003), are as follows:

Name	Age	Position(s)
A.H.M. Stam(1)	59	Chairman Supervisory Board
H.C.A. Groenen(1)	59	Member Supervisory Board
F. Khaleghi Yazdi	51	Member Supervisory Board (as of July 9, 2003)

R.E. Pijselman	36	Chief Executive Officer (until July 1, 2003)
H. Crijns	60	Interim Chief Executive Officer (as of June 18, 2003) and Director of Services
M.P.J. van den Oord	35	Chief Financial Officer (until April 1, 2004)
P. Blokhuis	35	Concern Controller (as of January 5, 2004)
R.P. van den Bunt	54	Director of Sales (until October 30, 2003)
W.J. Scholten	43	Director of Sales (as of February 1, 2004)

(1) Member of Audit Committee

A.H.M. Stam was appointed as Chairman of the Supervisory Board in May 2002. From 1972 to 1984, Mr. Stam held various executive management positions at SHV, an international wholesale company in The Netherlands. From 1984 to 1990, Mr. Stam held subsequent board positions at NMB, a Dutch Bank, Lease Plan, a Dutch car lease company and Newtron Holding, a Dutch holding company. From 1991 to 1993, Mr. Stam worked as interim manager for various companies. From 1993 to 2003, Mr. Stam has served as Chief Executive Officer of Arboned, a Dutch company in the healthcare market. Until January 1, 2004 Mr. Stam held Board positions at VNO/NCW and BOA as well as Advisory Board positions at Cap Gemini Ernst & Young and TNO. Furthermore, Mr. Stam holds various Supervisory Board positions at Bouwcenter Organisatie B.V. (Woerden), Syntec B.V. (Almere), BMG B.V. (Tilburg), Leeuwendael B.V. (Rijswijk), Utrechtse Juristen Groep B.V. (Utrecht) and Cyclo Media International N.V. (Waardenburg).

H.C.A. Groenen was appointed as Supervisory Board member in May 2002. Since 1967, Mr. Groenen has held various positions at NMB-Heller, a Dutch bank. From 1973 to 1998, Mr. Groenen was Chief Executive Officer of NMB-Heller, and from 1990 to 2003, he has been Chief Executive Officer of NMB-Heller Holding N.V. Mr. Groenen holds Board positions at PL & Partners Beheer (Doorn, The Netherlands) and Herbel Beleggingen N.V. (Rotterdam, The Netherlands).

F. Khaleghi Yazdi was appointed as Supervisory Board member in July 2003. From 1983 to 1987, Mr. Khaleghi was Director at HCS Technology B.V. From 1989 to 1997, Mr. Khaleghi was Chief Executive Officer of Triple P N.V. Since 1997, Mr. Khaleghi worked as a private investor and held several advisorships. Mr. Khaleghi is Managing Director of TPM Europe Holding B.V., his personal holding company and does not hold any other directorships.

R.E. Pijselman joined the Company in 2002 as Chief Executive Officer. Previously Mr. Pijselman served as Vice President for Active Voice, a subsidiary of NEC, where he was responsible for all activities in Europe, Middle East and Asia. With Active Voice Mr. Pijselman held several management positions since 1994. Mr. Pijselman left the Company on July 1, 2003.

H. Crijns joined the Company in November 1999 as Director of the Services Division and was appointed Director of Services in 2003. The Supervisory Board appointed him interim Chief Executive Officer in 2003, after Mr. Pijselman left the Company. From 1970 to 1985, Mr. Crijns worked for Xerox Corporation, and from 1985 to 1999, he worked for Digital Equipment Corporation where he held various management positions.

M.P.J. van den Oord joined the Company in 1997 as Controller of Triple P Nederland B.V. and was subsequently appointed Concern Controller in 1999 and Chief Financial Officer in 2002. From 1992 to 1997, Mr. van den Oord worked as a public accountant for Arthur Andersen. Mr. van den Oord is a certified public accountant. Mr. Van den Oord left the Company on April 1, 2004.

P. Blokhuis joined the Company in 2000 as Manager of the IT- Management Center, one of the Company’s Services units, and was subsequently appointed Controller in 2002 and Concern Controller in 2004. From 1995 to 2000, Mr. Blokhuis held various management positions at Euroveen B.V., a production and wholesale company.

R.P. van den Bunt joined the Company in 1989 as Director of the Office Solutions business unit and was appointed Director of the Systems & Networks Division in 1999 and Director of Sales in 2003. From 1976 to 1989, Mr. van den Bunt held various sales management positions at Wang Nederland B.V.

W.J. Scholten joined the Company in 2004 as Director of Sales. From 1997 to 2004 Mr. Schloten worked as general manager at Business Objects B.V., a software company in the Netherlands. Previously, Mr. Scholten worked for Digital Equipment B.V. where he held various sales and sales management positions.

Compensation

The amounts of cash compensation of the Supervisory Board members are determined and approved by the shareholders at the general meeting of shareholders. The remunerations on a yearly basis are EUR 22,689 for the chairman and EUR 13,613 for other members. These remunerations have accordingly been paid in cash to the Supervisory Board members for the year ended December 31, 2003, except for Mr. Khaleghi. Mr. Khaleghi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Management Board on an interim basis. The amount of cash compensation of Mr. Khaleghi paid and accrued for services in all capacities for the year ending December 31, 2003 was EUR 279,000.

The aggregate amount of cash compensation of the Chief Executive Officer and the officers, including former (interim) Chief Executive Officer and officers, of the Company as a group paid or accrued for services in all capacities for the year ended December 31, 2003, was approximately EUR 1,210,000 including contract termination benefits of approximately EUR 629,000. As of December 31, 2003, the Chief Executive Officer and the officers as a group held options to purchase 288,037 common shares. Certain executive officers are eligible to receive bonuses pursuant to a plan which establishes bonus targets based upon the Company’s sales, gross margin, operating income and accounts receivable balances.

The Company set aside an aggregate of EUR 134,000 in 2003 to provide pension, retirement or other benefits for these officers as a group.

Board Practices

The following table sets forth information regarding the incumbency of the members of the Company’s Supervisory Board.

Name	Period of Services		Expiration of Current Term
A.H.M. Stam	May 16, 2002	- present	May 16, 2006
H.C.A. Groenen	May 16, 2002	- present	May 16, 2006
F. Khaleghi Yazdi	July 9, 2003	- present	July 9, 2006

The Company’s Supervisory Board members Mr. Stam and Mr. Groenen together undertake the function of an Audit Committee and Remuneration Committee. The Audit Committee currently includes only two Supervisory Board members rather than three members as required by Nasdaq rules. This Nasdaq requirement does not take effect until July 31, 2005 for foreign private issuers, and the Company is currently conducting a search for an additional member of the Audit Committee.

The Audit Committee responsibilities are formalized in an Audit Committee Charter which will be reviewed and adjusted in accordance with the requirements of Nasdaq before July 31, 2005.

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. Tripe P has received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by Triple P are described below:

•                      Triple P is exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. Triple P does not solicit proxies or prepare proxy statements for General Meetings of Shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands.

•                      Triple P is exempt from Nasdaq’s requirements regarding shareholder approval requirements because public companies in the Netherlands generally do not require shareholder approval for specific actions by a company’s Board of Management.

The Company has no service contracts with its Supervisory Board Members.

The Company has entered into indemnification agreements with its directors and officers which provide for indemnification by the Company against any liability to which a director or executive officer may be subject for judgements, settlements, penalties, fines and expenses of defense (including attorneys’ fees, bonds and costs of investigation), arising out of or in any way related to acts or omissions as a director, officer or in any other capacity in which services are rendered to the Company or its subsidiaries. The Company believes that the indemnification agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and executive officers. The agreements provide that a director or officer is not entitled to indemnification under such agreements (i) if indemnification is expressly prohibited under applicable law, (ii) for certain violations of securities laws or (iii) for certain claims initiated by the officer or director. Generally, under Netherlands law a director will not be held personally liable for decisions made with reasonable business judgement absent self-dealing. In addition, indemnification may not be available to directors or officers under Netherlands law if any act or omission by a director or officer qualifies as willful misconduct or gross negligence. Due to the lack of applicable case law, it is not clear whether indemnification is available where there has been a breach of US securities laws.

Employees

On December 31, 2001, 2002 and 2003, the Company employed 446, 402 and 330 full time employees, respectively. On December 31, 2002 and 2003, the Company employed 17 and 16 temporary employees.

The following table sets forth the number of employees in each department on December 31, 2001, 2002 and 2003.

Full-Time Equivalent Employees by Department

	Year Ended December 31,
	2001	2002	2003
Operations	277	249	222
Sales & Marketing Softwa	114	105	69
General & Administrative	55	48	39
Company Total	446	402	330

The decrease in the number of full time employees by 44 in 2002 is primarily due to streamlining of the Company to better align its expenses with anticipated revenue.

The decrease in the number of full time employees by 72 in 2003 is primarily due to implementation of two formal restructuring programs, one in the fourth quarter of 2002 and one in the second quarter of 2003, due to lower than expected revenues. These restructuring programs included a detailed plan to terminate 29 and 43 employee contracts respectively. These employees left the Company in 2003.

Under Dutch law, employee membership in trade unions is confidential. The Company has never been the subject of a grievance filed by a trade union, nor has the Company ever suffered a work stoppage. Certain corporate decisions that would have a material effect on Triple P’s Dutch subsidiaries, which generate substantially all of its revenue, are subject to prior consent or advice from the Combined Works Council. The Company considers its employee relations to be excellent.

Share Ownership

Securities and options held by Directors and Officers

The following tables set forth the number of common shares and options to purchase common shares held by directors and officers on February 29, 2004.

Securities

Name	Securities Held (2)	Percentage of Class
A.H.M. Stam	15,000	(1)
H.C.A. Groenen	15,000	(1)
F. Khaleghi	11,635,043	38.2%

H. Crijns	249,537	(1)
M.P.J. van den Oord	10,601	(1)
P. Blokhuis	3,500	(1)
W.J. Scholten	0	(1)
All directors and officers as a group	11,928,681	39.1%

(1)                                  Less than 1%

(2)                                  Shares beneficially owned including shares underlying exercisable options.

Options

Name	Underlying securities	Exercise Price USD	Expiration Date
A.H.M. Stam	5,000	0.7600	05/2007
	10,000	0.3510	01/2008
H.C.A. Groenen	5,000	0.9880	05/2007
	10,000	0.3510	01/2008
F. Khaleghi	—	—	—

H. Crijns	30,000	2.1413	02/2004
	7,500	1.1760	07/2005
	132,037	1.0080	01/2006
	80,000	0.8040	11/2007
M.P.J. van den Oord	5,000	2.6650	09/2004
P. Blokhuis	3,500	1.1760	07/2005
W.J. Scholten	—	—	—
All directors and officers as a group	288,037

Stock compensation plan

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

The 1996 Stock Plan provides that the exercise price of options granted under the Plan shall be 100% of the average fair market value of the common shares during a period of five trading days prior to the date of grant plus 0%, 10%, 20% or 30% at the optionee’s choice. The exercise price is determined at the date of grant. All options under the plan are immediately exercisable. The maximum term of an option granted under the 1996 Stock Plan is five years from the date of grant. Resale to third parties of shares purchased through exercise of an option granted under the 1996 Stock Plan is restricted. Only 25% of such shares may be sold in the year following the date the option was granted and in each of the three years following the first anniversary of the date of grant the optionee gains the right to sell an additional 25% of the shares covered by the option.

In the event of termination of an optionee’s employment or consulting arrangement, all options that have not been exercised terminate. In the event of termination of an optionee’s status as an employee as a result of death or disability, the option may be exercised at any time within twelve months following the date of death or disability but in no event later than the expiration date of such option and only to the extent that the optionee had the right to exercise the option on the date of death or disability. In the case of death, the option may be exercised by the optionee’s estate or by a person who has acquired the right to exercise the option by bequest or inheritance. Rights may not be sold, pledged, assigned, hypothecated, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee. Options to purchase an aggregate of 1,173,387 common shares under the 1996 Stock Plan were outstanding on December 31, 2003.

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

In addition, each Supervisory Director is automatically granted an option to purchase 5,000 common shares (a ‘Subsequent Option’) on January 1 of each year, provided that he or she has served on the Board for at least three months as of that date. At the general meeting of shareholders on May 23, 2001, the shareholders voted to increase the number of automatically granted options to 10,000 a year starting on January 1, 2002. All options granted under the Director Plan are exercisable immediately. Under the terms of the Director Plan, the exercise price of options granted to Supervisory Directors is 100% of the average fair market value of the common shares on the date of grant. Shares purchased upon exercise of a Subsequent Option are subject to a repurchase right. The Company may repurchase at the exercise price of the Subsequent Option any shares purchased by the optionee pursuant to the Subsequent Option if the optionee ceases to be a Supervisory Director of the Company. This repurchase right lapses as to one twelfth of the shares subject to the Subsequent Option for each month that passes after the date of grant of the Subsequent Option so long as the optionee remains a Director. All options granted under the Director Plan have a term of five years. In the event of termination of an optionee’s status as a Director, the optionee may exercise his or her remaining options within 90 days of the termination date (or 12 months in the case of termination as a result of death or disability), but in no event later than the expiration date of any such option. Options may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all repurchase rights with respect to options outstanding under the Director Plan will immediately lapse, and such options will remain exercisable for a period of 90 days from the date of change in control. Options to purchase 30,000 common shares were outstanding under the Director Plan on December 31, 2003. The Director Plan will terminate in September 2005.

The following table sets forth, as of December 31, 2003, (i) the total number of options to purchase common shares outstanding under the 1995 and 1996 Plans (ii) the expiration dates of such options and (iii) the prices, in US$, at which such options may be exercised.

Options summary at December 31, 2003

	Options Available	Options Outstanding	Exercise price of shares USD	Expiration Dates
1996 Employee Plan	2,500,000	1,173,387	0.8040 – 3.3125	01/2004 – 11/2008
1995 Director Plan	200,000	30,000	0.3510 – 0.9880	05/2007 – 01/2008

Item 7

Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows to the best of the Company’s knowledge the beneficial ownership of common shares by any person known to the Company to be the owner of more than five percent of the common shares, as of December 31, 2003:

Identity of person	Shares Beneficially owned	Percent
F. Khaleghi Yazdi (1)	11,635,043	38.2%
Orange Fund	2,815,600	9.2%
S. Nadjafi	2,296,370	7.5%

(1)          Mr. Khaleghi’s holdings consist of 11,635,043 common shares owned by TPM Europe Holding B.V. which is wholly owned by Mr. Khaleghi.

The major shareholders do not have voting rights that are different from the rights of other shareholders.

To the best of the Company’s knowledge Mr. Khaleghi increased its holdings from 7,818,424 common shares at December 31, 2001, to 7,823,424 common shares at December 31, 2002, to 11,635,043 common shares at December 31, 2003.

To the best of the Company’s knowledge Orange Fund decreased its holdings from 4,500,000 common shares at December 31,2001 and 2002 to 2,815,600 common shares at December 31, 2003.

Related Party Transactions

Except as described below, none of the members of the Company’s directors or officers has or has had since January 1, 2003, any interest in any transaction which is or was (i) material to such affiliated party or (ii) material to the business of the Company. No loan is outstanding from the Company to any Management Board member or Supervisory Board member and the Company has not provided any guarantee for the benefit of any such person.

Mr. Khaleghi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Board of Directors on an interim basis. The amount of cash compensation of Mr. Khaleghi paid and accrued for services in all capacities for the year ending December 31, 2003 was EUR 279,000.

Item 8

Financial Information

Consolidated Statements and other Financial Information

Consolidated Statements

See pages F-1 through F-33 incorporated herein by reference.

Legal Proceedings

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, originating before 2002. The Company has established reserves of approximately EUR 850,000 relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. The Company does not believe that based on current judgements and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition.

Dividend Distributions

The Company has never paid or declared any cash dividends on its common shares and does not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Supervisory Board and will depend on the Company’s financial condition, results of operations, capital requirements, general business condition and such other factors as the Supervisory Board may deem relevant. The Company agreed with the provider of its borrowing arangements on a restriction of dividend distributions as long as equity is less than 15% of total assets.

The Company has paid cash dividends to the holders of its preferred shares as required by its Articles of Association, as amended from time to time.

Significant Changes

There have been no significant changes in the Company’s business since December 31, 2003.

Item 9

The Offering and Listing

The Company’s common shares are issuable in either registered or bearer form as the holder may elect. Registered shares may consist of either shares registered with the Bank of New York, the Company’s transfer agent and registrar in New York (respectively, the ‘New York Registered Shares’ and the ‘New York Transfer Agent’), or shares registered at the Company’s offices in Vianen, The Netherlands (the ‘Vianen Registered Shares’). New York Registered Shares and Vianen Registered Shares may be evidenced by certificates printed in English and are registered in book-entry form. Bearer shares may be evidenced by certificates printed in Dutch ‘k Certificates’ or ‘cf Certificates’.

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

The Company’s common shares are quoted on the Nasdaq Small Cap Market. Effective March 16, 1999, the Company’s stock ticker symbol changed from ‘TPPPF’ to ‘TPPP’.

The following table sets forth, for the years indicated, the high and low sale prices per common share during each year, as reported on the Nasdaq Small Cap Market for the fiscal years ending December 31, 1999, 2000, 2001, 2002 and 2003.

Year	High	Low
	US$	US$
1999	3.3750	1.3750
2000	2.8750	0.7031
2001	1.4100	0.4500
2002	1.1000	0.0500
2003	1.0500	0.1100

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the quarters as reported on the Nasdaq Small Cap Market.

Quarter	High	Low
	US$	US$
2002
First quarter	1.05	0.75
Second quarter	1.10	0.45
Third quarter	0.64	0.05
Fourth quarter	0.39	0.20

2003
First quarter	0.30	0.11
Second quarter	0.52	0.12
Third quarter	0.65	0.13
Fourth quarter	1.05	0.38

2004
First quarter	1.97	0.57

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the months set forth below as reported on the Nasdaq Small Cap Market.

Year	High	Low
	US$	US$
November 2003	0.82	0.50
December 2003	1.05	0.51
January 2004	1.49	0.57
February 2004	1.87	1.06
March 2004	1.97	1.02
April 2004	1.42	0.87

Item 10

Additional Information

Memorandum and Articles of Association

Introduction

An English translation of the Company’s articles of association, as amended on August 1, 2001, is attached to this Annual Report on Form 20-F. The material provisions of the Company’s Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established by the Department of Justice at Vianen, The Netherlands as number N.V. 538.177 and provide for full application of the large company regime (structuurregime), the special statutory regime for large Netherlands companies. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company’s Articles of Association.

Shares

The Company’s authorized share capital is currently divided into 43,750,000 common shares, nominal value EUR 0.04 per common share and 19,750,000 preferred shares, nominal value EUR 0.04 per preferred share. The common shares may be in bearer or registered form.

Dividends

Dividends on common shares may be paid out of annual profits shown in the Company’s annual accounts, which must be adopted by the Company’s Supervisory Board and approved by the Company’s shareholders at the general meeting. Any holder of outstanding preferred shares is entitled to an annual dividend equal to the paid-in capital on such shares multiplied by such rate as is determined by the Board of Management on the first date on which a preferred share is issued and approved by the Supervisory Board, provided that such rate shall be within three percentage points of the average deposit rate of the European Central Bank. Such dividends on preferred shares are cumulative.

The Board of Management, with the prior approval of the Supervisory Board, may decide that all or part of the Company’s profits should be retained and not be made available for distribution to shareholders. Those profits that are not retained shall be distributed to holders of common shares, subject to the rights of the holders of outstanding preferred shares, if any, described above, provided that the distribution does not reduce shareholders’ equity below the nominal value of the issued share capital increased by the amount of reserves required by Netherlands law. At its discretion, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the common shares before the annual accounts have been approved by the Company’s shareholders. Existing reserves that are distributable in accordance with Netherlands law may be made available for distribution upon proposal by the Board of Management, subject to prior approval by the Supervisory Board. With respect to cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Voting Rights

Members of the Company’s Supervisory Board are appointed by shareholders at the general meeting of shareholders. The Company’s Articles of Association provide that the term of office of each Supervisory Director will expire no later than the earlier of the first general meeting of shareholders after the fourth anniversary of his or her appointment and the date on which the general meeting of shareholders is held in the calendar year in which he or she attains the age of 72. Members of the Supervisory Board may be re-appointed. Members of the Board of Management are appointed by shareholders at the general meeting of shareholders voting on a proposal by the Supervisory Board.

General Meetings of Shareholders

The Company’s general meetings of shareholders will be held at least once a year, not later than six months after the end of the fiscal year. Notices convening a general meeting will be mailed to holders of registered shares at least 15 days before the general meeting and will be published in national newspapers in The Netherlands and abroad in countries where the Company’s bearer shares are admitted for official quotation. In order to attend, address and vote at the general meeting of shareholders, the holders of the Company’s registered shares must notify the Company in writing of their intention to attend the meeting and holders of the Company’s bearer shares must direct the depository to their bearer shares, each as specified in the published notice. The Company currently does not solicit from or nominate proxies for its shareholders and is exempt from the proxy rules of the United States Securities Exchange Act. However, shareholders and other persons entitled to attend the general meetings of shareholders may be represented by proxies with written authority.

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

Amendment of Articles of Association and Winding Up

A resolution presented to the general meeting of shareholders amending the Company’s Articles of Association or winding up the Company may only be taken after a proposal made by the Board of Management and approved by the Supervisory Board. A resolution to dissolve the Company must be approved at general meetings of shareholders by at least a three-fourths majority of the votes cast.

Approval of Annual Accounts

The Company’s annual Netherlands statutory accounts, together with a certificate of its auditors, will be submitted to the shareholders at the general meeting of shareholders for approval. Consistent with business practice in The Netherlands and as provided by the Company’s Articles of Association, approval of the annual accounts by the shareholders discharges the Board of Management and the Supervisory Board from liability for the performance of their respective duties for the past financial year. Under Netherlands law, this discharge is not absolute and will not be effective with respect to matters which are not disclosed to the shareholders.

Liquidation Rights

In the event of the Company’s dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed (a) first, to the preferred shareholders in an amount equal to the paid-in capital on such shares plus any declared but unpaid cumulative dividends and (b) second, any remaining assets will be divided proportionately among the holders of the common shares.

Issues of Shares; Pre-emptive Rights

The Company’s Board of Management has the power to issue shares if the Board of Management has been designated by the shareholders at the general meeting of shareholders (whether by means of an authorizing resolution or by an amendment to the Company’s Articles of Association) as the authorized body for this purpose. The number of shares the Board of Management is authorized to issue must be set at the time of appointment and in the case of common shares may not exceed 20% of the common shares then outstanding. Pursuant to a shareholders’ resolution dated 11 June 1999, the Board of Management is authorized to issue up to 43,750,000 common shares and 19,750,000 preferred shares or rights thereto through 11 June 2004. The Board of Management may, however, authorize an issuance of shares only after obtaining the approval of the Supervisory Board. A designation of the Board of Management may be effective for a specified period of up to five years and may be renewed. In the absence of such designation, the shareholders at the general meeting of shareholders have the power to authorize the issuance of shares.

Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which right may be limited or eliminated. If designated for this purpose by the shareholders at the general meeting of shareholders (whether by means of any authorizing resolution or an amendment to the Company’s Articles of Association), the Board of Management has the power, subject to approval of the Supervisory Board, to limit or eliminate shareholder pre-emptive rights through 11 June 2004. A designation may be effective for up to five years and may be renewed. In the absence of such designation, the shareholders at the general meeting of shareholders has the power to limit or eliminate such rights. The foregoing provisions apply equally to the issuance of rights to subscribe for common shares.

Preferred Shares

The provisions for the issuance of preferred shares are similar to the provisions for the issuance of common shares described above. However, an issuance of preferred shares will require prior approval of the shareholders at the general meeting of shareholders if (a) the Company’s shares are subsequently listed by Euronext Amsterdam N.V., (b) the proposed issuance of preferred shares would result in an outstanding amount of cumulative preferred shares exceeding 100% of the outstanding common shares and (c) the issuance is effected pursuant to a resolution of a corporate body other than the Company’s general meeting of shareholders, such as the Board of Management.

If the Company’s stock is subsequently listed by Euronext Amsterdam N.V., then the following provisions will apply. If the issuance of preferred shares is effected pursuant to a resolution of a corporate body other than the shareholders at the general meeting of shareholders, but the amount of preferred shares to be issued would not exceed 100% of the number of outstanding common shares, then prior approval of the shareholders at the general meeting of shareholders is not required, but the reasons for the issuance must be explained at an extraordinary general meeting of shareholders to be held within four weeks after such issue. Subsequently, within two years after the first issuance of preferred shares, a general meeting of shareholders will be held to resolve to repurchase or cancel the preferred shares. If no such resolution is adopted, subsequent general meetings of shareholders for the same purpose must be convened, each of which must be held within two years following the preceding meeting, until no preferred shares remain outstanding. This procedure does not apply to preferred shares that have been issued pursuant to a resolution by, or with the prior approval of, the shareholders at the general meeting of shareholders.

In connection with the issuance of preferred shares it may be stipulated that an amount not exceeding 75% of the nominal amount may be paid only if the Company requests payment. A decision of the Board of Management for further payment requires prior approval of the Supervisory Board.

Repurchase and Cancellation of Shares

The Company may repurchase up to a maximum of 10% of its common shares, subject to compliance with the requirements of certain laws of The Netherlands. Common shares owned by the Company may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization of the shareholders at the general meeting of shareholders. Authorization is not effective for more than 18 months. The Company may resell shares it purchases. Upon a proposal of the Board of Management and approval of the Supervisory Board, the Company’s shareholders at the general meeting shall have the power to decide to cancel shares acquired by the Company or to reduce the nominal value of the common shares. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of share capital.

Shares may only be cancelled by vote of the shareholders at the general meeting. Only shares which the

Company holds or for which it holds the depository receipts may be cancelled. However, an entire class may be cancelled provided the Company repays the paid-in capital to the holders of such shares. In the case of preferred shares, such repayment includes any declared but unpaid dividends.

Material Contracts

In 2001, The Department of Justice again appointed Triple P as one of four preferred suppliers for systems delivery for a maximum of four years commencing October 1, 2001. Under these contracts the company recorded a net revenue of approximately EUR 32.5 million in 2001, EUR 30.7 million in 2002 and EUR 17.3 million in 2003. The Company agreed upon a master-contract with the Department of Justice in The Netherlands under which more than one hundred separate purchasing units within the Department of Justice order ICT-systems.

Exchange controls

There are currently no limitations on the rights of shareholders from outside The Netherlands to hold or vote common shares either under the laws of The Netherlands or in the Company’s Articles of Association. Cash distributions payable in euros, if any, may be officially transferred from and to The Netherlands and converted into any other currency without Netherlands legal restrictions. However, for statistical purposes such payments and transactions must be reported to the Dutch Central Bank. We have no current intention to pay dividends on our common shares.

Taxation

Introduction

The following is only a summary of the material anticipated tax consequences of an investment in common shares under US federal income tax and Netherlands tax laws. The discussion does not propose to deal with all possible tax consequences relating to an investment in common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-US or nonNetherlands) tax laws, nor does it address special circumstances that may apply to individual investors. Accordingly, each shareholder is advised to consult its tax adviser regarding the tax consequences of its investment in common shares. This summary is based on the US Internal Revenue Code of 1986, the Regulations as amended thereunder, current case law, published rulings, and Netherlands tax laws and regulations.

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

A non-resident shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax treaty which is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such treaties with, among others, the US, all European Union countries, Canada, Switzerland and Japan. Under most of these treaties, Netherlands dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in The Netherlands.

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

A person may not claim the benefits of the US Tax Treaty unless (i) such person is a resident of the United States as defined therein and (ii) such person’s entitlement to such benefits is not limited by the provisions of Article 26 (‘limitation on benefits’) of the US Tax Treaty. Furthermore, a reduction of Dutch dividend withholding tax may be refused by the Dutch tax authorities if so-called ‘dividend stripping’ has occurred. Dividend stripping is assumed if the recipient of the dividend is not the beneficial owner of the dividend. If as a result of transactions the dividend is for the account of another person while another person directly or indirectly remains the beneficial owner of the shares, through for example a deep in the money put option, and the recipient of the dividend is entitled to a further reduction than the beneficial owner, a reduction will be denied. In this scenario, the 25% Dutch dividend withholding tax will not be reduced.

No withholding tax applies to the sale or disposition of shares to persons other than the company or companies in which the Company has a direct or indirect interest and on the sale or disposition of shares other than by persons holding or deemed to hold a substantial interest in the Company.

Under certain conditions, the Company may reduce the remittance of the dividend tax withheld. The reduction applies to the distribution of dividends received relating to shares and profit sharing bonds in a foreign subsidiary resident in The Netherlands Antilles, Aruba or a treaty country, provided the Company – together with its Dutch resident affiliated companies – holds an interest of at least 25% in that subsidiary and provided a withholding tax of at least 5% was due on the profit distribution. The reduction is the lower of 3% of the gross dividend paid by the Company or 3% of the dividends received relating to the mentioned shares and profit sharing bonds received in the current or two previous calendar years. The reduction is a benefit to the Company itself and may not be distributed without further Dutch dividend withholding tax on that distribution.

For completeness sake we mention that the US and The Netherlands have negotiated a revised tax treaty for the avoidance of double taxation. It is anticipated that this tax treaty will enter into force in 2004 or early 2005. Based on the revised treaty the dividend witholding tax rate will under circumstances be reduced to 0%. Moreover, the provisions of Article 26 (“Limitation on benefits”) of the US tax treaty will be amended.

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

Notwithstanding the above, under most tax treaties, The Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless certain additional conditions are met. In particular, under the US Tax Treaty, The Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless:

•                  the shareholder alone or together with certain relatives owns at least 25% of any class of shares; and

•                  the shareholder has, at any time during the five-year period preceding the disposition, been a resident of The Netherlands.

Deemed Capital Net Assets Tax (formerly ‘Net Wealth Tax’)

As per January 1, 2001, The Netherlands net wealth tax has been abolished and replaced by a deemed capital net assets tax (i.e. ‘forfaitaire vermogens rendementsheffing’) which is included in Netherlands personal income tax legislation. A non-resident shareholder who is an individual is not subject to Netherlands deemed capital net assets tax with respect to the common shares, provided the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (‘effectenbezit’) or employment.

Corporations are not subject to Netherlands deemed capital net assets tax.

Netherlands Gift and Inheritance Tax

A gift or inheritance of shares from a non-resident shareholder will not be subject to Netherlands gift and inheritance tax, provided:

•             the non-resident shareholder does not have and is not deemed to have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment, a fixed base or a dependent agent in The Netherlands; and

•             the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (‘effectenbezit’) or employment.

For purposes of Netherlands gift and inheritance tax, a Dutch citizen is deemed to be a resident of The Netherlands if he has been a resident thereof at any time during the ten years preceding the date of the gift or death. For purposes of Netherlands gift tax, a non-Dutch citizen is deemed to be a resident of The Netherlands if he has resided therein at any time in the twelve months preceding the date of the gift. A gift or inheritance of shares from a resident or deemed resident as defined in The Netherlands tax code will be subject to Netherlands gift or inheritance tax. In order to avoid double taxation, if the United States also has a taxation right based on its national tax law, The Netherlands and the United States have concluded a special tax treaty for inheritance tax. Based on the treaty, however, both states may be entitled to levy taxes on the estate on the basis of the citizenship and residency of a person. The treaty provides for a tax credit in such case to be granted, partially by both countries, in order to avoid full double taxation.

In December 2002, a lower Dutch tax court ruled that the deemed residency criterion is in conflict with European tax law. The Dutch Under-Minister of Finance requested the Dutch Supreme Court to reexamine the decision of the lower court. The outcome of this procedure is expected in 2004.

In November 2003 a lower Dutch tax court asked the European court to decide whether the deemed residence criterion is in conflict with European tax law. The outcome of this procedure is not expected in near future.

United States Taxes

The following discussion summarizes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares by a U.S. holder as defined below. This summary deals only with common shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which (such as tax-exempt entities, banks, broker-dealers, investors who hold common shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. The following summary also does not address special issues relevant to persons who own, directly or by attribution, 10% or more of our outstanding voting share capital. Shareholders are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

As used herein, a U.S. holder means a beneficial owner of common shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a United States domestic corporation or entity taxable as a corporation, or (iii) otherwise subject to U.S. federal income taxation on net income regardless of its source.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of distributions made by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt, but will not be eligible for the dividends received deduction generally allowed to corporations. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder’s basis in the common shares and then as a gain from the sale or exchange of the common shares. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Netherlands taxes withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. For foreign tax credit purposes, dividends paid by us generally will be foreign source “passive income” or, in the case of certain U.S. holders, “financial services income.”

Taxation on Sale or Disposition of Common Shares

U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale or other disposition of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s adjusted tax basis in the common shares. In general, a U.S.

holder’s adjusted tax basis in the common shares will be equal to the amount paid by the U.S. holder for such common shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares have been held for more than one year.

Passive Foreign Investment Company Considerations

If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a “passive foreign investment company”, or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, including an estimate of the value of our assets, we believe that we have not been a PFIC for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. Our determination of PFIC status may be challenged by the Internal Revenue Service. We intend to use reasonable efforts to avoid becoming a PFIC, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify you.

If we were classified as a PFIC, unless you timely made one of the elections described below, a special tax regime would apply to both:

•             any “excess distribution”, which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter; and

•             any gain realized on the sale or other disposition of the common shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized rateably over your holding period for the common shares. As a result of this treatment:

•             the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income;

•             the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•             the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If you make a mark-to-market election with respect to your shares, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of your shares will also be taxed as ordinary income.

The special PFIC tax rules described above also will not apply to you if you make a QEF election, that is, you elect to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide you with such information as you may require from us in order to make an effective QEF election.

If you make a QEF election, you will be required to include in your gross income for U.S. federal income tax purposes your pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not you receive any distributions from us. Your basis in your common shares will be increased to reflect undistributed amounts which are included in your gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to you.

You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of common shares.

Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 30% rate. Backup withholding will generally not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on Internal Revenue Service Form W-9 in the case of U.S. persons and on Internal Revenue Service Form W-8BEN in the case of non-U.S. persons.

Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

Interest Rate Risk

At December 31, 2003, the Company had (i) no short-term borrowings outstanding, (ii) an EUR 234,000 interest-bearing loan – 4% - outstanding from Nationale Nederlanden, a Dutch pension company and (iii) EUR 208,000 interest-bearing financial lease installments – between 5.8% and 7.7% - outstanding from Hewlett Packard. An immediate 10% change in interest rates would not have a material effect on the Company’s results of operations over the next fiscal year.

Foreign currency exchange rate risk

The Company has no material exposure to foreign currency exchange rate risk as both its revenues and expenses are mainly denominated in euro. In addition, no significant firmly committed sales or purchase contracts in foreign currencies are outstanding.

No foreign currency denominated debts are outstanding. As a consequence, management believes that a 10% adverse movement in foreign currency rates will not have a significant effect on the Company’s consolidated financial position and results of operations over the next fiscal year.

Item 12

Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13

Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14

Material Modifications to the Right of Security Holders and Use of Proceeds

Not applicable.

Item 15

Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2003. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2003, our disclosure controls and procedures were (1) designed to ensure that material information relating to Triple P N.V., including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16

[Reserved]

Item 16A

Audit Committee Financial Expert

The Board of Supervisory Directors has determined that the Company does not have an Audit Committee financial expert serving on its Audit Committee. The Board of Supervisory Directors believes that the members of the Audit Committee, Mr. A.H.M. Stam and Mr. H.C.A. Groenen, collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting as well as the necessary understanding of Audit Committee functions to diligently execute their responsibilities. Biographical information on each member of the Audit Committee is available in Item 6 of this Annual Report on Form 20-F. The Board of Supervisory Directors is currently conducting a search for an additional member of the Audit Committee who qualifies as an Audit Committee financial expert.

Item 16B

Code Of Ethics

The Company has adopted a written code of ethics that applies to all Company employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Triple P N.V.
IR. D.S. Tuynmanweg 10
4131 PN Vianen
The Netherlands
Telephone: +31 347 353 650

Item 16C

Principal Accountant Fees and Services

During each of the last two fiscal years, Ernst & Young Accountants has acted as the Company’s independent auditors.

Audit Fees

The aggregate fees for 2003 and 2002 audit services provided by Ernst & Young were EUR 132,500 and EUR 176,500 respectively, which included fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Ernst & Young billed the Company no fees for audit-related services for fiscal 2003 and 2002.

Tax Fees

Ernst & Young billed the Company no fees for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003 and 2002.

All Other Fees

Ernst & Young billed the Company no fees for services other than Audit Fees, Audit-Related Fees and Tax Fees described above for fiscal 2003 and 2002.

Pre-Approval Policies For Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Supervisory Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee does not have pre-approval policies, but non-audit services are not performed unless pre-approved by the Audit Committee. In fiscal 2003, the Company’s Audit Committee approved all of the services provided by Ernst & Young.

Item 16D

Exemption From the Listing Standards for Audit Committees

Not applicable.

Item 16E

Purchases of Equity Securities By the Issuer and Related Purchasers

Not applicable.

Part III

Item 17

Financial Statements

Not applicable.

Item 18

Financial Statements

The following Consolidated Financial Statements, together with the reports of our independent auditors therein, appearing on pages F-1 through F-33 are filed as part of this report on Form 20-F.

Triple P N.V. Consolidated Financial Statements

Triple P N.V.

Report of Independent Auditors

To the Shareholders and Supervisory Board of Triple P N.V.,

We have audited the accompanying consolidated balance sheets of Triple P N.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements and financial statement schedule of Triple P N.V. for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated February 7, 2002.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triple P N.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed above, the financial statements of Triple P N.V. and subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 13, the Company changed the composition of its reportable segments in 2003, and the amounts in the 2001 financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 financial statements. Our procedures included agreeing the adjusted amounts of segment revenues and gross profit to the Company’s underlying records obtained from management. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ Ernst & Young Accountants

Eindhoven, The Netherlands
March 24, 2004

Triple P N.V.

Report of Independent Auditors (former Auditor)

This report is a copy of a report previously issued by Arthur Andersen in connection with Triple P N.V.’s filing on Form 20-F for the year ended December 31, 2001. The report has not been re-issued by Arthur Andersen nor has Arthur Andersen provided a consent to the inclusion of its report in this Form 20-F.

To Triple P N.V.

We have audited the accompanying consolidated balance sheets of Triple P N.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triple P N.V. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

February 7, 2002

Eindhoven, The Netherlands

Arthur Andersen

Triple P NV

Consolidated Balance Sheets

(in thousands except shares and per share amounts)

	At December 31,
	2002	2003
	EUR	EUR
Assets
Current Assets:
Cash and cash equivalents	4,207	5,732
Restricted cash	59	462
Accounts receivable, net of an allowance for doubtful accounts of EUR 1,001 in 2002 and EUR 860 in 2003	12,291	10,182
Inventories	3,136	1,255
Prepaid expenses and other current assets	2,324	2,186
Total current assets	22,017	19,817

Non-Current Assets:
Property and equipment, at cost	3,999	2,564
Less: accumulated depreciation and amortization	2,375	1,265
Net property and equipment	1,624	1,299
Total non-current assets	1,624	1,299
Total assets	23,641	21,116

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term portion of long-term liabilities	470	322
Accounts payable	8,645	7,470
Accrued liabilities	5,667	5,436
Customer deposits	665	622
Deferred revenue	3,981	3,767
Restructuring reserve	715	205
Total current liabilities	20,143	17,822

Long-term liabilities:
Pension obligations	259	424
Other long-term liabilities	725	143
Total long-term liabilities	984	567
Total liabilities	21,127	18,389

Commitments and Contingencies (Note 7)

Shareholders’ Equity:
Common shares, EUR 0.04 par value per share;
Authorized – 43,750,000 shares;
Outstanding – 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,998)	(51,556)
Accumulated other comprehensive loss	—	(229)
Total shareholders’ equity	2,514	2,727
Total liabilities and shareholders’ equity	23,641	21,116

The accompanying notes are an integral part of these consolidated financial statements.

Triple P NV

Consolidated Statements of Operations

(in thousands, except shares and per share amounts)

	Year Ended December 31,
	2001	2002	2003
	EUR	EUR	EUR

Net revenues	110,874	96,373	80,371
Cost of revenues	91,793	79,438	66,261
Gross profit	19,081	16,935	14,110

Sales and marketing expense	9,743	9,777	8,550
General and administrative expense	4,658	5,660	3,654
Goodwill amortization	189	—	—
Restructuring charge	—	1,370	1,281
Total operating expenses	14,590	16,807	13,485

Operating income from continuing operations	4,491	128	625

Interest income	197	—	3
Interest expense	(360)	(417)	(72)
Other expense, net	(82)	(231)	(114)
Total other expense, net	(245)	(648)	(183)

Net income (loss) from continuing operations	4,246	(520)	442

Loss from discontinued operations	(377)	—	—
Loss on disposal of discontinued operations, including a provision for estimated operating losses during disposal period	(628)	—	—
Loss from discontinued operations	(1,005)	—	—

Net income (loss)	3,241	(520)	442

Preferred stock dividend	572	—	—
Preferred stock withdrawal premium	454	—	—
Net income (loss) available to common stockholders	2,215	(520)	442

Basic and diluted earnings per share:
Net income (loss) per share from continuing operations	0.10	(0.02)	0.01
Loss per share from discontinued operations	(0.03)	—	—
Total net income (loss) per share	0.07	(0.02)	0.01

Basic and diluted weighted average shares outstanding:
Basic	30,469	30,469	30,469
Diluted	30,469	30,469	30,479

The accompanying notes are an integral part of these consolidated financial statements.

Triple P NV

Consolidated Statements of Shareholders’ Equity

(in thousands of euros except share amounts)

							Accumulated
					Additional		Other	Total
	Preferred Shares		Common Shares (1)		Paid-in	Accumulated	Comprehensive	Shareholders
	Number	Amount	Number	Amount	Capital (1)	Deficit	Loss	Equity

Balance at 01-01-2001	24,000,000	2,178	30,469,345	1,219	62,005	(52,713)	(113)	12,576

Net Income	—	—	—	—	—	3,241	—	3,241
Translation adjustment	—	—	—	—	—	—	(1)	(1)
Comprehensive income								3,240
Preferred dividend	—	—	—	—	—	(980)	—	(980)
Withdrawal preferred shares	(24,000,000)	(2,178)	—	—	(8,712)	(454)	—	(11,344)

Balance at 31-12-2001	—	—	30,469,345	1,219	53,293	(50,906)	(114)	3,492

Net loss	—	—	—	—	—	(520)	—	(520)
Translation adjustment	—	—	—	—	—	—	114	114
Comprehensive income								(406)
Preferred dividend	—	—	—	—	—	(572)	—	(572)

Balance at 31-12-2002	—	—	30,469,345	1,219	53,293	(51,998)	—	2,514

Net Income	—	—	—	—	—	442	—	442
Minimum pension liability, net of deferred taxes (2)	—	—	—	—	—	—	(229)	(229)
Comprehensive income								213

Balance at 31-12-2003	—	—	30,469,345	1,219	53,293	(51,556)	(229)	2,727

(1) The common shares and additional paid-in capital have been restated for all periods presented to reflect the revision of the par value from Dutch guilders 0.20 per share to EUR 0.04 per share, which occurred during 2001.

(2) The minimum pension liability adjustment made in 2003 is related to the Company’s defined benefit plan (Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

Triple P N.V.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2001	2002	2003
	EUR	EUR	EUR

Cash flow from operating activities

Net income (loss) from continuing operations	4,246	(520)	442

Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations:
Depreciation and amortization	1,524	1,022	614
Impairment of fixed assets	—	1,019	—
Provision for doubtful accounts	316	268	247
Provision for inventories	104	142	—
Restructuring reserve	—	715	(510)
Reserve for losses of discontinued operations	628	(628)	—
Other long-term liabilities	(943)	262	(324)
Currency translation adjustment	—	114	—

Changes in operating assets and liabilities from continuing operations:
Accounts receivable	1,492	2,732	1,862
Inventories	288	638	1,881
Other current assets	(4)	1,012	138
Accounts payable	(2,674)	810	(1,175)
Accrued liabilities	546	(1,480)	(231)
Customer deposits	(1,129)	(704)	(43)
Deferred revenue	509	(103)	(214)

Net cash provided by continuing operations	4,903	5,299	2,687

Net loss from discontinued operations	(1,005)	—	—

Adjustments to reconcile net income (loss) to net cash provided by (used in) discontinued operations:
Depreciation and amortization	135	—	—

Changes in operating assets and liabilities from discontinued operations:
Accounts receivable	1,147	597	—
Inventories	38	155	—
Other current assets	182	288	—
Accounts payable	(516)	(421)	—
Accrued liabilities	(93)	(788)	—
Customer deposits	(15)	—	—
Deferred revenue	(11)	(434)	—

Net cash used in discontinued operations	(138)	(603)	—

	Year Ended December 31,
	2001	2002	2003
	EUR	EUR	EUR
Cash flow from investing activities

Property and equipment purchased, net	58	(1,427)	(289)
Restricted cash	329	—	(403)

Net cash provided by (used in) investing activities of continuing operations	387	(1,427)	(692)

Property and equipment purchased, net	(50)	165	—

Net cash used in investing activities of discontinued operations	(50)	165	—

Cash flow from financing activities

Borrowings under short-term credit facilities	9,687	6,541	1,665
Repayments under short-term credit facilities	(9,687)	(6,541)	(1,665)
Paid lease obligation	(289)	(485)	(470)
Preferred stock dividend	(980)	(572)	—
Preferred stock withdrawal	(11,344)	—	—

Net cash used in financing activities of continuing operations	(12,613)	(1,057)	(470)

(Increase) decrease cash position of discontinued operations	(763)	820	—

Impact of exchange rate on cash	(1)	—	—

Increase (decrease) in cash and cash equivalents of continued operations	(8,275)	3,197	1,525

Cash and cash equivalents at beginning of year	9,285	1,010	4,207
Cash and cash equivalents at end of year	1,010	4,207	5,732

Supplemental cash flow information
Cash paid for interest	163	417	72

The accompanying notes are an integral part of these consolidated financial statements.

Triple P N.V.

Notes to Consolidated Financial Statements

December 31, 2003

1

Organization and operations

Triple P N.V. is a provider of high quality Information and Communication Technology (‘ICT’) infrastructure enterprise solutions to medium and large businesses and governmental agencies in The Netherlands. These solutions include ICT-consultancy, ICT-infrastructure systems delivery, project management and implementation services, and operational ICT-infrastructure management and maintenance services. The Company’s solutions are compatible with the established products of leading hardware manufacturers, including Hewlett Packard, Toshiba, IBM, Sun Microsystems, Citrix, Cisco, Mitel, Microsoft, Novell and Oracle.

The Company’s Systems business comprises of reselling system and network products. The Company’s Services business comprises of infrastructure management consulting including system and network integration consulting, project management and implementation services as well as operational infrastructure management services and maintenance services. In the home-care and publishing markets, the Company’s Services business also includes standard software implementation, customization and maintenance services.

2

Basis of presentation and summary of significant accounting policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

The consolidated financial statements are prepared using discontinued operations accounting for the Belgian subsidiary, Triple P Belgium N.V./S.A., as the Company decided to discontinue these operations in 2001 and no longer serve any customer in the Belgian healthcare market. Further reference is made to Note 5.

Unless indicated otherwise, all financial information in the notes to the consolidated financial statements exclude discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into euros at the year-end exchange rate. Transactions in foreign currencies are translated at the exchange rate in effect at the time of the transaction. The exchange results are recorded under other income and expense in the statement of operations and were insignificant for all periods presented.

The Company has no derivative instruments.

Principles of Consolidation

All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no unconsolidated subsidiaries. The consolidated financial statements include the financial statements of Triple P N.V. and the following subsidiaries:

Name	Legal Seat	Ownership %
Active
Triple P Management B.V.	Vianen - The Netherlands	100%
Triple P Nederland B.V.	Vianen - The Netherlands	100%
Triple P eActivity B.V.	Zeist - The Netherlands	100%
Mediasystemen B.V.	Haarlem - The Netherlands	100%

Inactive
Triple P Services / B-Catel B.V.	Vianen - The Netherlands	100%
Telesystems Europe B.V.	Vianen - The Netherlands	100%
Triple P Healthcare B.V.	Vianen - The Netherlands	100%
Triple P Intellectual Properties B.V.	Vianen - The Netherlands	100%
Triple P Lab Info Systems B.V.	Vianen - The Netherlands	100%
F.W. Salomons Holding B.V.	Vianen - The Netherlands	100%
Omega N.V./S.A.	Mechelen - Belgium	100%

The Company has a minority interest of 41% in Es@s N.V./S.A., a Belgian ICT-company. The investment is accounted for under the equity method of accounting.

The Company dissolved the Triple P USA Inc subsidiary in 2003. This liquidation had no material impact on the results of operations in 2002 or 2003.

Cash and cash equivalents

The Company considers investments in highly liquid debt instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents.

Restricted cash

All cash not directly accessible (legally restricted) is considered to be restricted cash. As of December 31, 2003, restricted cash relates primarily to bank guarantees issued for lease commitments and rental contracts and a bank guarantee issued to a customer in connection with the customer’s prepayment for services to be rendered during 2004.

Accounts receivable

Accounts receivable are stated at face value, less an allowance for doubtful accounts. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Accounts are considered delinquent when payments had not been received within agreed upon terms and are written off when management determined that collection is not probable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market value and consist principally of hardware purchased for resale and spare parts, less a provision for obsolete and slow-moving inventories.

Property and equipment

Property and equipment is stated at the acquisition cost less straightline depreciation. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset. The estimated useful lives are:

Office equipment	2-10 years

ERP-software	5 years

Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated over the remaining useful life of the asset. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to expense or income.

Recoverability of long-lived assets

The Company evaluates the carrying value of all long-lived assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flow if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell.

Capital Leases

The Company recognizes capital leases as assets and liabilities in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

A capital lease gives rise to amortization expense for the asset (included in depreciation expense) as well as a finance expense (included in other income and expenses, net) for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Revenue recognition

Systems revenues consist of revenues from the sale of ICT-infrastructure systems of third party hardware and third party software. For arrangements where the Company does not install the systems, or installation is deemed to be inconsequential or perfunctory, revenues are recognized upon delivery when evidence of an arrangement exists, title and risk of loss have been transferred for both the third party hardware and third party software, amounts are fixed and determinable and collection is deemed probable. For arrangements where the Company installs the systems and installation is not deemed to be inconsequential or perfunctory, revenue is deferred until all obligations are fulfilled and all other revenue recognition criteria are met. If the arrangement includes a customer acceptance provision, or if there is uncertainty about customer acceptance of products sold or services rendered, revenue is deferred until evidence of customer acceptance is received.

Services revenues consist of revenues from maintenance and management service arrangements and consulting and implementation services. Revenues from maintenance and management service arrangements are recognized ratably over the term of the contract period once evidence of an arrangement exists, amounts are fixed and determinable and collection is deemed probable.  Revenues from consulting and implementation services are recognized on a time and materials basis as services are being performed, when all other revenue recognition criteria are met.

When elements such as the sale of systems, maintenance and management service arrangements and consulting and implementation services are contained in a single arrangement, or in related arrangements with the same customer, the Company allocates revenues to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The price charged when an element is sold separately generally determines fair value. In the absence of fair value for undelivered elements, the arrangement is accounted for as a single unit of accounting, resulting in delay of revenue recognition for all elements until all systems and services are delivered and all other obligations are fulfilled.

Shipping and handling costs are included in cost of sales.

Customer deposits represent cash received from customers in advance of fulfilling customer purchase orders. Revenues related to such transactions are recognized when all revenue recognition criteria are met and other obligations fulfilled. A provision for warranty costs is recorded upon revenue recognition when appropriate.

Deferred revenue primarily consists of revenue deferred under maintenance and management contracts. The Company generally invoices its customers in advance and, as discussed above, recognizes revenues on a pro rata basis over the term of the contract.

Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its fixed plan stock options. Generally, compensation expense is only recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Pro forma information regarding net income and net income per share is required by SFAS 123 for awards granted after June 30, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The Company’s net income and net income per share would have decreased to the following pro forma amounts if compensation cost for stock options granted under the Employee Plan had been recorded based on the fair value method at the grant dates.

Net Income (in thousands)	2001	2002	2003
	EUR	EUR	EUR
As reported	2,215	(520)	442
Deduct: Total stock based compensation expense under the fair value method for all awards	(146)	(144)	(217)
Pro Forma	2,069	(664)	225

Net income per share	2001	2002	2003
	EUR	EUR	EUR
Basic and diluted as reported	0.07	(0.02)	0.01
Basic and diluted Pro Forma	0.07	(0.02)	0.01

Income Taxes

The Company accounts for income taxes following the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using currently enacted tax rates.

Fair Value of Financial Instruments

The Company considers its cash and cash equivalents, restricted cash, accounts receivable, accounts payable, leases and debt to be its only significant financial instruments and believes that the carrying amounts approximates fair value because of the short maturity of these instruments.

Concentration of credit risk

The Department of Justice in The Netherlands accounted for approximately EUR 32.5 million or 29%, EUR 30.7 million or 32% and EUR 17.3 million or 22% of consolidated net revenues in the years ended December 31, 2001, 2002 and 2003, respectively. The Company has a master-contract with the Department of Justice in The Netherlands based on which more than one hundred separate purchasing units order ICT-systems.

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) as well as additional other comprehensive income (loss) consisting of translation adjustments and adjustments for minimum pension liabilities, net of tax.

Net income (loss) per share

Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share have been adjusted for the assumed conversion of all potentially dilutive securities. Potentially dilutive securities are those that do not have a current right to participate fully in earnings but could do so in the future by virtue of their option or conversion rights. The exercise of options or conversion of convertible securities is not assumed if the result would be antidilutive for the period being calculated.

Net income (loss) per share:

(in thousands of euros, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
Weighted average common shares outstanding	30,469	30,469	30,469
Dilutive stock options(1)	—	—	10
Diluted number of shares	30,469	30,469	30,479

Net income (loss) from continuing operations	4,246	(520)	442
Loss from discontinued operations	(1,005)	—	—
Net income (loss)	3,241	(520)	442
Preferred stock dividend	(572)	—	—
Preferred stock withdrawal premium	(454)	—	—
Net income (loss) available to common stockholders	2,215	(520)	442

Net income (loss) per share from continuing operations – basic and diluted	0.10	(0.02)	0.01
Net income (loss) per share from discontinued operations – basic and diluted	(0.03)	—	—
Total net income (loss) per share available to common stockholders – basic and diluted	0.07	(0.02)	0.01

(1)          Options to purchase 976,725, 906,627 and 1,203,387 shares of common stock were outstanding as of December 31, 2001, 2002 and 2003, respectively. From these shares, only 10,000 were included in the computation of diluted earnings per share in 2003 as the options’ exercise price was below the common shares’ average market price.

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

Recent accounting pronouncements

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS 146 supersedes Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” The adoption of this standard did not have a material impact on the Company’s financial position, result of operations or cash flows.

In November 2002, the FASB issued FAS Interpretation 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of this standard did not have an impact on the Company’s financial position, result of operations or cash flows.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Elements.” The provisions of EITF issue 00-21 addresses certain aspects of accounting for arrangements that include multiple products or services. Accordingly, the application of EITF 00-21 may impact the timing of revenue recognition as well as the allocation of revenues between products and services. The adoption of EITF issue 00-21 for transactions entered into after July 1, 2003 did not have a material impact on the Company’s financial position, result of operations or cash flows as the Company previously accounted for individual units of its multiple element arrangements at their respective fair values.

In May 2003, the Emerging Issues Task Force (‘EITF”) reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” The FASB ratified this consensus in August 2003. EITF Issue 03-5 affirms that AICPA Statement of Position 97-2 applies to non-software deliverables, such as hardware, in an arrangement if software is essential to the functionality of the non-software deliverables. The adoption of EITF Issue 03-5 did not have a material impact on the Company’s financial position, result of operations and cash flows.

 In January 2003, the FASB issued Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities” (FIN 46 or Interpretation), which was subsequently revised in December 2003.  Among other things, FIN 46, as revised, clarifies existing accounting rules governing the circumstances under which a company should consolidate another entity. FIN 46, as revised, requires “variable interest entities”, as defined, to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The Interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest.

The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46, as revised, is effective for periods ending after March 15, 2004, except for entities that are considered special purpose entities, to which the provisions apply as of December 31, 2003.

The Company does not have any special purpose entities within the scope of FIN 46, as revised. The Company is not the primary beneficiary of any variable interest entities created after January 31, 2003, nor does the Company expect the final adoption of the Interpretation to have a material impact on its financial position, cash flows, or results of operations.

Balance sheet data

Property and equipment consist of the following:

(in thousands of euros)

	At December 31,
	2002	2003
Office equipment	540	493
ERP-software	1,084	806
Total property and equipment	1,624	1,299

Changes in property and equipment are as follows:

(in thousands of euros)

	Office Equipment	ERP Software	Total

Book value January 1, 2002	803	1,435	2,238

Additions, net	311	1,116	1,427
Depreciation	(574)	(448)	(1,022)
Write down	—	(1,019)	(1,019)
Book value January 1, 2003	540	1,084	1,624

Additions, net	289	—	289
Depreciation	(336)	(278)	(614)
Book value December 31, 2003	493	806	1,299

Cost value	1,179	1,385	2,564
Accumulated depreciation	(686)	(579)	(1,265)
Book value December 31, 2003	493	806	1,299

In 2000, the Company selected an ERP-software solution.The latest phase of the implementation was completed on May 1, 2002. The Company invested EUR 496,000, EUR 1,001,000 and EUR 1,116,000 in the years 2000, 2001 and 2002, respectively, for this technology.

During the last quarter of 2002, certain separately identifiable components of the ERP-software solution were written off as such components were abandoned by the Company. This write off was a direct result of the streamlining and restructuring of the Company through which the Company’s three former divisions were integrated into a single organization with one software system. Total impairment recorded in 2002 in connection with the write off of assets in this respect was EUR 1,019,000 of which EUR 655,000 was recorded as a restructuring charge. The remaining EUR 364,000 was recorded as a general and administrative expense (see note 4).

Inventory consist of the following:

(in thousands of euros)

	At December 31,
	2002	2003
Trade goods	2,603	917
Spare parts and other inventories	533	338
Total inventories	3,136	1,255

Prepaid expenses and other current assets consists of the following:

(in thousands of euros)

	At December 31,
	2002	2003
Prepaid Pension (see Note 8)	—	263
Prepaid expenses	283	232
Deferred tax asset	454	571
Other receivables	1,587	1,120
Total prepaid expenses and other current assets	2,324	2,186

Accrued liabilities consist of the following:

(in thousands of euros)

	At December 31,
	2002	2003
Accrued payroll (bonus, vacation allowances)	1,791	1,830
Accrued taxes and social security premiums	1,806	1,310
Other accrued liabilities	2,070	2,296
Total accrued liabilities	5,667	5,436

Other long-term liabilities:

(in thousands of euros)

	At December 31,
	2002	2003
Deferred gain on sale of building	173	23
Financial lease obligation	208	—
Long-term loan	344	120
Total other long-term liabilities	725	143

In 1994, the Company sold a building in a sale leaseback transaction. The deferred gain represents the difference between the sale price as agreed upon by the Company with a third party and the acquisition price of the building. The deferred gain is being amortized over the contractual lease term of the building (10 years). The lease contract expires in September 2004.

The Company entered into a loan agreement with Nationale Nederlanden. Repayment of the loan is in three annual installments ending on January 1, 2005. Interest on the loan accrues 4%.

Restructuring

In 2002, restructuring and impairment charges were recorded in accordance with EITF (Emerging Issues Task Force) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 112, “Employers’ Accounting for Postemployment Benefits.”

In 2003, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” for restructuring charges and SFAS 112, “Employers’ Accounting for Postemployment Benefits.” SFAS 146 supercedes EITF Issue 94-3 for plans approved after December 31, 2002.

2002 restructuring

The Management Board, with the approval of the Supervisory Board, further streamlined and restructured the Company in the last quarter of 2002. Legally, financially and organizationally, the Company’s three former divisions were integrated into a single organization. As a result of this restructuring, the Company incurred a restructuring charge of EUR 1,370,000 for the impairment of certain unused assets, the termination of employee contracts and permanently vacated leasehold facilities. As a result of these measures, the Company’s annual fixed costs decreased by about EUR 1.5 million commencing in the 2003 fiscal year. A discussion of the components of 2002 restructuring charge follows.

Impairment of certain assets

The Company’s three former divisions have been integrated into a single organization with one software system. As a result the Company has written off certain separately identifiable elements of the ERPsystem that will no longer be used. Total losses incurred in 2002 in connection with the write off of assets as a direct result of the restructuring were EUR 655,000.

Employee contract termination

In connection with the 2002 restructuring the Company decided to terminate 29 employee contracts. The total amount provided for and charged to expense in 2002 with respect to this reduction in workforce force was EUR 550,000 which is included in the restructuring reserve at December 31, 2002. Payments related to employee contract termination were EUR 550,000 in 2003.

Permanently vacated leasehold facilities

As a result of the reduction in workforce in December 2002, the Company permanently vacated certain office space in its main building. Accordingly, management provided for the associated remaining lease obligations of EUR 165,000, which is net of expected sub leases. Payment relating to permanently vacated leasehold facilities were EUR 165,000 in 2003.

2003 restructuring

During the second quarter of 2003, the Company implemented additional cost reduction measures in response to lower than expected levels of net revenues in the first half of 2003. In the second quarter of 2003 the Company terminated the employment of 43 of its 373 employees and, as a result, recorded a EUR 1,281,000 restructuring expense of which EUR 1,075,000 has been paid in 2003. As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 2.5 million which is expected to be fully reflected in operating results commencing in the second quarter of 2004. The implementation of the second quarter 2003 restructuring was mainly completed at year end 2003. The Company expects to make additional payments of approximately EUR 205,000 in the first half of 2004 relating to this restructuring plan.

Divestitures, discontinued operations and liquidation of US subsidiary

Divestitures and discontinued operations

During the year 2001, the Company divested its ITC independent training center business. This divestiture had no significant impact on the results of operations.

In December 2001, the Company decided to discontinue operations of its Belgian subsidiary, Triple P Belgium N.V./SA. As a result of this decision the company no longer serves any customer in the Belgian healthcare market. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 628,000 representing EUR 578,000 net asset value of the Belgian subsidiary and EUR 50,000 estimated disposal expense. On February 11, 2002 the Company sold its Belgian subsidiary to the Belgian management. The actual loss on disposal in 2002 did not differ from the amount provided for in 2001.

The consolidated financial statements of the Company for fiscal year 2001 have been reclassified to account for the disposal of the Belgian subsidiary as a discontinued operation. Accordingly, the net revenues, costs and expenses, assets and liabilities and cash flows associated with the Belgium subsidiary have been excluded from the respective captions in the accompanying consolidated balance sheet, statement of operations and statement of cash flows.

Total net sales and operating results of the Belgian subsidiary prior to the date of discontinuance were EUR 8.0 million and EUR (0.4 million) respectively for the year ended December 31, 2001.

In the first quarter of 2002 the Company disposed of its interest in the Belgian subsidiary. No expenses were incurred other than the expenses accrued for at December 31, 2001. As of December 31, 2002 there were no remaining assets or liabilities for discontinued operations.

Liquidation of US subsidiary

Also during 2003, the Company decided to stop financing its US subsidiary, Triple P USA Inc. In July 2002, the Company ceased operations and began the process to legally dissolve the subsidiary which has been finalized in 2003. This liquidation had no material impact on the results of operations in 2002 or 2003.

Borrowing arrangements

Short-term borrowings

The Company has a euro denominated revolving credit facility agreement with IFN Finance B.V. (ABN-AMRO) whereby the Company may borrow up to 60% of eligible accounts receivable to a maximum of EUR 6 million. Borrowings under this facility are secured by the Company’s accounts receivable. Furthermore the Company agreed on a restriction of dividend distributions to the holders of common stock when equity is less than 15% of total assets. Interest on such borrowings accrues at the European Central Bank’s discount rate plus 1.5% with a minimum of 4.25% and is payable monthly. In addition, the Company pays a basic fee of 0.04% of total net revenues including VAT. This credit agreement, which took effect May 18, 2000, was renewed in May 2001 for a two year period with an automatic renewal for an additional two year period. The current period ends May, 2005. The agreement may be terminated at the end of each period by either party upon expiration of a 90-day notice period.

As of December 31, 2002 and 2003, no amounts were outstanding under this facility with IFN Finance B.V.

Commitments and contingencies

Capital leases

The Company and its subsidiaries lease ERP-software including implementation expenses under a capital lease with a lease term of three years that will expire in 2004. Interest on the capital leases accrues between 5.809% and 7.695%.

Analysis of assets under capital lease

(in thousands of euros)

	At December 31,
	2002	2003
Property at cost	1,497	1,497
Accumulated depreciation	(772)	(969)
Net book value	725	528

Future minimum lease payments for the above capital leases

(in thousands of euros)

	At December 31,
	2002	2003
2003	501	—
2004	214	214
Total minimum lease obligations	715	214

Interest	(37)	(6)
Present value of minimum obligations	678	208

Capital lease obligations Current	470	208
Non-current	208	—
Total	678	208

Operating leases

The Company and its subsidiaries lease their current facilities and automobiles under operating leases that expire at various dates through the year 2007. A portion of the leasehold facilities are subleased.

Total gross rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately EUR 3,727,000, EUR 4,365,000 and EUR 3,962,000, respectively. Total income from sub-leases for the years ended December 31, 2001, 2002 and 2003 were approximately EUR 422,000, EUR 373,000 and EUR 506,000 respectively. Total net rent expense for the years ended December 31, 2001, 2002 and 2003 were approximately EUR 3,305,000, EUR 3,993,000 and EUR 3,456,000.

Future minimum annual rental payments under non-cancelable operating leases as of December 31, 2003

(in thousands of euros):

	Gross	Sub-leased	Net
2004	3,021	360	2,661
2005	1,591	416	1,175
2006	1,112	424	688
2007	498	253	245
2008	—	—	—
Thereafter	—	—	—
	6,222	1,453	4,769

Bank guarantees

The bank guarantees provided by the Company’s bank on behalf of the Company and its subsidiaries to third parties amount to EUR 947,000 and relate to bank guarantees issued for lease commitments and rental contracts and a bank guarantee from a customer to secure a prepaid amount.

Bank guarantees and its expiration dates

(in thousands of euros):

	At December 31, 2003
	Total	<1 year	1-5 year	>5 year

Bank guarantees	947	741	196	10

In connection with these bank guarantees amounting to EUR 947,000, the Company holds restricted cash of an amount of EUR 462,000 at the bank. The remaining amount of EUR 485,000 is deducted from the maximum borrowings under the Company’s credit facilities at the bank.

Litigation

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium originating before 2002. These lawsuits relate primarily to disputed contracts and a Belgian income tax claim. Although the Company is vigorously defending against these claims it has established reserves to an amount of approximately EUR 850,000 relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. The Company does not believe that based on current judgment and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, results of operations or financial condition.

Employee benefit plans

The Company has a defined benefit pension plan and a defined contribution pension plan.

Defined Benefit Plan

Under the Company’s plan, employee benefits are based on length of service and final yearly pay reduced by government provided retirement benefits. The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 5.75%, 5.25% and 5.00% for 2001, 2002 and 2003, respectively. The assumed long-term rate of return on assets was 5% for 2001, 2002 and 2003. The estimated future salary increase was on average 3% for 2001, 2002 and 2003.  The Company has no risk relating to the return on plan assets as this risk is transferred to a pension company (third party) that guarantees return on plan assets.

Funded status of the Company’s defined benefit plan is as follows

(in thousands of euros)

	At December 31,
	2002	2003
Vested benefit obligations	3,841	4,504
Non-vested benefit obligations	—	—
Accumulated benefit obligations	3,841	4,504

Projected benefit obligations for services rendered to date	4,064	4,634
Less: Plan assets at fair value, primarily debt-securities	3,813	4,343
Projected benefit obligations in excess of plan assets	251	291
Unrecognized transition loss	(83)	(67)
Unrecognized actuarial gain (loss)	91	(487)
Accrued (prepaid) pension cost	259	(263)

SFAS 87 provides that a minimum liability should be recorded as the accumulated benefit obligations exceed plan assets in case of a prepaid pension cost.

Additional minimum liability of the Company’s defined benefit plan is as follows

(in thousands of euros)

At December 31, 2003
Accumulated benefit obligations	4,504
Less: Plan assets at fair value, primarily debt-securities	4,343
Accumulated benefit obligations in excess of plan assets	161

Minimum liability	161
Accrued (prepaid) pension cost	(263)
Additional minimum liability	424

Additional minimum liability	424
Intangible asset	(67)
Charge to other comprehensive income before income taxes	357
Income tax benefit	(128)
Charge to other comprehensive income after income taxes	229

Net pension plan costs are as follows

(in thousands of euros)

	Year Ended December 31,
	2001	2002	2003
Service cost	36	40	50
Interest cost on projected benefit obligations	183	201	218
Expected return on plan assets	(159)	(182)	(197)
Other, net	(12)	9	16
Net pension cost	48	68	87

Changes in projected benefit obligations are as follows

(in thousands of euros)

	At December 31,
	2002	2003
Projected benefit obligations at beginning of year	3,433	4,064
Service cost	79	85
Interest cost	201	218
Actuarial losses	351	346
Benefits paid	—	(79)
Projected benefit obligations at end of year	4,064	4,634

Changes in plan assets are as follows

(in thousands of euros)

	At December 31,
	2002	2003
Plan assets at beginning of year	3,592	3,813
Actual return on plan assets	182	(35)
Employer contributions	—	609
Plan participants contributions	39	35
Benefits paid	—	(79)
Plan assets at end of year	3,813	4,343

Defined contribution plan

Under the Company’s defined contribution plan the employer contribution is based on the age of employees and final yearly pay reduced by government provided retirement benefits (gross pension salary). The employers contribution varies between 5.5% and 19.5% of gross pension salaries, increasing with the age of employees.

Under this plan the Company contributed EUR 491,000, EUR 658,000 and EUR 675,000 in 2001, 2002 and 2003, respectively.

Stock option plans

The Company has reserved an aggregate of 2,500,000 common shares for issuance under its 1996 Stock Option Plan for employees (the ‘Employee Plan’). The Employee Plan provides for the grant of options to employees (including officers) and consultants of the Company and its affiliates. The Employee Plan provides that the exercise price of options granted under the Plan shall be 100% of the average fair market value of the common shares during a period of five trading days prior to the date of grant plus 0%, 10%, 20% or 30% at the optionee’s choice. The exercise price is determined at date of grant. All options under the plan are immediately exercisable. The maximum term of an option granted under the Employee Plan is five years from the date of grant. Resale to third parties of shares purchased through exercise of an option granted under the Employee Plan is restricted. Only 25% of such shares may be sold in the year following the date the option was granted and in each of the three years following the first anniversary of the date of grant the optionee gains the right to sell an additional 25% of the shares covered by the option. In the event of termination of an optionee’s employment or consulting arrangement, all options that have not been exercised terminate. The Employee Plan will terminate in September 2005.

The Company has reserved 200,000 common shares for issuance under its 1995 Director Option Plan (the

‘Director Plan’). The  Director Plan provides for automatic grants of stock options to Supervisory Directors of the Company. Each person who becomes a Supervisory Director after September 1995, other than individuals who immediately prior thereto served as a Chief Executive Officer of the Company automatically are granted an option to purchase 5,000 common shares of the Company (a ‘First Option’). In addition, each Supervisory Director is automatically granted an option to purchase 10,000 common shares (a ‘Subsequent Option’) on January 1 of each year, provided that he or she has served on the Board for at least three months as of that date. All options granted under the Director Plan are exercisable immediately. Under the terms of the Director Plan, the exercise price of options granted to Supervisory Directors is 100% of the average fair market value of the common shares on the date of grant. Shares purchased upon exercise of a Subsequent Option are subject to a repurchase right. The Company may repurchase at the exercise price of the Subsequent Option any shares purchased by the optionee pursuant to the Subsequent Option if the optionee ceases to be a Supervisory Director of the Company. This repurchase right lapses as to one twelfth of the shares subject to the subsequent Option for each month that passes after date of grant of the Subsequent Option so long as the optionee remains a Director. All options granted under the Director Plan have a term of five years. In the event of termination of an optionee’s status as a Director, the optionee may exercise his or her remaining options within 90 days of the termination date (or 12 months in the case of termination as a result of death or disability), but in no event later than the expiration date of any such option. The Director Plan will terminate in September 2005.

At December 31, 2003, options to purchase 1,203,387 common shares are outstanding, comprising 1,173,387 options under the Employee Plan and 30,000 options under the Director Plan.

Option activity under both Plans is as follows

	Number of Shares	Outstanding Options Weighted Average Exercise Price US$
Balance as of 1 January 2001	1,690,138	2.25
Exercised	—	—
Forfeited	(939,913)	2.33
Expired	—	—
Granted	226,500	0.98
Balance as of 31 December 2001	976,725	1.87
Exercised	—	—
Forfeited	(416,798)	1.77
Expired	(216,325)	2.11
Granted	563,025	0.82
Balance as of 31 December 2002	906,627	1.21
Exercised	—	—
Forfeited	(233,240)	1.36
Expired	—	—
Granted	530,000	0.81
Balance as of 31 December 2003	1,203,387	1.01

Range of Exercise Prices US$		Number Outstanding at 31 December 2003	Weighted Average Remaining Life	Weighted Exercise Price US$
0.35	- 0.99	1,001,747	3.12	0.85
1.00	- 1.49	—	—	—
1.50	- 1.99	187,640	0.64	1.80
2.00	- 2.49	12,000	0.56	2.29
2.50	- 2.99	—	—	—
3.00	- 3.99	2,000	0.03	3.31
0.50	- 3.99	1,203,387	2.71	1.01

All options granted under the plans are exercisable immediately.

As permitted under SFAS 123, the Company has elected to follow APB Opinion 25 and related interpretations in accounting for stock-based awards to employees. Under APB 25, the Company has recorded no compensation expense because at the grant date of the option the fair value of the underlying shares is equal to or less than the exercise price. Pro forma information regarding net income and net income per share is required by SFAS 123 for awards granted after June 30, 1995, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The Company’s net income and net income per share would have decreased to the following pro forma amounts if compensation cost for stock options granted under the Employee Plan had been recorded based on the fair value method at the grant dates.

Net Income (in thousands)	2001	2002	2003
	EUR	EUR	EUR
As reported	2,215	(520)	442
Deduct: Total stock based compensation expense under the fair value method for all awards	(146)	(144)	(217)
Pro Forma	2,069	(664)	225

Net income per share	2001	2002	2003
	EUR	EUR	EUR
Basic and diluted(1) as reported	0.07	(0.02)	0.01
Basic and diluted(1) Pro Forma	0.07	(0.02)	0.01

(1)                                  Options to purchase 976,725, 906,627 and 1,203,387 shares of common stock were outstanding as of December 31, 2001, 2002 and 2003 respectively. From these shares, only 10,000 were included in the computation of diluted earnings per share in 2003 as the options’ exercise price was below the common shares’ average market price.

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends and the following weighted-average assumptions:

	2001	2002	2003
Expected life (in years)	4.40	4.03	4.25
Expected stock price volatility rate	80%	77%	93%
Risk-free interest rate	4.50%	4.50%	3.26%

For options granted in the twelve months ended December 31, 2003 with an exercise price greater than the market price of the shares at grant date, the weighted average exercise price and fair value at grant date were estimated at US$ 0.81 and US$ 0.41, respectively. In the twelve months ended December 31, 2003 no options have been granted with an exercise price equal to market price of the shares at the grant date.

Income Taxes

Income (loss) from continuing operations before income taxes is as follows:

(in thousands of euros)

	At December 31,
	2001	2002	2003
The Netherlands	4,266	(520)	442
Rest of world	(20)	—	—
Income (loss) before income taxes	4,246	(520)	442

Effective tax rate of continuing operations is as follows:

(in thousands of euros)

	At December 31,
	2001	2002	2003
Pretax income (loss) from continuing operations	4,246	(520)	442
Statutory tax rate	35.0%	34.5%	34.5%
Expected tax expense (benefit) at statutory rate	1,486	(179)	152
Tax benefit on liquidation of Triple P USA			(380)
Change in valuation allowance	(1,486)	179	228
Tax expense from continuing operations	—	—	—
Effective tax rate	0%	0%	0%

Deferred tax assets are as follows:

(in thousands of euros)

	At December 31,
	2002	2003
Tax effect of net operating loss carry forward	8,370	8,730
Other net deferred tax assets	1	120
Less: Valuation allowance	(7,917)	(8,279)
Net deferred tax assets	454	571

The provision for income taxes is calculated based on the statutory tax rate of the applicable fiscal entities for the years ended December 31, 2001, 2002 and 2003. These calculations consider the relevant local regulations for non-tax deductible items.

The operating loss carry forwards available at December 31, 2003 relate to entities in The Netherlands. The statutory tax rate for The Netherlands is 34.5%. The effective tax rate for the Company is 0%. In 2001, the difference between the statutory tax rate and the effective tax rate is primarily caused by utilization of tax loss carry forwards. In 2002, the difference between the statutory rate and the effective tax rate was caused by the establishment of additional tax loss carryforwards. In 2003, the differences between the statutory rate and the effective rate was primarily due to fiscal losses in connection with liquidation of the subsidiary Triple P USA Inc.

Deferred tax assets and liabilities determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes.  Tax laws measure such amounts and the expected future tax consequences of net operating loss carryforwards.  Temporary differences and net operating loss carryforwards, which give rise to deferred tax assets and liabilities recognized in balance sheet are as shown above.

The utilization of the Company’s tax loss carryforwards is subject to various local conditions and regulations including, in many cases, the requirement that the entity utilizing the tax loss carry forwards be the entity that incurred the tax losses. The net operating loss carry forwards have no expiration date.

Management has evaluated evidence impacting the realizability of its deferred tax assets, which primarily consists of net operating loss carryforwards. Management has considered the Company’s history and forecasts for the future and concluded that it is more likely than not that benefits of these tax loss carry forwards exceeding EUR 571,000 will not be realized in the near term. As a result the company recorded a valuation allowance for the deferred tax assets exceeding EUR 571,000. The deferred tax asset is accounted for under prepaid expenses and other current assets.

Capital stock withdrawal

At December 31, 2001, there were 24,000,000 Preferred shares outstanding with no stated term. Each Preferred Share was entitled to a cumulative annual dividend of approximately EUR 0.04 and was entitled to cast one vote at meetings of the Company’s shareholders. The holders of the Preferred Shares had no right to require redemption of such shares. Subsequent to the issuance of the Preferred Shares the Company was granted an irrevocable offer by the holders of the Preferred Shares to withdraw the Preferred Shares at any time for an amount equal to EUR 10.9 million plus (i) accrued and unpaid dividends to the date of withdrawal, and (ii) a withdrawal premium of EUR 0.45 million. Upon redemption of the Preferred Shares, the Investor Call Option, as defined below, would have been terminated upon payment of EUR 0.45 million. In addition, the Company issued to the investor purchasing the Preferred Shares an option (the ‘Investor Call Option’) to purchase 360,000 shares of newly issued common stock, representing 90% of the outstanding shares of common stock of the Company’s Triple P Nederland B.V. subsidiary (‘TPN’). The option would have expired August 26, 2002. TPN owns a substantial majority of the assets of the Company and generates a substantial portion of the Company’s net revenues and net income. The Investor Call Option provided that the investor had the right to purchase such 360,000 shares of TPN for an aggregate purchase price of EUR 1.8 million. The Investor Call Option could have been exercised in full at any time without restrictions upon observance of the three months notice period. In addition, if the investor exercised the Investor Call Option, the investor had the right to sell all shares of TPN. In such event, the Company had the option (the ‘Put Option’) to require the investor to purchase the remaining 10% of the shares of TPN held by the Company. The aggregate purchase price that the investor was obligated to pay under the Put Option would be determined pursuant to a formula based upon the proceeds of the sale of all TPN shares.

In 2001 Triple P N.V. effected a financial restructuring. The Company withdrew all outstanding Preferred Shares on August 1, 2001 for an aggregate EUR 11.8 million, representing paid-in capital of EUR 10.9 million, an agreed upon withdrawal premium of EUR 0.45 million and EUR 0.45 million for the cancellation of the Investor Call Option. The Company financed this withdrawal with available surplus cash and by borrowings from its revolving credit facility. By withdrawing these Preferred Shares Triple P N.V. eliminated its obligation to pay a yearly dividend of EUR 1.0 million on the Preferred Shares. As of December 31, 2001, the Company had the obligation to pay a preferred dividend of EUR 572,000 related to the year 2001. This preferred dividend was included in shareholders’ equity as per December 31, 2001.

During 2002 the Company paid the final installment of preferred dividend related to 2001 of EUR 572,000 to the former holders of Preferred Shares.

As of December 31, 2003 the Company had authorized 43,750,000 Common Shares and 19,750,000 Preferred Shares and as of that date 30,469,345 Common Shares and no Preferred Shares were outstanding.

Related Party Transactions

Except as described below, none of the members of the Company’s directors or officers has or has had since January 1, 2003, any interest in any transaction which is or was (i) material to such affiliated party or (ii) material to the business of the Company. No loan is outstanding from the Company to any Board member or Supervisory Board member and the Company has not provided any guarantee for the benefit of any such person.

Mr. Khaleghi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Board of Directors on an interim basis. The amount of cash compensation of Mr. Khaleghi paid and accrued for services in all capacities for the year ending December 31, 2003 was EUR 279,000.

Segment information

The Company operates in the Information and Communication Technology (‘ICT’) industry offering computing and network products (‘Systems’) and providing consulting, project management and implementation services as well as operational management and maintenance services (‘Services’) primarily in The Netherlands. As of January 1, 2003, the Company reorganized from three divisions into a single organization with Systems and Services business lines, which have been determined to be reportable segments. As a result of this restructuring, the Company restated its segment information for all years presented.

The Company evaluates performance based on several factors. Primary financial measures are net revenues and gross profit by business line. Assets are not separated by business lines. The accounting policies of the business lines are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to the Consolidated Financial Statements. There are no sales between business lines of the Company.

Summarized financial information concerning the Company’s reportable segments is as follows:

(in millions of euros)

	Year Ended December 31,
	2001	2002	2003
Net Revenues
Systems	77.4	67.6	53.4
Services	33.5	28.8	27.0
Total	110.9	96.4	80.4

Gross Profit
Systems	9.1	8.1	5.8
Services	10.0	8.8	8.3
Total	19.1	16.9	14.1

The Company only operates in the geographical area of the Netherlands.

Item 18A

Financial Statement Schedule

Valuation and Qualifying Accounts

(in thousands of euros)	Balance at beginning of period	Charged to cost and expenses	Deductions and write-offs	Balance at end of period
Year ended December 31, 2001
Allowances for doubtful receivables, trade	1,737	316	(898)	1,155
Year ended December 31, 2002
Allowances for doubtful receivables, trade	1,155	268	(422)	1,001
Year ended December 31, 2003
Allowances for doubtful receivables, trade	1,001	247	(388)	860

Item 19

Exhibits

Exhibit Index

Exhibit 1

An English translation of the Company’s Articles of Association, as amended on August 1, 2001, as filed with the Company’s Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on June 3, 2003, is incorporated herein by reference.

Exhibit 4.1	Master contract – Supplying Personnal Computers and Hardware Components (No 5078710/07/DBOB)- between Triple P N.V. and the Ministry of Justice of the Netherlands dated September 2001, as amended.

Exhibit 4.2	1996 Stock Plan

Exhibit 4.3	1995 Director Option Plan

Exhibit 8	Subsidiaries

Exhibit 12.1	Certification by the Registrant’s Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12.2	Certification by the Registrant’s Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13.1	Certification by the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

May 26, 2004 Vianen, The Netherlands Triple P N.V.

By

/s/ H. Crijns
H. Crijns
Interim Chief Executive Officer

and

/s/ P. Blokhuis
P. Blokhuis
Concern Controller