Form 20-F
period 2004-12-31
TRIPLE P NV
filed 2005-06-03
CIK 1003471

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 000-27346

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
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was 30,469,345 common shares, EUR 0.04 par value per share.

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
Item 17 ☐         Item 18 ☒

Unless the context otherwise requires, references herein to the “Company” or to “Triple P” are to Triple P N.V. and its consolidated subsidiaries. Triple P is a registered trademark of Triple P N.V. This Annual Report on Form 20-F also contains trademarks of other companies.

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. Our Consolidated Financial Statements are expressed in euros. In this Annual Report on Form 20-F, references to “euros”, “EUR” and “€” are to European Monetary Union euros and references to “U.S. dollars”, “USD” and “$” are to United States dollars.

Table of contents

Part I
Item 1 - Identity of Directors, Senior Management and Advisers
Item 2 - Offer Statistics and Expected Timetable
Item 3 - Key Information
Item 4 - Information on the Company
Item 5 - Operating and Financial Review and Prospects
Item 6 - Directors, Senior Management and Employees
Item 7 - Major Shareholders and Related Party Transactions
Item 8 - Financial Information
Item 9 - The Offering and Listing
Item 10 - Additional Information
Item 11 - Quantitative and Qualitative Disclosure about Market Risk
Item 12 - Description of Securities Other than Equity Securities

Part II
Item 13 - Defaults, Dividend Arrearages and Delinquencies
Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15 - Controls and Procedures
Item 16 - [Reserved]
Item 16A - Audit Committee Financial Expert
Item 16B - Code Of Ethics
Item 16C - Principal Accountant Fees and Services
Item 16D - Exemptions from the Listing Standards for Audit Committees
Item 16E - Purchases of Equity Securities by the Issuer and Related Purchasers

Part III
Item 17 - Financial Statements
Item 18 - Financial Statements
Item 18A - Financial Statement Schedule
Item 19 - Exhibits

Part I

Item 1 - Identity of Directors, Senior Management and Advisers

Not applicable

Item 2 - Offer Statistics and Expected Timetable

Not applicable

Item 3 - Key Information

Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto, included in this Annual Report on Form 20-F. The selected Statements of Operations data for the years ended December 31, 2002, 2003 and 2004, and the Balance Sheet data at December 31, 2003 and 2004 have been derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and are included herein. The selected Statements of Operations data for the year ended December 31, 2000 and 2001 and the Balance Sheet data at December 31, 2000, 2001 and 2002 are derived from audited financial statements not included herein.

The summary financial data should be read in conjunction with our Consolidated Financial Statements included elsewhere in this document, “Risk Factors” and “Item 5 -Operating and Financial Review and Prospects”.

Statement of Operations Data

(in thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	EUR	EUR	EUR	EUR	EUR

Net revenues	122,353	110,874	96,373	80,371	74,265
Cost of revenues	100,252	91,793	79,438	66,261	62,858
Gross profit	22,101	19,081	16,935	14,110	11,407

Sales and marketing expense	10,227	9,743	9,777	8,550	7,215
Research and development expense	661	—	—	—	—
General and administrative expense	5,770	4,658	5,660	3,654	4,137
Goodwill amortization	191	189	—	—	—
Restructuring charge	—	—	1,370	1,281	1,750
Total operating expenses	16,849	14,590	16,807	13,485	13,102

Operating income from continuing operations	5,252	4,491	128	625	(1,695)

Other expense, net	(517)	(245)	(648)	(183)	(140)
Income (loss) before income taxes	4,735	4,246	(520)	442	(1,835)

Loss from income taxes	—	—	—	—	(212)

Net income (loss) from continuing operations	4,735	4,246	(520)	442	(2,047)

Profit (loss) from discontinued operations	326	(377)	—	—	—
Loss on disposal of discontinued operations	—	(628)	—	—	—
Net income (loss) from discontinued operations (1)	326	(1,005)	—	—	—

Net income (loss)	5,061	3,241	(520)	442	(2,047)

Preferred stock dividend	980	572	—	—	—
Preferred stock withdrawal premium	—	454	—	—	—
Net income (loss) available to common shareholders	4,081	2,215	(520)	442	(2,047)

(1)              Discontinued Operations include (see item 4 for more information): Triple P Belgium N.V./S.A., Software and Services Solutions Business, Belgium.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	EUR	EUR	EUR	EUR	EUR

Basic and diluted earnings per share(1)
Net income (loss) per share from continued operations	0.12	0.10	(0.02)	0.01	(0.07)
Net income (loss) per share from discontinued operations(2)	0.01	(0.03)	—	—	—
Net income (loss) per share	0.13	0.07	(0.02)	0.01	(0.07)

Weighted average shares outstanding
Basic	30,469	30,469	30,469	30,469	30,469
Diluted	30,469	30,469	30,469	30,479	30,469

(1)  Options to purchase 906,627, 1,203,387 and 1,657,084 shares of common stock were outstanding as of December 31, 2002, 2003 and 2004, respectively. From these shares, only 10,000 were included in the computation of diluted earnings per share in 2003 as the options exercise price was below the common shares average market price. As a result of the losses incurred by the Company in the years 2002 and 2004, there is no difference between basic and diluted earnings per share because the assumed conversion of stock options would have been anti-dilutive.

(2)  Discontinued Operations include: Triple P Belgium N.V./S.A., Software and Services Solutions Business, Belgium.

Balance Sheet Data
(in thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	EUR	EUR	EUR	EUR	EUR

Cash and cash equivalents	9,342	1,010	4,207	5,732	6,495
Working capital(1)	11,262	2,909	1,874	1,995	656
Total debt	459	1,163	1,022	442	119
Total assets	39,953	27,875	23,641	21,116	21,359
Shareholders’ equity	12,576	3,492	2,514	2,727	642

(1) Current assets minus current liabilities.

Exchange Rate Information

We publish our Consolidated Financial Statements in euros. The exchange rate of euros per U.S. dollar as of April 29, 2005 was 0.7741.

Average exchange rates of euros per U.S. dollar are as follows

(EUR per $ 1.00)

Calendar period	Period End	Average Rate(1)	High	Low
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.88	0.97	0.79
2004	0.74	0.80	0.85	0.73

(1)                                  The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

Calendar period	High	Low
December 2004	0.76	0.73
January 2005	0.77	0.74
February 2005	0.78	0.75
March 2005	0.78	0.74
April 2005	0.78	0.76
May 2005	0.81	0.77

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

Triple P has a history of net losses and a substantial accumulated deficit

Triple P has had net losses of EUR 2.0 million for the year ended December 31, 2004 and EUR 0.5 million for the year ended December 31, 2002.  Triple P had net income of EUR 0.4 million for the year ended December 31, 2003. In addition, Triple P had an accumulated deficit of EUR 53.6 million as of December 31, 2004. Triple P may not be able to achieve or maintain profitability.

Because of the losses, total shareholders’ equity has decreased substantially. Further losses could lead to a negative total shareholders’ equity if the Company fails to attain profitability or obtain additional equity financing. A negative equity position can be viewed adversely by customers and otherwise have an adverse effect on the Company’s business, future results of operations or financial conditions.

Our sales are concentrated in The Netherlands and we are dependent on economic conditions in The Netherlands

From 2001 onwards the Company derived substantially all of its net revenues from sales in The Netherlands. Accordingly, the Company’s results of operations may be more affected by adverse economic conditions in The Netherlands than the results of more geographically diversified companies.

The Department of Justice in The Netherlands accounts for a significant portion of our sales and our future net sales could decline if we are unable to maintain this customer relationship

The Department of Justice in The Netherlands accounted for approximately EUR 21.2 million or 28.5% of consolidated net revenues in the year ended December 31, 2004, approximately EUR 17.3 million or 22% of consolidated net revenues in the year ended December 31, 2003 and approximately EUR 30.7 million or 32% of consolidated net revenues in the year ended December 31, 2002. Accordingly, the Company’s results of operations may be more dependent on a single customer than the results of other companies with a larger base of smaller customers. If the Department of Justice in The Netherlands for any reason determined to cease or significantly decrease the levels of products and services that it historically has purchased from the Company, it would have a material adverse effect on the Company’s financial condition and results of operations. The Company has a master-agreement with the Department of Justice in The Netherlands based on which more than one hundred separate entities order Information and Communication Technology Systems (“ICT-systems”). The master-agreement expired in September 2004 and has temporarily been continued in part until July 1, 2005. The Company is in negotiations with the Department of Justice in The Netherlands for a partial renewal of the contract. The original master-contract has been split into six separate smaller contracts. Management expects that it may not be able to compete successfully on all contracts.

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

Because of Labor Laws and Practices, any workforce reductions that we may wish to implement in order to reduce costs may be delayed or suspended

The ICT market is highly competitive, and as a consequence, we may need to implement workforce reductions in case of a downturn in order to adapt to such market changes. In accordance with labor laws and practices applicable in The Netherlands, a reduction of any significance may be subject to certain formal procedures, which can delay or may result in the modification of our planned workforce reductions. Civil court judgments subsequent to appeal proceedings may result in payments of higher post employment benefits than originally taken in the restructuring charge and therefore affect our financial condition and results of operations adversely in the future.

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

Compliance with Internal Controls Evaluations and Attestation Requirements

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, Triple P will be required, as a foreign private issuer, beginning in fiscal 2006, to perform an evaluation of its internal controls over financial reporting and have its auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filling we have not yet finalized the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls with a corresponding adverse effect on our share price.

Our business affects the core activities of our customers, therefore failure to complete customer projects on a timely and correct manner could lead to litigation.

The Company’s business consists of reselling system and network products, ICT-infrastructure management consulting including system and network integration consulting, project management and implementation services as well as operational ICT-infrastructure management and maintenance services. Because this business influences the core activities of our customers, failure to complete projects in a timely and correct manner could result in potential claims against the Company.

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, each originating before 2002. The Company has established reserves relating to specific lawsuits, which represent estimates of the Company’s expected liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. Although the Company believes, based on its current judgments and estimates, that it has sufficient reserves with respect to these contingent liabilities, the amount of damages awarded could differ from such estimates. In that case, we may be required to make payments of amounts exceeding these established reserves, which could have a material adverse effect on the Company’s business, future results of operations or financial condition.

Item 4 - Information on the Company

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

During 2000, the Company divested its minority interest in Media Systems LTD. in the United Kingdom. The divestiture had no significant impact on the results of operations.

During the year 2001, the Company divested its ITC independent training center business. This divestiture had no significant impact on the results of operations. At the same time the Company committed to discontinue its U.S. subsidiary, Triple P USA Inc.

During 2002, the Company ceased operations of Triple P USA Inc. and began the process of legally dissolving the subsidiary, which was finalized in 2003. This liquidation had no significant impact on the results of operations in 2002 or 2003.

Also during 2002, the Company sold its Belgian subsidiary, Triple P Belgium N.V./S.A., after the decision in December 2001 to discontinue the services and software solutions businesses in Belgium, which was based in part on reported operating losses in 2001 and the estimated operating losses in 2002, which materialized in 2002. As a result of this decision, the Company no longer serves any customers in the Belgian Healthcare market. In 2001, Triple P Belgium N.V./S.A. had net revenues and operating results of approximately EUR 8.0 million and EUR (0.4 million), respectively. The Consolidated Financial Statements of the Company for the fiscal years 1999 through 2001 have been restated to reflect the effects to account for the disposal of the Belgian subsidiary as discontinued operations in December 2001. Accordingly, the net revenues, costs and expenses, assets and liabilities and cash flows associated with the discontinued operations have been excluded from the respective captions in the accompanying Statements of Operations and Statements of Cash Flows and reflected under captions identifying them as discontinued operations.

During 2004, Mediasystemen B.V. transferred substantially all of its assets and liabilities to Triple P Nederland B.V. in order to realize synergy-effects including cost reduction and additional growth due to a larger economy of scale. As of July 1, 2004, Mediasystemen B.V. is an inactive legal entity of Triple P N.V..

During 2002, 2003 and 2004, the Company’s capital expenditures for fixed assets were EUR 1.4 million, EUR 0.3 million and EUR 0.2 million respectively. Capital expenditures consist mainly of ICT-infrastructure products for internal use. The higher level of capital expenditures for fixed assets in 2002 was mainly related to investments in a ERP-software solution, One World of JD Edwards. The Company capitalized expenses under fixed assets to an amount of EUR 1.1 million in the year 2002, in implementing this technology.

Business Overview

The Company

Introduction

Triple P is a provider of high quality Information and Communication Technology (“ICT”) infrastructure enterprise solutions to medium and large businesses in The Netherlands. These solutions include ICT-consultancy, ICT-infrastructure systems delivery, project management and implementation services, and operational ICT-infrastructure management and maintenance services. The Company’s solutions are compatible with the established products of leading hardware manufacturers, including Cisco, Citrix, Hewlett Packard, IBM, Microsoft, Mitel, Novell, Oracle and Sun Microsystems. The Company generated net revenues of EUR 74.3 million in 2004 and employed 262 employees at April 29, 2005.

Prior to December 31, 2002, Triple P organized its business into three divisions: Systems & Networks, Services, and Software & Systems Integration. As of January 1, 2003, these three divisions were integrated into a single organization with a Systems and Services business.

The Company’s Systems business (“Systems”) consists of reselling system and network products. The Company’s Services business (“Services”) consists of ICT-infrastructure management consulting including system and network integration consulting, project management and implementation services as well as operational ICT-infrastructure management and maintenance services. The Company’s Services business in the publishing market also includes standard software implementation, customization and maintenance services.

Market background

The Company derives substantially all of its net revenues from sales in The Netherlands and currently has approximately 1,000 customers served through the Company’s direct sales channel. Many customers are medium to large sized corporations or government agencies with more than 50 employees. In 2004, the Company finalized its account management strategy for approximately 250 of its larger clients, a process which was started in 2003. The 250 larger clients are assigned to a dedicated account manager who is responsible for the sale of the total Systems and Services portfolio of the Company to those clients.

In the third quarter of 2004, the Company decided to accelerate its long-term strategy. This strategy focuses on performing services with a high added value. The Company has identified four areas in which it will intensify its efforts:

Mission Critical

Consulting, design and delivery of ICT-solutions with high availability and reliability, such as clustered systems, security solutions, storage architectures and consolidation projects.

IP & Wireless

Consulting, design and delivery of advanced ICT-networks, such as wireless voice and data-communication, IP-based voice and multimedia (VoIP) and telecommunication systems.

Managed Services

Services based on long-term contracts, such as system management for total ICT-infrastructures and outsourcing of ICT-systems, including the transfer of ICT-assets and employees.

Systems

Selling ICT systems and performing procurement outsourcing services for ICT-assets based on service level agreements, such as volume procurement for hardware and software licenses, contract management, logistics and administration.

The Company’s approach is to work with customers to analyze their current ICT-infrastructures, define their ICT-objectives and functional requirements, and determine their systems and software requirements. The Company can also provide a customer with a detailed plan for the operational ICT-infrastructure management and maintenance including, where relevant, an implementation plan for the required migration from an existing ICT-infrastructure.

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

Systems business

The Company specializes in front to back-office solutions comprised of multi-vendor products. The Company’s strategic relationships with leading suppliers enable it to offer customers both one-stop shopping and independent consultancy services. Systems offerings include highly functional front-office solutions and solutions for back-office environments focused on high-availability clustering, reliable data storage, mission-critical local area network (“LAN”) backbones and interconnects, bandwidth management, and security and directory services. The Company resells personal computers, servers, network components and telephone switches manufactured by companies such as Cisco, Citrix, Hewlett Packard, IBM, Mitel and Sun Microsystems. The Company markets complete networks, Intranets and Internet gateways based on Gigabit Ethernet, Switched Ethernet, virtual LANs and LAN switching technologies, among others, supplied by leading vendors in the industry such as Cisco, Mitel and Hewlett Packard. The Company also sells, as necessary, third-party software, including networking and enterprise management software from providers such as Microsoft, Novell and Oracle. The Company’s solutions can be configured using a variety of network operating systems, including Microsoft Windows, Linux, Sun Microsystems’ Unix and Novell’s Netware.

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

The Company operates an IT-Management Center to monitor customers’ configurations and to coordinate necessary systems and network services. This enables the Company’s engineers to provide both on-site and remote assistance to customers. The Company’s hardware maintenance agreements are usually for a one year term and renew automatically, unless notice of termination is submitted at least 90 days prior to expiration. However, following the trend in the industry, an increasing percentage of the Company’s new maintenance business is on a time-and-materials basis. The Company’s high availability server and networking support agreements are usually for a one to three year term.

In the publishing market, the Company’s Services business focuses on work flow management and multi-media content management based on standardized third party software components. For several years, the Company has been a leading provider of newspaper publishing software in The Netherlands. In order to achieve a more efficient market approach and to bring synergy between this activity and the infrastructure activities of Triple P Nederland B.V.,  the activities of Mediasystemen B.V. have been integrated with the activities of Triple P Nederland B.V.

Seasonality of the business

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

Competition

Competition is fierce in all segments of the worldwide ICT-market. The Company’s competitors are numerous and vary widely in size and resources, depending upon the market, customer and geographic area involved. The Company faces competition from systems integrators, consulting organizations, telecommunications companies, hardware manufacturers and information technology solution providers. The Company’s primary competitors in the Systems business include Simac, Fujitsu-Siemens, PQR, IBM, Hewlett Packard and Dell. In the Services business, the Company’s primary competitors include Atos Origin, Getronics, IBM, Imtech, and Simac.

Organizational Structure

The following table sets forth the legal structure of Triple P N.V. as of April 29, 2005.

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

Property and Equipment

The Company leases office space primarily in Vianen, The Netherlands. The location, its approximate size used by the Company and date of lease expiration are set forth below.

Location	Size (sq meters)	Function	Lease expiration
Vianen, The Netherlands	9,500	Headquarters, Sales, Operations, Staff	2014

The Company also leases 6,000 square meters in a building next to the Company’s headquarters in Vianen, of which 5,000 square meters has been subleased until 2007, the end of the lease contract. For the expected losses related to the remaining 1,000 square meters, a reserve has been included in the consolidated financial statements for 2004.

For the Services business, the Company leases other small locations in The Netherlands aggregating approximately 330 square meters. The Company’s net rental expense for the year ended December 31, 2004, was approximately EUR 1.3 million due to subrental income of approximately EUR 0.5 million.

Item 5 - Operating and Financial Review and Prospects

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt critical accounting policies, as described above, and therefore to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, particularly estimates relating to revenue recognition, allowances for doubtful accounts, litigation and contingencies, deferred taxes, long-lived assets, restructuring and impairment charges, post employment benefits and leases have a material impact on the Company’s financial statements, and are discussed in detail throughout management’s analysis of the results of operations as discussed below. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions. Additional information regarding risk factors that may impact the Company’s estimates is included in “Item 3 - Risk Factors” in this Annual Report on Form 20-F.

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

Allowance for Doubtful Accounts

The Company provides an allowance for possible doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on management’s periodic review of accounts, including the aging of accounts receivable, making use of past experience with similar accounts receivable. Based on current judgments and estimates management believes the allowance for doubtful accounts to be adequate. However, if the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, or actual defaults were higher than the Company’s historical experience, management’s estimates of the recoverability of amounts due to the Company could be overstated, which could have an adverse impact on the Company’s operations. As of December 31, 2004, the Company had an allowance for doubtful accounts of EUR 1.1 million.

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

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, each originating prior to 2002. The Company has established reserves of approximately EUR 0.8 million relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. The Company does not believe that based on current judgments and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition.

Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2004, the net deferred tax asset was EUR 0.4 million after deduction of a valuation allowance amounting to EUR 8.3 million. While management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if management were to subsequently determine that the Company would be able to realize deferred tax assets in the future in excess of its net recorded amount, an adjustment to deferred tax assets would increase income in the period such determination was made. Similarly, should management determine that the Company would not be able to realize all or part of net deferred tax assets in the future, an adjustment to deferred tax assets would reduce income in the period such determination was made. In determining net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of profitability, the timing and extent of the utilization of net operating loss carry forwards, applicable tax rates, transfer pricing methodologies and prudent and feasible tax planning strategies.

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

Restructuring and Impairment Charges

Triple P applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Post Employment Benefits,” in order to determine when a liability for restructuring or exit costs should be recognized.

With respect to employee termination costs, we apply SFAS No. 146 (effective since January, 2003) in the case of benefit arrangements that, in substance, do not constitute an ongoing benefit arrangement. Triple P applies SFAS No. 112 when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 provides that a liability for a cost associated with an exit or disposal activity that does not constitute an ongoing benefit arrangement shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is when a detailed exit or disposal plan exists, has been committed to by management and has been communicated to the employees. SFAS No. 112 provides that a liability for termination benefits provided under an ongoing benefit arrangement covered by SFAS No. 112 shall be recognized when the likelihood of future settlement is probable and can be reasonably estimated. As a result, whether an employee termination plan constitutes an ongoing benefit arrangement or not, and accordingly, whether SFAS No. 146 or SFAS No. 112 is applied, will affect the timing of recognition of employee termination costs, as well as the amounts recognized.

During the second quarter of 2003, the Company implemented measures to reduce its costs in anticipation of lower revenues. The Company terminated 43 of its 373 employees and, as a result, incurred a restructuring charge of EUR 1.3 million in connection with related expenses in the second quarter of 2003. At December 31, 2003, the remaining restructuring provision was EUR 0.2 million which has been paid during 2004.

In the third quarter of 2004, the Company decided to accelerate its long-term strategy. This strategy focuses on performing services with a high added value. The Company has identified four areas in which it will intensify its efforts: Mission Critical, IP & Wireless, Managed Services and Systems.

Additionally, Triple P has decided to accelerate its plan to phase out low margin activities due to the weakness in the IT services market. Consequently, Triple P has implemented a restructuring to eliminate positions that do not directly contribute to the success of the four focus areas.  This restructuring has resulted in a reduction of 75 positions and an involuntary lay off for 62 employees. As a result, the Company incurred a restructuring charge of EUR 1.8 million in connection with related expenses in 2004 and 2005. At December 31, 2004, the remaining restructuring provision was EUR 1.0 million which is expected to be paid during 2005.

Post employment benefits

We sponsor several defined benefit plans and contribution plans for employees. Effective in 2002, we adopted SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), and related accounting standards of the FASB.

The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. We also contribute to various multi-employer pension plans. The amount that we are obligated to contribute to each such plan and the timing of our contributions is determined under the terms of the applicable collective bargaining agreements.

Recorded pensions reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs.

In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit levels. The assumptions for the calculations are highly uncertain and require a large degree of judgement. Each year we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by SFAS No. 87.

In accordance with U.S. GAAP, the net periodic benefit cost is determined at the beginning of the year based on applicable assumptions at that time. For 2004 the net periodic benefit cost was EUR 0.1 million.

The pension obligations are determined at measurement date of the plans. The measurement date is December 31. The discount rate has been determined on the basis of the current government bond yield curve in combination with a credit spread reflecting the current difference in yield rates between government bonds and high-quality corporate bonds. The discount rate thus determined is a weighted average interest rate reflecting the timing and amounts of the projected pension payments. High-quality bonds are bonds with one of the two highest ratings issued by a major rating agency (S&P: AA or higher).

Lease

The Company and its subsidiaries lease their current facilities under operating leases that expire at various dates through the year 2014. At December 31, 2004, the Company has permanently vacated a portion of its leased facilities in Vianen; for the portion management expects not to be able to sublease the facilities to others, for the period of one year management has recorded a reserve of approximately EUR 0.2 million related to anticipated sublease losses for the facility based on our estimate of sublease rental income.

Discussion and analysis of results of operations: key figures

Summary financial and other operating data

(in thousands)

	Year Ended December 31,
Activity	2002	2003	2004
	EUR	EUR	EUR

Net revenues	96,373	80,371	74,265
Gross profit	16,935	14,110	11,407

Sales and marketing expense	9,777	8,550	7,215
General and administrative expense	5,660	3,654	4,137
Restructuring charge	1,370	1,281	1,750
Total operating expenses	16,807	13,485	13,102

Operating income (loss)	128	625	(1,695)

Net income (loss)	(520)	442	(2,047)

Net income (loss) per share	(0.02)	0.01	(0.07)

Summary financial data as a percentage of total net revenues

(in percentages)

	Year Ended December 31,
	2002	2003	2004
	EUR	EUR	EUR

Net revenues	100.0%	100.0%	100.0%
Gross profit	17.6%	17.6%	15.4%

Sales and marketing expense	10.1%	10.6%	9.7%
General and administrative expense	5.9%	4.5%	5.6%
Restructuring charge	1.4%	1.6%	2.3%
Total operating expenses	17.4%	16.7%	17.6%

Operating income (loss)	0.1%	0.8%	(2.3)%

Net income (loss)	(0.5)%	0.5%	(2.8)%

Results of operations in 2004

The Company’s consolidated statement of operations in 2004 reflected net revenues of EUR 74.3 million, operating loss of EUR 1.7 million and a net loss of EUR 2.0 million.

Due to the weakness of the IT services market, the Company decided to accelerate its long-term strategy by adoption of a restructuring plan in 2004. As a result, the 2004 results included a restructuring charge of EUR 1.8 million relating to the termination of employee contracts, of which EUR 0.8 million in cash expenditures were made in 2004. The Company expects to make additional cash payments of approximately EUR 1.0 million in 2005. The Company expects annual fixed costs to decrease by approximately EUR 3.2 million as a result of the decrease in head count.

Further, 2004 results included a EUR 0.2 million charge for expected future losses related to leasehold facilities permanently vacated. This charge was reflected in 2004 as general and administrative expense.

As a result of the Company’s positive cash flow of EUR 0.8 million in 2004, Triple P had a cash balance of EUR 6.5 million as of December 31, 2004. The December 31, 2004 Balance Sheet showed shareholders’ equity of EUR 0.6 million, or 3% of total assets.

Results of operations in 2003

The Company’s consolidated statement of operations in 2003 reflected net revenues of EUR 80.4 million, operating income of EUR 0.6 million and a net income of EUR 0.4 million.

The Company implemented additional cost reduction measures in the second quarter of 2003 in response to lower than expected levels of net revenues in the first half of 2003. As a result, the 2003 results included a restructuring charge of EUR 1.3 million relating to the termination of employee contracts, of which EUR 1.1 million was paid in 2003. The Company made additional payments of the remaining approximately EUR 0.2 million in the first half of 2004. The Company’s annual fixed costs decreased by approximately EUR 2.5 million as a result of this restructuring, which was reflected in operating results starting in the second quarter of 2004.

As a result of the Company’s positive cash flow of EUR 1.9 million in 2003, the Company’s cash balance increased to EUR 6.2 million at December 31, 2003. The December 31, 2003 Balance Sheet showed shareholders’ equity of EUR 2.7 million, or 13% of total assets.

Discussion and analysis of results of operations: 2004 compared with 2003

Results of operations

Net revenues

(in millions)

	Year Ended December 31,
	2003 EUR	%	2004 EUR	%
Systems	53.4	66.4	51.9	69.9
Services	27.0	33.6	22.4	30.1
Total	80.4	100.0	74.3	100.0

Gross profit / gross margin

(in millions)

	Year Ended December 31,
	2003 EUR	%	2004 EUR	%
Systems	5.8	10.9	4.9	9.4
Services	8.3	30.8	6.5	29.0
Total	14.1	17.6	11.4	15.4

Net revenues

Net revenues in 2004 were EUR 74.3 million compared to EUR 80.4 million in 2003, a decrease of EUR 6.1 million, or 7.6%.

Systems revenues decreased approximately EUR 1.5 million, or 2.8%. This decrease, which was a result of price pressure and price erosion, was offset in part higher sales volumes to the Department of Justice in The Netherlands, which accounted in 2004 for net revenue of approximately EUR 21.2 million compared to EUR 17.3 million in 2003.

Services revenues decreased approximately EUR 4.6 million or 17% due to the continued difficult economic climate in which clients have postponed major investments in ICT-infrastructure. As a result, revenues from design services, delivery and related project management and installation services of ICT-infrastructure systems decreased substantially. Moreover, these conditions and the fierce competition have led to severe price-cutting which was an important cause of the decrease in revenues.

Gross margin

Total gross margin in 2004 decreased from 17.6% to 15.4%. The main reasons for this decrease were:

• continued price pressure resulting from competition and weak demand;

• a change in the mix of products and services sold; and

• the inability to rapidly reduce operating costs.

Due to competition, the Company lowered its sales prices in order to prevent a more significant decrease in revenues. The drop in gross margin occurred both in Systems and Services revenues but was more pronounced with respect to Systems revenues.  Services revenues decreased more than Systems revenues. Because the Services business has a higher margin than the Systems business, this change in sales mix caused a decrease in overall gross margin. The gross margin on Services revenues decreased as a result of lower revenues and the fact that the operating costs were not reduced as quickly as the decrease of the level of sales.

Operating expenses

(in millions)

	Year Ended December 31,
	2003	2004
	EUR	EUR
Sales and marketing expense	8.6	7.2
General and administrative expense	3.6	4.1
Restructuring charge	1.3	1.8
Total operating expenses	13.5	13.1

Operating expenses

(as percentage of revenues)

	Year Ended December 31,
	2003	2004
	%	%
Sales and marketing expense	10.6	9.7
General and administrative expense	4.5	5.6
Restructuring charge	1.6	2.3
Total operating expenses	16.7	17.6

Sales and marketing expense

Sales and marketing expense was EUR 7.2 million in 2004 compared to EUR 8.6 million in 2003, a decrease of 16.3%. This decrease was partially the result of the decrease in the number of employees resulting from the implementation of the 2003 and 2004 restructuring program. However, as a percentage of net revenues, sales and marketing expense only decreased from 10.6% to 9.7%, primarily due to the decrease in overall revenues.

General and administrative expense

General and administrative expense was EUR 4.1 million in 2004 compared to EUR 3.6 million in 2003, an increase of 13.8%. This increase is primarily a result of EUR 0.3 million in additional charges in 2004 related to the elimination of positions other than those included under a restructuring program. As a percentage of net revenues, general and administrative expense increased from 4.5% to 5.6%.

Restructuring charge

In the third quarter of 2004, the Company decided to accelerate the implementation of its strategy of focusing on performing services with a high added value and phasing out low margin activities. Consequently, Triple P has implemented a restructuring plan to eliminate positions that do not directly contribute to its target markets. This restructuring has resulted in a reduction of 75 positions and an involuntary lay off of 62 employees. The Company incurred a restructuring charge of EUR 1.8 million in connection with this restructuring. At December 31, 2004, the remaining restructuring provision was EUR 1.0 million, all of which is expected to be paid during 2005. As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 3.2 million, which is expected to be fully reflected in operating results commencing in the third quarter of 2005.

Total Other expense, net

Total other expense, net decreased from EUR 0.2 million in 2003 to EUR 0.1 million in 2004 due primarily to decreased interest expense and higher interest income in 2004. This was due to the positive cash position during 2004.

Provision for income taxes

Due to the availability of net operating losses (“NOL’s”), the Company incurred no income tax expense in 2003. As of December 31, 2004, the Company has total NOL’s of approximately EUR 27.1 million. The Company has recorded a deferred tax asset of EUR 0.4 million net of allowances as it expects that it is more likely than not that this portion of the NOL’s will be realized. This is a decrease of EUR 0.2 million compared to 2003, with the increase in the tax allowance reflected as a charge in 2004. The reduction in the statuary tax rate resulted in a change in valuation allowance of EUR 10,000 in 2004.

Cash flows

Net cash provided by continuing operations was EUR 2.7 million and EUR 0.7 million in 2003 and 2004, respectively. Net cash provided by continuing operations was impacted by a decrease in net income of EUR 2.5 million but offset by an increase of non cash expenses by EUR 2.0 million and a decrease of cash flow from working capital management by EUR 1.5 million compared to 2003.

Non cash expenses included in net income increased from EUR 0.0 million in 2003 to EUR 2.0 million in 2004. This increase was attributable to an increase of EUR 1.3 million in the restructuring reserve and EUR 0.7 million in long term liabilities. The restructuring reserve decreased in 2003 by EUR 0.5 million, while the restructuring reserve increased in 2004 by EUR 0.8 million due to the implementation of the restructuring plan in September 2004. Long term liabilities decreased in 2003 by EUR 0.3 million, while the long term liabilities increased in 2004 by EUR 0.4 million due to the deferred lease expense with respect to the head office of EUR 0.5 million offset by the repayment made on the Company’s long term loan of EUR 0.1 million.

The cash flow generated by working capital management decreased by EUR 1.5 million in 2004 compared to 2003. Working capital management in 2003 led to a reduction in working capital, which generated cash of EUR 2.2 million. In 2004, working capital management was able to further reduce working capital by EUR 0.7 million. This was mainly realized by an increase in accrued taxes and customer deposits, offset by a decrease in deferred revenues.

Net cash used in investing activities of continuing operations was EUR 0.7 million in 2003, while in 2004, EUR 0.3 million cash was generated by investing activities. This is mainly caused by the release of deposits at banks relating to the bank guarantees issued for ICT projects which were in progress at the end of 2003 and were finalized in 2004.

Net cash used in financing activities of continuing operations was EUR 0.5 million and EUR 0.2 million in 2003 and 2004, respectively. The reduction in cash used in financing activities in 2004 was primarily related to a decline in paid lease obligations.

Discussion and analysis of results of operations: 2003 compared with 2002

Results of operations

Net revenues

(in millions)

	Year Ended December 31,
	EUR	2002	EUR	2003
		%		%
Systems	67.6	70.2	53.4	66.4
Services	28.8	29.8	27.0	33.6
Total	96.4	100	80.4	100.0

Gross profit / gross margin

(in millions)

	Year Ended December 31,
	EUR	2002	EUR	2003
		%		%
Systems	8.1	12.0	5.8	10.9
Services	8.8	30.7	8.3	30.8
Total	16.9	17.6	14.1	17.6

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

Gross margin

Despite continued price pressure resulting from weak demand, the Company was able to maintain gross margin from 17.6% in 2003 (17.6% in 2002). The decreased gross margin on Systems revenues was offset by a change in Systems and Services sales mix. Furthermore, gross margin on Services revenues increased slightly due to the Company’s ability to reduce operating costs, mainly by decreasing the number of subcontracted and fixed personnel utilized at a faster rate than the decrease in revenues. The Company used on average 13 subcontractors in 2003 compared to 32 in 2002.

Operating expenses

(in millions)

	Year Ended December 31,
	2002	2003
	EUR	EUR
Sales and marketing expense	9.8	8.6
General and administrative expense	5.6	3.6
Restructuring charge	1.4	1.3
Total operating expenses	16.8	13.5

Operating expenses as a percentage of revenues

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

Restructuring charge

In the second quarter of 2003, the Company implemented additional cost reduction measures in response to lower than expected levels of net revenues in the first half of 2003. In the second quarter of 2003, the Company terminated the employment of 43 of its 373 employees and, as a result, recorded EUR 1.3 million restructuring expense, of which EUR 1.1 million has been paid in 2003. As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 2.5 million which is expected to be fully reflected in operating results commencing in the second quarter of 2004. The implementation of the second quarter 2003 restructuring was mainly completed at year end 2003. The Company made additional payments of approximately EUR 0.2 million in the first half year of 2004 relating to this restructuring plan.

Other expense, net

Net other expense decreased from EUR 0.6 million in 2002 to EUR 0.2 million in 2003 due primarily to decreased interest expense in 2003. This was due primarily to the positive cash flows of EUR 3.2 million in 2002 (mainly in the last quarter) and EUR 1.9 million in 2003 which led to repayment of short term credit facilities.

Provision for income taxes

Due to the availability of NOL’s, the Company incurred no income tax expense in either 2002 or 2003. As of December 31, 2003, the Company has total NOL’s of approximately EUR 25.3 million. The Company recorded a deferred tax asset of EUR 0.6 million net of allowances as it expects that it is more likely than not that this portion of the NOL’s will be realized.

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

Liquidity and Capital Resources

The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting our business strategy, described in Item 3 “Risk Factors.”

Triple P’s balance of cash, cash equivalents and restricted cash amounted to EUR 6.2 million and EUR 6.5 million as of December 31, 2003 and 2004, respectively. Net cash flows provided by operating activities were EUR 2.7 million and EUR 0.7 million in 2003 and 2004, respectively. Cash provided by operating activities in 2004 was primarily derived from Triple P’s net loss for the year partially offset by an increase in accrued liabilities and customer deposits. As Triple P has deferred tax assets resulting from net operating losses carried forward, the tax charge of EUR 0.2 million as included in the loss of the year did not result in cash outflow. Net cash flows provided by operating activities includes EUR 0.6 million of depreciation and amortization charges and EUR 0.3 million in provision for doubtful accounts, which do not impact the cash flow. Triple P implemented a restructuring charge of EUR 1.8 million in the third quarter of 2004 which resulted in a cash outflow of EUR 0.8 million in the third and fourth quarter of 2004 (the remaining reserve was EUR 1.0 million at December 31, 2004). Furthermore, the Company recorded EUR 0.3 million in rent expenses which did not result in a cash outflow due to a rent free period.

Triple P used EUR 0.7 million of cash to increase inventories in 2004, primarily due to an increase in trade goods for specific business lines. Furthermore, EUR 0.2 million of cash was used for other current assets. These cash outflows were more than offset by an increase of short-term liabilities of EUR 1.4 million.

Net cash used in investing activities was EUR 0.3 million in 2003 and EUR 0.2 million in 2004. The 2004 and 2003 figures mainly relate to investments in information technology and office equipment. Furthermore the cash outflow relating to deposits for EUR 0.4 million in 2003 was reversed in 2004 for EUR 0.5 million.

Net cash used for financing activities was EUR 0.2 million in 2004 compared to EUR 0.5 million in 2003 and relate to payments for capital lease obligations.

Our principal sources of liquidity consist of EUR 6.5 million of cash, cash equivalents and restricted cash and available credit facilities as of December 31, 2004. Our credit facilities exist pursuant to an agreement with IFN Finance B.V. (ABN-AMRO) whereby the Company may borrow up to 60% of eligible accounts receivable to a maximum of EUR 6 million. Borrowings under this facility are secured by the Company’s accounts receivable. The agreement with IFN Finance B.V. was renewed in March 2005 for a period of 2 years.

The Company had no short-term borrowings at December 31, 2002, 2003 and 2004.

The Company does not engage in hedging activities nor has it entered into any off-balance-sheet transactions, arrangements or other relationships with unconsolidated entities or persons.

At the annual shareholders meeting to be held in June 2005, we will request that the shareholders approve a proposed subordinated loan of approximately EUR 1.5 million, repayable in 20 quarterly installments. It is expected that shareholders that are not U.S. persons will be provided the right to participate in any such financing.

We expect capital expenditures in 2005 to range between EUR 0.1 million and EUR 0.3 million. In addition, for the next twelve months, we have operating lease commitments of approximately EUR 2.1 million after sublease income. Furthermore, we expect cash outflows relating to our 2004 restructuring of EUR 1.0 million in the first and second quarter of 2005.

Our contractual obligations and commercial commitments are disclosed in the following table and Note 7 to our Consolidated Financial Statements.

Contractual Obligations Due by Period at December 31, 2004

(in thousands of euros)

Contractual Obligations	Total	<1 years	1-3 years	3-5 years	>5 years
Loan	119	119	—	—	—
Pension obligations(1)	5,200	123	263	387	4,427
Operating leases (2)	12,677	2,759	3,809	1,902	4,207
Total Contractual Obligations	17,996	3,001	4,072	2,289	8,634

(1) Pension obligations represent the projected benefit obligation for our defined benefit plans. In addition to this obligation, we also had related plan assets with a fair value of EUR 4.9 million at year end 2004. As a result, our unfunded obligation was EUR 0.3 million as of year end. For more information on pensions, see Note 8 of our Consolidated Financial Statements included in this annual report.

(2) Operating leases relate to the Company’s building lease and car lease contracts.

The following table summarizes the Company’s bank guarantees and their expiration dates:

Amount of Bank Guarantees by Expiration Period at December 31, 2004

(in thousands of euros)

	Total	<1 year	1-3 years	3-5 years	>5 years
Bank Guarantees	473	298	175	—	—

The bank guarantees provided by the Company’s bank on behalf of the Company and its subsidiaries to third parties relate to bank guarantees issued to the lessor of the Company’s leasehold facilities. In connection with these bank guarantees amounting to EUR 473,000, the Company holds restricted cash to an amount of EUR 12,000 at the bank. No liability is accrued in connection with these bank guarantees.

In addition to cash and available credit facilities, we may from time to time raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others of which relate to the uncertainties of the Dutch economy and the development of the ICT sector in the Netherlands. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that existing cash balances together with our credit facilities will be sufficient to satisfy our liquidity requirements for the next twelve months.

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

The Company is a party to certain legal proceedings, none of which the Company believes will have a material impact on the Company’s business or future results of operations or financial condition. Management has established a reserve for these legal proceedings. See “Legal Proceedings” in item 8 and note 7 of “Notes to Consolidated Financial Statements” in item 18 of this Annual Report on Form 20-F.

Trend Information

The ICT-industry has experienced a global recession during the last three to four years. This was also the case in the Dutch ICT-business market and as such had its effect on Triple P’s business in ICT-infrastructure solutions. Most research analysts however expect a return to structural growth for this market. One of the important factors of the return of structural growth of the ICT-market in The Netherlands is the general economic climate in The Netherlands. If the general economic climate improves over the coming months, the ICT-market will grow faster than if the climate remains uncertain. Currently, we expect improvements of the general economic climate in The Netherlands.

The second factor in the structural growth for the ICT-market relates to emerging technologies and associated new ICT-applications. We believe that IP-convergence, outsourcing, wireless, security and enterprise application integration are among such promising new technologies and applications. IP-convergence is the general term for voice, data and video over internet protocol (“IP”). Outsourcing is slowly reaching maturity. Lastly, we see the market moving away from software solutions that cover the total business processes or all encompassing ERP-applications to the integration of multiple software applications. Consequently, we expect enterprise application integration will become a major issue in the coming years.

In the third quarter of 2004, the Company decided to accelerate its long-term strategy. This strategy focuses on performing services with a high added value and the phasing out of low margin activities. In conformity with the announced restructuring program, the employee contracts of 75 employees were terminated and the Company’s annual expenses as a result of this reduction of head count are expected to decrease by approximately EUR 3.2 million per year. This decrease will be offset in part by hiring expenses and other investments in the identified four areas in which the Company will intensify its efforts: Mission Critical, IP & Wireless, Managed Services and Systems.

As Triple P refocuses towards those four high margin activities, the Company has employed its resources in portfolio and delivery projects. As a result and in combination with the above mentioned investments, management expects that gross margin on Services will decrease in 2005. Because this decrease in gross margin on Services will be offset by the targeted higher margin activities, the Company cannot provide any specific guidance as to the total gross margin and results for 2005.

A corporate income tax rate reduction in The Netherlands was enacted in the fourth quarter of 2004. This enactment will lead to a decrease of the statutory future tax rate of the Company. Consequently, the realization of our tax loss carry forward position, if any, will be at this lower rate.

Recent accounting pronouncements

In December 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation Number 46 Revised, “Consolidation of Variable Interest Entities” (“FIN 46R”). An Interpretation of Accounting Research Bulletin No. 51, which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The requirements of FIN 46R are effective for fiscal periods beginning after December 15, 2003. The adoption of FIN 46R did not have a material impact on the company’s consolidated results of operations, financial condition or liquidity.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “ The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method. The adoption of this standard will not have a material impact on the Company’s financial position, result of operations or cash flows.

In November 2004, the EITF reached a consensus on EITF Issue No. 03-13, “Applying the conditions in paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in determining whether to report discontinued operations”. The consensus reached clarifies the approach for evaluating whether the criteria in paragraph 42 of SFAS No.144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The task force also reached a consensus that the guidance would be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 31, 2004. The adoption of this standard did not have a material impact on the Company’s financial position, result of operations or cash flows.

In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123 I”). This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 I addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 I eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in the statement of operations. SFAS No. 123 I is effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. SFAS No. 123 I is anticipated to have a significant effect on our consolidated statement of operations. See also Note 9 and the paragraph on stock options.

SFAS No. 151 amends APB No. 43 such that it clarifies that  “abnormal” amounts of idle facility expense, freight, handling costs etc. should be recognized as current-period charges, while wording of APB No. 43 could have led to an inconsistent application of this requirement. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for Triple P). Triple P believes that the adoption of this standard will have no impact on its consolidated results of operations.

SFAS No. 153 amends the guidance in APB Opinion No. 29 (“APB 29”) regarding accounting for non-monetary transactions, and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (January 1, 2006 for Triple P). APB 29 included an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. This statement eliminates this exception, and replaces it with a general exception for exchange transactions that do not have commercial substance. Impact of this accounting pronouncement on Triple P’s future consolidated financial position depends on the nature and size of such transactions entered into by Triple P.

Item 6 - Directors, Officers, Senior Management and Employees

Directors, Officers and Senior Management

The Directors and Senior Management of the Company in 2004 and 2005 until April 29, and their ages (as of December 31, 2004), are as follows:

Name	Age	Position(s)
A.H.M. Stam(1)	60	Chairman Supervisory Board
H.C.A. Groenen(1)	60	Member Supervisory Board
F. Khaleghi Yazdi	52	Member Supervisory Board
H. Crijns	61	Interim Chief Executive Officer and Director of Services
M.P.J. van den Oord	36	Chief Financial Officer (until April 1, 2004)
P. Blokhuis	36	Concern Controller
W.J. Scholten	44	Director of Sales (until November 1, 2004)
R. L. Azimullah	38	Director of Sales and Marketing (as of November 1, 2004)

(1) Member of Audit Committee

A.H.M. Stam was appointed as Chairman of the Supervisory Board in May 2002. From 1972 to 1984, Mr. Stam held various executive management positions at SHV, an international wholesale company in The Netherlands. From 1984 to 1990, Mr. Stam held subsequent board positions at NMB, a Dutch Bank, Lease Plan, a Dutch car lease company and Newtron Holding, a Dutch holding company. From 1991 to 1993, Mr. Stam worked as interim manager for various companies. From 1993 to 2003, Mr. Stam has served as Chief Executive Officer of Arboned, a Dutch company in the healthcare market; he retired in 2003. Until January 1, 2004, Mr. Stam held Board positions at VNO/NCW and BOA as well as Advisory Board positions at Cap Gemini Ernst & Young and TNO. Furthermore, Mr. Stam holds various Supervisory Board positions at Bouwcenter Organisatie B.V. (Woerden), Leeuwendael B.V. (Rijswijk), Utrechtse Juristen Groep B.V. (Utrecht), Cyclo Media International N.V. (Waardenburg), Ormeon Group B.V. (Leewarden), and Twijnstra Gudde Holding B.V. (Amersfoort).

H.C.A. Groenen was appointed as Supervisory Board member in May 2002. Since 1967, Mr. Groenen has held various positions at NMB-Heller, a Dutch bank. From 1973 to 1998, Mr. Groenen was Chief Executive Officer of NMB-Heller, and from 1990 to 2003, he has been Chief Executive Officer of NMB-Heller Holding N.V.; he retired in 2003. Mr. Groenen holds Board positions at PL & Partners Beheer (Doorn), Herbel Beleggingen N.V. (Rotterdam), and R.S.D.B N.V. (Hilversum).

F. Khaleghi Yazdi was appointed as Supervisory Board member in July 2003. From 1983 to 1987, Mr. Khaleghi Yazdi was Director at HCS Technology B.V. From 1989 to 1997, Mr. Khaleghi Yazdi was Chief Executive Officer of Triple P N.V. Since 1997, Mr. Khaleghi Yazdi has worked as a private investor and held several advisorships. Mr. Khaleghi Yazdi is Managing Director of TPM Europe Holding B.V., his personal holding company and does not hold any other directorships.

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

P. Blokhuis joined the Company in 2000 as Manager of the IT- Management Center, one of the Company’s Services units, and was subsequently appointed Controller in 2002 and Concern Controller in 2004 and is acting as the principal financial officer of the Company. From 1995 to 2000, Mr. Blokhuis held various management positions at Euroveen B.V., a production and wholesale company.

W.J. Scholten joined the Company in 2004 as Director of Sales. From 1997 to 2004, Mr. Scholten worked as general manager at Business Objects B.V., a software company in The Netherlands. Previously, Mr. Scholten worked for Digital Equipment B.V. where he held various sales and sales management positions. Mr. Scholten left the Company on November 1, 2004.

R.L. Azimullah joined the Company in 2004 as Sales and Marketing Director. Previously, Mr. Azimullah held various management positions responsible for strategy and change management at K.P.N. N.V.

At the Annual General Meeting to be held on June 16, 2005, shareholders will be asked to appoint Mr. F. Khaleghi Yazdi as Chief Executive Officer of the Board of Management by means of a binding proposal compiled by the Board of Supervisory Directors. At the same meeting, Mr. H. Crijns will resign as interim Chief Executive Officer.

Compensation

The amounts of cash compensation of the Supervisory Board members are determined and approved by the shareholders at the General Meeting of Shareholders. The remunerations on a yearly basis are EUR 22,689 for the chairman and EUR 13,613 for other members. These remunerations have accordingly been paid in cash to the Supervisory Board members for the year ended December 31, 2004, except for Mr. Khaleghi Yazdi. Mr. Khaleghi Yazdi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Management Board on an interim basis. The amount of cash compensation paid to Mr. Khaleghi Yazdi and accrued for services in all capacities for the year ending December 31, 2004 was approximately EUR 440,000.

The aggregate amount of cash compensation of the Chief Executive Officer, Officers and Senior Management, including former (interim) Chief Executive Officer, of the Company as a group paid or accrued for services in all capacities for the year ended December 31, 2004, was approximately EUR 427,000, excluding advisory and management services provided by Mr. Khaleghi Yazdi. As of December 31, 2004, this group held options to purchase 336,500 common shares. Certain executive officers are eligible to receive bonuses pursuant to a plan which establishes bonus targets based upon the Company’s sales, gross margin, operating income and accounts receivable balances.

The Company set aside an aggregate of EUR 37,300 in 2004 to provide pension, retirement or other benefits for these officers as a group.

Board Practices

General

We endorse the importance of good corporate governance, in which independent oversight, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management, the Supervisory Board, Triple P’s employees and the shareholders.

In addition to the exchange of ideas at the General Meeting of Shareholders, other important forms of communication include the publication of our annual and quarterly financial results as well as press releases and publications posted on our web site. In addition, we pursue a policy of active communication with our shareholders. Our corporate governance structure is intended to:

•                  provide shareholders with regular, reliable and relevant transparent information;

•                  apply high quality standards for disclosure, accounting and auditing; and

•                  apply stringent rules with regard to insider securities trading.

Two-tier structure

Triple P is incorporated under Netherlands law and has a two-tier board structure. Responsibility for the management of Triple P lies with the Board of Management. Except Mr. Khaleghi Yazdi, independent, non-executive members serve on the Supervisory Board, which supervises and advises the members of the Board of Management in performing their management tasks. The Board of Management has the duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for his prior approval.  The supervision of the Board of Management by the Supervisory Board includes (i) achievement of the Company’s objectives, (ii) corporate strategy and management of risks inherent to the business activities, (iii) the structure and operation of the internal risk management and control systems, (iv) the financial reporting process and (v) compliance with the legislation and regulations.

Supervisory Board members are prohibited from serving as officers or employees of Triple P, and members of the Board of Management cannot serve on the Supervisory Board.

The following table sets forth information regarding the incumbency of the members of the Company’s Supervisory Board.

Name	Period of Services	Expiration of Current Term
A.H.M. Stam	May 16, 2002 - present	May 16, 2006
H.C.A. Groenen	May 16, 2002 - present	May 16, 2006
F. Khaleghi Yazdi	July 9, 2003 - present	July 9, 2007

Mr. Stam and Mr. Groenen, as independent non-executive members of the Supervisory Board, together undertake the function of an Audit Committee and Remuneration Committee. The Audit Committee currently includes only two Supervisory Board members rather than three members as required by Nasdaq rules. This Nasdaq requirement does not take effect until July 31, 2005 for foreign private issuers.

At the Annual General Meeting to be held on June 16, 2005, shareholders will be asked to appoint Mr. H.J. IJsendoorn as a member of the Board of Supervisory Directors and a member of the Audit Committee; he is a certified public accountant and will undertake the function of audit committee financial expert.

The Audit Committee responsibilities are to be formalized in an Audit Committee Charter which will be reviewed and adjusted in accordance with the requirements of Nasdaq before July 31, 2005.

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

The Company has no service contracts with its Supervisory Board Members, except for Mr. Khaleghi Yazdi as disclosed under “Compensation” above.

The Company has entered into indemnification agreements with its directors and officers which provide for indemnification by the Company against any liability to which a director or executive officer may be subject for judgments, settlements, penalties, fines and expenses of defense (including attorneys’ fees, bonds and costs of investigation), arising out of or in any way related to acts or omissions as a director, officer or in any other capacity in which services are rendered to the Company or its subsidiaries. The Company believes that the indemnification agreements will assist the Company in attracting and retaining qualified individuals to serve as directors and executive officers. The agreements provide that a director or officer is not entitled to indemnification under such agreements (i) if indemnification is expressly prohibited under applicable law, (ii) for certain violations of securities laws or (iii) for certain claims initiated by the officer or director. Generally, under Netherlands law a director will not be held personally liable for decisions made with reasonable business judgment absent self-dealing. In addition, indemnification may not be available to directors or officers under Netherlands law if any act or omission by a director or officer qualifies as willful misconduct or gross negligence. Due to the lack of applicable case law, it is not clear whether indemnification is available where there has been a breach of U.S. securities laws.

Employees

On December 31, 2002, 2003 and 2004, the Company employed 402, 330 and 299 full time employees, respectively. On December 31, 2002, 2003 and 2004, the Company employed 17, 16 and 19 temporary employees.

The following table sets forth the decrease in the number of employees in 2004 compared with 2003.

Personnel (FTE)

Number as at January 1, 2004			330

Announced reorganization in Q3, 2004	75
of which to leave voluntarily	13	13
	62
another voluntarily reduction during Q4	10	10
to be terminated in 2005 due to the reorganization	52
other people that left in 2004 by mutual consent		8
Total number of employees that left the Company in 2004			31
Number as at December 31, 2004			299

The following table sets forth the number of employees in each department on December 31, 2002, 2003 and 2004.

Full-Time Equivalent Employees by Department

	Year Ended December 31,
	2002	2003	2004
Operations	249	222	198
Sales & Marketing	105	69	64
General & Administrative	48	39	37
Company Total	402	330	299

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

In the third quarter of 2004, the Company decided to accelerate the implementation of its strategy of focusing on performing services with a high added value and phasing out low margin activities. In accordance with the announced restructuring program, 75 employees were terminated, 13 of the terminations were voluntary, and with respect to 62 employees, we asked permission of the authorities to terminate their contracts.

Ten additional employees left voluntarily before December 31, 2004, in accordance with the restructuring. The restructuring process will be completed in 2005 with the termination of the remaining 52 employees. During 2004, eight persons left the Company based upon mutual consent. Thus, the total decrease in the number of full-time employees in 2004 is 31.

Under Dutch labor law, a period of notice has to be observed before the employee contract can actually be terminated. The period of notice correlates to the number of years of employment with the Company. For this reason, 52 contracts have not yet been terminated as of December 31, 2004, although the employees are no longer active with the Company. The decrease in the number of -full time- employees as a result of the restructuring will therefore be affected in 2005.

Under Dutch law, employee membership in trade unions is confidential. The Company has never been the subject of a grievance filed by a trade union, nor has the Company ever suffered a work stoppage. Pursuant to the requirements of Dutch law, we have an employee works council. Certain corporate decisions that would have a material effect on its revenue are subject to prior consent or advice from the Works Council.  The works council has the right to be informed by and/or to advise management on specific matters in accordance with the Dutch Works Council Act.  In addition, the Works Council Act provides that various decisions with respect to employment conditions of general application require the works council’s consent. If withheld, such consent may be replaced with a judgment from the cantonal court. The Company considers its employee relations to be excellent.

Share Ownership

Securities and options held by Directors and Officers

The following tables set forth the number of common shares and options to purchase common shares held by directors and officers on April 29, 2005.

Securities

Name	Securities Held(2)		Percentage of Class
A.H.M. Stam	35,000			(1)
H.C.A. Groenen	35,000			(1)
F. Khaleghi Yazdi	11,635,043	(3)	38.2%
R.L. Azimullah	50,000			(1)
P. Blokhuis	236,500			(1)
H. Crijns	—		—
All directors and officers as a group	11,991,543		39.4%

(1)              Less than 1%.

(2)              Shares beneficially owned including shares underlying exercisable options.

(3)              Mr. Khaleghi Yazdi’s holdings consist of 11,635,043 common shares owned by TPM Europe Holding B.V. which is wholly owned by Mr. Khaleghi Yazdi.

Options

Name	Underlying securities	Exercise Price USD	Expiration Date
A.H.M. Stam	5,000	0.9880	05/2007
	10,000	0.3510	01/2008
	10.000	0.6300	01/2009
	10,000	0,6500	01/2010

H.C.A. Groenen	5,000	0.7600	05/2007
	10,000	0.3510	01/2008
	10.000	0.6300	01/2009
	10,000	0,6500	01/2010

R.L. Azimullah	50,000	0.5220	12/2009

P. Blokhuis	3,500	1.1760	07/2005
	40,000	1.5220	03/2009
	3,000	0.8880	07/2009
	40,000	0.5220	12/2009
	150.000	0.5960	03/2010
H. Crijns	—	—	—
All directors and officers as a group	356,500

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

The 1996 Stock Plan includes provisions governing options intended to qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

The 1996 Stock Plan provides that the exercise price of options granted under the Plan shall be 100% of the average fair market value of the common shares during a period of five trading days prior to the date of grant plus 0%, 10%, 20% or 30% at the optionee’s choice. This choice is granted to the employee because of the tax treatment for stock options (i.e. lower tax rates upon exercise of the average fair market value plus 30% compared to average fair market value plus 0%). The exercise price is determined at the date of grant. All options under the plan are immediately exercisable. The maximum term of an option granted under the 1996 Stock Plan is five years from the date of grant. Resale to third parties of shares purchased through exercise of an option granted under the 1996 Stock Plan is restricted. Only 25% of such shares may be sold in the year following the date the option was granted and in each of the three years following the first anniversary of the date of grant the optionee gains the right to sell an additional 25% of the shares covered by the option.

In the event of termination of an optionee’s employment or consulting arrangement, all options that have not been exercised terminate. In the event of termination of an optionee’s status as an employee as a result of death or disability, the option may be exercised at any time within twelve months following the date of death or disability but in no event later than the expiration date of such option and only to the extent that the optionee had the right to exercise the option on the date of death or disability. In the case of death, the option may be exercised by the optionee’s estate or by a person who has acquired the right to exercise the option by bequest or inheritance. Rights may not be sold, pledged, assigned, hypothecated, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the optionee, only by the optionee. Options to purchase an aggregate of 1,607,084 common shares under the 1996 Stock Plan were outstanding on December 31, 2004.

1995 Director Option Plan

The 1995 Director Option Plan provides for automatic grants of stock options to Supervisory Directors of the Company. When adopted by the shareholders of the Company in September 1995, 100,000 common shares were issuable under the Director Plan. At the 1998 General Meeting of Shareholders, the shareholders voted to increase the number of shares issuable under the Director Plan by 100,000, bringing the total number of common shares issuable under the Director Plan to 200,000. Each person who becomes a Supervisory Director after September 1995, other than individuals who immediately prior thereto served as a Chief Executive Officer of the Company automatically are granted an option to purchase 5,000 common shares of the Company upon their appointment to the Supervisory Board (a “First Option”).

In addition, each Supervisory Director is automatically granted an option to purchase 5,000 common shares (a “Subsequent Option”) on January 1 of each year, provided that he or she has served on the Board for at least three months as of that date. At the General Meeting of Shareholders on May 23, 2001, the shareholders voted to increase the number of automatically granted options to 10,000 a year starting on January 1, 2002. All options granted under the Director Plan are exercisable immediately. Under the terms of the Director Plan, the exercise price of options granted to Supervisory Directors is 100% of the average fair market value of the common shares on the date of grant. Shares purchased upon exercise of a Subsequent Option are subject to a repurchase right. The Company may repurchase at the exercise price of the Subsequent Option any shares purchased by the optionee pursuant to the Subsequent Option if the optionee ceases to be a Supervisory Director of the Company. This repurchase right lapses as to one twelfth of the shares subject to the Subsequent Option for each month that passes after the date of grant of the Subsequent Option so long as the optionee remains a Director. All options granted under the Director Plan have a term of five years. In the event of termination of an optionee’s status as a Director, the optionee may exercise his or her remaining options within 90 days of the termination date (or 12 months in the case of termination as a result of death or disability), but in no event later than the expiration date of any such option. Options may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee. In the event of any merger, sale of assets or other transaction involving a change in control of the Company, all repurchase rights with respect to options outstanding under the Director Plan will immediately lapse, and such options will remain exercisable for a period of 90 days from the date of change in control. Options to purchase 50,000 common shares were outstanding under the Director Plan on December 31, 2003. The Director Plan will terminate in September 2005.

The following table sets forth, as of December 31, 2004, (i) the total number of options to purchase common shares outstanding under the 1995 and 1996 Plans (ii) the expiration dates of such options and (iii) the prices, in U.S.$, at which such options may be exercised.

Options summary at December 31, 2004

	Options Available	Options Outstanding	Exercise price of shares USD	Expiration Dates
1996 Employee Plan	2,500,000	1,607,084	0.5220 – 2.3197	02/2005 – 12/2009
1995 Director Plan	200,000	50,000	0.3510 – 0.9880	05/2007 – 01/2008

Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

The following table shows to the best of the Company’s knowledge the beneficial ownership of common shares by any person known to the Company to be the owner of more than five percent of the common shares, as of April 29, 2005:

Identity of person	Shares Beneficially owned	Percent
F. Khaleghi Yazdi (1)	11,635,043	38.2%
Orange Fund	2,815,600	9.2%
S. Nadjafi	2,296,370	7.5%

(1)     Mr. Khaleghi Yazdi’s holdings consist of 11,635,043 common shares owned by TPM Europe Holding B.V. which is wholly owned by Mr. Khaleghi Yazdi.

The major shareholders do not have voting rights that are different from the rights of other shareholders.

To the best of the Company’s knowledge Mr. Khaleghi Yazdi increased its holdings from 7,818,424 common shares at December 31, 2001, to 7,823,424 common shares at December 31, 2002, to 11,635,043 common shares at December 31, 2003.

To the best of the Company’s knowledge, Orange Fund decreased its holding from 4,500,000 common shares at December 31, 2001 and 2002 to 2,815,600 common shares at December 31, 2003.

Related Party Transactions

Except as described below, none of the members of the Company’s directors or officers has or has had since January 1, 2004, any interest in any transaction which is or was (i) material to such affiliated party or (ii) material to the business of the Company. No loan is outstanding from the Company to any Management Board member or Supervisory Board member and the Company has not provided any guarantee for the benefit of any such person.

Mr. Khaleghi Yazdi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Management Board on an interim basis. The amount of cash compensation of Mr. Khaleghi Yazdi paid and accrued for services in all capacities for the year ending December 31, 2004 was approximately EUR 440,000.

At the Annual General Meeting to be held on June 16, 2005, shareholders will be asked to appoint Mr. F. Khaleghi Yazdi as Chief Executive Officer of the Board of Management by means of a binding proposal compiled by the Board of Supervisory Directors. At the same meeting, Mr. H. Crijns will resign as interim Chief Executive Officer.

Item 8 - Financial Information

Consolidated Statements and other Financial Information

Consolidated Statements

See pages F-1 through F-23 incorporated herein by reference.

Legal Proceedings

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium, originating before 2002. The Company has established reserves of approximately EUR 0.8 million relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates. The Company does not believe that based on current judgments and estimates the outcome in any of these lawsuits individually or in the aggregate would have a material adverse impact on the Company’s business, future results of operations or financial condition.

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

The Company has paid cash dividends to the holders of its preferred shares as required by its Articles of Association, as amended from time to time. The last payment was in 2002 being the final installment of a 2001 preferred dividend to the holders of then outstanding Preferred Shares. As of December 31, 2003 and 2004 no Preferred Shares were outstanding.

Significant Changes

There have been no significant changes in the Company’s business since December 31, 2004.

Item 9 - The Offering and Listing

The Company’s common shares are issuable in either registered or bearer form as the holder may elect. Registered shares may consist of either shares registered with the Bank of New York, the Company’s transfer agent and registrar in New York

(respectively, the “New York Registered Shares” and the “New York Transfer Agent”), or shares registered at the Company’s offices in Vianen, The Netherlands (the “Vianen Registered Shares”). New York Registered Shares and Vianen Registered Shares may be evidenced by certificates printed in English and are registered in book-entry form. Bearer shares may be evidenced by certificates printed in Dutch “k Certificates” or “cf Certificates”.

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

The Company’s common shares are quoted on the Nasdaq Small Cap Market. Effective March 16, 1999, the Company’s stock ticker symbol changed from “TPPPF” to “TPPP”.

The following table sets forth, for the years indicated, the high and low sale prices per common share during each year, as reported on the Nasdaq Small Cap Market for the fiscal years ending December 31, 2000, 2001, 2002, 2003 and 2004.

Year	High	Low
	U.S.$	U.S.$
2000	2.8750	0.7031
2001	1.4100	0.4500
2002	1.1000	0.0500
2003	1.0500	0.1100
2004	1.9700	0.3300

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the quarters as reported on the Nasdaq Small Cap Market.

Quarter	High	Low
	U.S.$	U.S.$
2003
First quarter	0.30	0.11
Second quarter	0.52	0.12
Third quarter	0.65	0.13
Fourth quarter	1.05	0.38

2004
First quarter	1.97	0.57
Second quarter	1.42	0.73
Third quarter	1.00	0.36
Fourth quarter	0.74	0.33

2005
First quarter	0.74	0.35

The following table sets forth, for the periods indicated, the high and low sale prices per common share during each of the months set forth below as reported on the Nasdaq Small Cap Market.

Year	High	Low
	U.S.$	U.S.$
December 2004	0.74	0.36
January 2005	0.74	0.50
February 2005	0.54	0.41
March 2005	0.66	0.35
April 2005	0.73	0.52
May 2005	0.65	0.38

Item 10 - Additional Information

Memorandum and Articles of Association

Introduction

An English translation of the Company’s articles of association, as amended on August 1, 2001, is attached to this Annual Report on Form 20-F. The material provisions of the Company’s Articles of Association are summarized below. Such summaries do not purport to be complete statements of these provisions and are qualified in their entirety by reference to such exhibit. The Company was established in Vianen, The Netherlands as number N.V. 538.177. The objectives of the Company are generally to manage and finance businesses, extend loans and invest capital as described in greater detail in Article 2 of the Company’s Articles of Association.

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

Issues of Shares; Pre-emptive Rights

The Company’s Board of Management has the power to issue shares if the Board of Management has been designated by the shareholders at the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Company’s Articles of Association) as the authorized body for this purpose. The number of shares the Board of Management is authorized to issue must be set at the time of appointment and in the case of common shares may not exceed 20% of the common shares then outstanding. Pursuant to a shareholders’ resolution dated June 11, 1999, the Board of Management is authorized to issue up to 43,750,000 common shares and 19,750,000 preferred shares or rights thereto through June 11, 2004. The Board of Management may, however, authorize an issuance of shares only after obtaining the approval of the Supervisory Board. A designation of the Board of Management may be effective for a specified period of up to five years and may be renewed. In the absence of such designation, the shareholders at the General Meeting of Shareholders have the power to authorize the issuance of shares. The Shareholders did not renew the designation at the General Meeting of Shareholders on June 11, 2004.

Shareholders have a pro rata pre-emptive right of subscription to any common shares issued for the purpose of raising capital, which right may be limited or eliminated. If designated for this purpose by the shareholders at the General Meeting of Shareholders (whether by means of any authorizing resolution or an amendment to the Company’s Articles of Association), the Board of Management has the power, subject to approval of the Supervisory Board, to limit or eliminate shareholder pre-emptive rights through June 11, 2004. A designation may be effective for up to five years and may be renewed. In the absence of such designation, the shareholders at the General Meeting of Shareholders has the power to limit or eliminate such rights. The foregoing provisions apply equally to the issuance of rights to subscribe for common shares. The Shareholders did not renew the designation at the General Meeting of Shareholders on June 11, 2004.

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

Material Contracts

In 2001, The Department of Justice again appointed Triple P as one of four preferred suppliers for systems delivery for a maximum of four years commencing October 1, 2001. Under these contracts the Company recorded a net revenue of approximately EUR 30.7 million in 2002, EUR 17.3 million in 2003 and EUR 21.2 million in 2004. The Company has a master-agreement with the Department of Justice in The Netherlands based on which more than one hundred separate entities order Information and Communication Technology Systems (“ICT-systems”). The master-agreement expired in September 2004 and has temporarily been continued in part until July 1, 2005. The Company is in negotiations for a partial renewal of the contract. The original master-contract has been split into six separate smaller contracts. Management expects that the Company may not be able to compete successfully on all contracts.

See the description of the Vianen lease above under “Item 4 - Information on the Company - Property and Equipment,” the description of the stock compensation plans above under “Item 6 - Directors, Officers, Senior Management and Employees - Stock Compensation Plans” and the description of the IFN Finance, B.V. contract above under “Item 5 - Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources”.

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

Taxation

Introduction

The following is only a summary of the material anticipated tax consequences of an investment in common shares under U.S. federal income tax and Netherlands tax laws. The discussion does not propose to deal with all possible tax consequences relating to an investment in common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S. or non-Netherlands) tax laws, nor does it address special circumstances that may apply to individual investors. Accordingly, each shareholder is advised to consult its tax adviser regarding the tax consequences of its investment in common shares. This summary is based on the U.S. Internal Revenue Code of 1986, the Regulations as amended thereunder, current case law, published rulings, and Netherlands tax laws and regulations.

The anticipated tax consequences are subject to change, and such change may be retroactively effective. If so, the following summary may be affected and therefore should not be relied upon. Further, any variation or differences from the facts or representations recited herein might, for any reason, affect the following discussion, perhaps in an adverse manner. In addition, the Company’s U.S. and Netherlands tax advisers have not undertaken any obligation to update this discussion for changes in facts or laws occurring subsequent to the date hereof.

The following summary solely represents the views of the U.S. and Netherlands tax advisers of the Company regarding interpretation of existing law and, accordingly, no assurance can be given that the tax authorities or courts in the U.S. or The Netherlands will agree with this summary.

Netherlands Taxes

The following is only a summary of Netherlands tax consequences for an owner of common shares who is not, and is not deemed to be, a resident of The Netherlands for purpose of the relevant tax codes (a “non-resident shareholder”). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, personal income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

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

A non-resident shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax treaty which is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such treaties with, among others, the U.S., almost all European Union countries, Canada, Switzerland and Japan. Under most of these treaties, Netherlands dividend withholding tax is reduced to a rate of 15% or less unless the recipient shareholder has a permanent establishment in The Netherlands.

Under the Tax Treaty of December 18, 1992, between The Netherlands and the United States, together with the related Protocol (the “U.S. Tax Treaty”), Dutch dividend withholding tax may be reduced. Reduction to 15% is possible if the dividends are paid by a Dutch company to a resident of the United States, other than an exempt organization or exempt pension trust, as discussed below. Reduction to 5% is possible in the case of certain U.S. corporate shareholders who own directly at least 10% of the voting power in the Company (“qualified shareholding”), provided such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative or fixed base in The Netherlands and to which enterprise or part of an enterprise the shares are attributable. Provided certain formalities have been fulfilled, the U.S. Tax Treaty allows a complete exemption from Dutch withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein. As of February 1, 2005 the dividend withholding tax may be reduced to nil, based on the new protocol to the tax treaty between The Netherlands and The United States (see below).

Except in the case of exempt organizations other than pension funds, such reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of dividends, other than dividends stemming from a qualifying shareholding, provided Form IB 92 USA has been properly filed with the Dutch tax authority in advance of the payment; a copy should be filed with the U.S. tax authority. If certain conditions are met, one Form IB 92 USA can be filed by all the U.S. shareholders together. Form IB 92 USA is also required for a refund of Dutch dividend withholding tax. Exempt organizations and exempt pension funds which are not able to fulfill the formalities required to claim a full exemption at source remain subject to Dutch dividend withholding tax at the statutory rate of 25% and are required to properly file Form IB 95 USA and Form IB 96 USA, respectively for a refund of such withholding with the Dutch tax authority; a copy should be filed with the U.S. tax authority. These Forms are available for dividends other than any dividends paid in connection with a qualified shareholding.

A person may not claim the benefits of the U.S. Tax Treaty unless (i) such person is a resident of the United States as defined therein and (ii) such person’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the U.S. Tax Treaty. Furthermore, a reduction of Dutch dividend withholding tax may be refused by the Dutch tax authorities if so-called “dividend stripping” has occurred. Dividend stripping is assumed if the recipient of the dividend is not the beneficial owner of the dividend. If as a result of transactions the dividend is for the account of another person while another person directly or indirectly remains the beneficial owner of the shares, through for example a deep in the money put option, and the recipient of the dividend is entitled to a further reduction than the beneficial owner, a reduction will be denied. In this scenario, the 25% Dutch dividend withholding tax will not be reduced.

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

The U.S. and The Netherlands have negotiated a revised tax treaty for the avoidance of double taxation. In this respect it is noted that on March 8, 2004 the United States and The Netherlands agreed on a new protocol to the tax treaty concluded between parties. The new protocol introduces, among others a 0% dividend withholding tax rate on dividends, provided certain requirements are met. The following requirements have to be met:

The person who is the beneficial owner of the dividend is a company that is a resident of the other state that has owned directly shares representing 80 percent or more of the voting power in the company paying the dividends for a 12-month period ending on the date the dividend is declared and:

(a) owned, directly or indirectly, shares representing at least 80 percent of the voting power in the company paying the dividends prior to October 1st, 1998;

(b) is a qualified person by reason of subparagraph c of paragraph 7 of article 26 (limitation of benefits);

(c) is entitled to benefits with respect to the dividends under paragraph 3 of article 26; or

(d) has received a determination pursuant to paragraph 7 of article 26 with respect to this paragraph.

In addition, above mentioned in article 26 (limitation on benefits) is adjusted. Some requirements to the various tests mentioned in article 26 is adjusted. Some requirements to the various tests mentioned in article 26 will become more severe and others will be moderated. The protocol enters into effect as of February 1, 2005 as far as it concerns withholding taxes. For other taxes the protocol enters into effect January 1, 2005.

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

Notwithstanding the above, under most tax treaties, The Netherlands may not impose tax on capital gains realized upon the sale or disposition of shares by shareholders entitled to treaty benefits unless certain additional conditions are met. In particular, under the U.S. Tax Treaty, The Netherlands may not impose tax on capital gains realized by a shareholder that is a treaty beneficiary unless:

•                  the shareholder alone or together with certain relatives owns at least 25% of any class of shares; and

•                  the shareholder has, at any time during the five-year period preceding the disposition, been a resident of The Netherlands.

Deemed Capital Net Assets Tax (formerly “Net Wealth Tax”)

As of January 1, 2001, The Netherlands net wealth tax has been abolished and replaced by a deemed capital net assets tax, i.e. “forfaitaire vermogens rendementsheffing”, which is included in Netherlands personal income tax legislation. A non-resident shareholder who is an individual is not subject to Netherlands deemed capital net assets tax with respect to the common shares, provided the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (“effectenbezit”) or employment.

Corporations are not subject to Netherlands deemed capital net assets tax.

Netherlands Gift and Inheritance Tax

A gift or inheritance of shares from a non-resident shareholder will not be subject to Netherlands gift and inheritance tax, provided:

•             the non-resident shareholder does not have and is not deemed to have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment, a fixed base or a dependent agent in The Netherlands; and

•             the non-resident shareholder is not and is not deemed to be entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of shares (“effectenbezit”) or employment.

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

In December 2002, a lower Dutch tax court ruled that the deemed residency criterion is in conflict with European law. The Dutch State-Secretary of Finance requested the Dutch Supreme Court to reexamine the decision of the lower court. In July 2004, the Advocate General concluded that the Dutch regime is incompatible with the EU-treaty. The Supreme Court, however, has not yet decided on this matter.

In November 2003, a lower Dutch tax court asked the European court to decide whether the deemed residence criterion is in conflict with European tax law. The outcome of this procedure is not expected in the near future.

United States Taxes

The following discussion summarizes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of common shares by a U.S. holder as defined below. This summary deals only with common shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors some of which, such as tax-exempt entities, banks, broker-dealers, investors who hold common shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar, may be subject to special rules. The following summary also does not address special issues relevant to persons who own, directly or by attribution, 10% or more of our outstanding voting share capital. Shareholders are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local, or other laws to which they may be subject.

As used herein, a U.S. holder means a beneficial owner of common shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a United States domestic corporation or entity taxable as a corporation, or (iii) otherwise subject to U.S. federal income taxation on net income regardless of its source.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. federal income tax purposes, the gross amount of cash distributions (including the amount of foreign taxes, if any, withheld therefrom) paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income on the date of receipt. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to corporate shareholders under U.S. federal income tax law. Distributions in excess of our earnings and profits will be treated, for U.S. federal income tax purposes, first as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the common shares and thereafter as capital gain. The amount of any dividend paid in a non-U.S. currency will be equal to the U.S. dollar value of the non-U.S. currency on the date of receipt, regardless of whether the U.S. holder converts the payment into U.S. dollars. A U.S. holder will have a tax basis in the non-U.S. currency distributed equal to such U.S. dollar amount. Gain or loss, if any, recognized by a U.S. holder on the sale or disposition of the non-U.S. currency generally will be U.S. source ordinary income or loss.

Dividend income is generally taxed as ordinary income. However, a maximum U.S. federal income tax rate of 15% will apply to “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. “Qualified dividend income” includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of “qualified foreign corporations” if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S.; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a “qualifying treaty”). Our common shares are readily tradable on The NASDAQ National Market. In addition, the U.S. Tax Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our common shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, if we are a “passive foreign investment company” (as discussed below) in the year in which a dividend is paid or the preceding year, we will not be a “qualified foreign corporation” and the dividend will not qualify for the reduced rate of tax.

Foreign taxes withheld from a distribution will generally be treated as a foreign income tax that U.S. holders may elect to deduct in computing their U.S. federal taxable income. Alternatively, U.S. holders may be eligible for a credit against their U.S. federal income tax liability for non-refundable amounts that are withheld pursuant to the U.S. Tax Treaty, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. holder. These limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source “passive income” or “financial services income” for U.S. foreign tax credit purposes.

Taxation on Sale, Exchange or Other Disposition of Common Shares

Unless a nonrecognition provision applies, U.S. holders will generally recognize gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s adjusted tax basis in the common shares. In general, a U.S. holder’s tax basis in the common shares will be equal to the amount paid by the U.S. holder for the common shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares have been held for more than one year. If a U.S. holder is an individual, trust or estate, long-term capital gain realized upon a disposition of a common share before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of common shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder’s marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. U.S. holders should consult their own tax advisers regarding the availability of this offset.

Passive Foreign Investment Company Considerations

If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of our passive assets (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be treated as a “passive foreign investment company”, or PFIC, under U.S. federal income tax law for such year and succeeding years. Based on an analysis of our financial position, including an estimate of the value of our assets, we believe that we have not been a PFIC for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a PFIC during the current taxable year. Our determination of PFIC status for any particular year may be challenged by the Internal Revenue Service. We intend to use reasonable efforts to avoid becoming a PFIC, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will take reasonable steps to notify U.S. holders.

If we are classified as a PFIC, unless a U.S. holder timely makes one of the elections described below, a special tax regime would apply to both:

•                  any “excess distribution”, which would be such holder’s share of distributions in any year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or such holder’s holding period, if shorter; and

•                  any gain realized on the sale or other disposition of the common shares.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder’s holding period for the common shares. As a result of this treatment:

•                  the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;

•                  the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

•                  the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If a U.S. holder makes a mark-to-market election with respect to such holder’s common shares, the holder will not be subject to the PFIC rules described above. Instead, in general, such U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of such holder’s common shares at the end of the taxable year over the holder’s adjusted tax basis in those shares. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the holder’s common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. The U.S. holder’s tax basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition of such U.S. holder’s common shares also will be taxed as ordinary income. The mark-to-market election will be available only if the common shares are regularly traded on a qualified exchange. The NASDAQ National Market is a qualified exchange.

The special PFIC tax rules described above also will not apply to a U.S. holder if the holder makes a QEF election, that is, the holder elects to have us treated as a qualified electing fund for U.S. federal income tax purposes. If we determine that we are a PFIC, we will provide U.S. holders with such information as they may require from us in order to make an effective QEF election. If a U.S. holder makes a QEF election, the holder will be required to include in gross income for U.S. federal income tax purposes such holder’s pro rata share of our ordinary earnings and net capital gain for each of our taxable years that we are a PFIC, regardless of whether or not the holder receives any distributions from us. Such U.S. holder’s tax basis in the common shares will be increased to reflect undistributed amounts that are included in such holder’s gross income. Distributions of previously includible income will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to such holder. Any gain realized upon disposition of such holder’s shares generally will be taxed as capital gain.

U.S. holders are urged to consult their own tax advisers concerning the potential application of the PFIC rules to the ownership and disposition of common shares, including as to the advisability of making either a mark-to-market or QEF election.

Gift and Estate Taxes

An individual U.S. holder generally will be subject to U.S. gift and estate taxes with respect to common shares in the same manner and to the same extent as with respect to other types of personal property.

Information Reporting and Backup Withholding

Dividend payments with respect to common shares and proceeds from the sale, exchange or other disposition of common shares may be subject to information reporting to the Internal Revenue Service and possible backup withholding at a 28% rate. Backup withholding will generally not apply to a U.S. holder, however, if the holder furnishes a correct taxpayer identification number and makes any other required certification or if the holder is otherwise exempt from backup withholding. If the U.S. holder is required to establish the holder’s exempt status the holder generally must provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and the holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission (“SEC”). These materials may be inspected at the Company’s office in Vianen, The Netherlands. The Company’s Investor Relations Department may be reached at +31 347 353 650. Documents filed with the SEC may also be read and copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

Item 11 - Quantitative and Qualitative Disclosure about Market Risk

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

Interest Rate Risk

At December 31, 2004, the Company had (i) no short-term borrowings outstanding and (ii) an EUR 119,000 interest-bearing loan – 4% - outstanding from Nationale Nederlanden, a Dutch pension company. An immediate 10% change in interest rates would not have a material effect on the Company’s results of operations over the next fiscal year.

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

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13 - Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based on this evaluation of our disclosure controls and procedures as of December 31, 2004, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16 - [Reserved]

Item 16A - Audit Committee Financial Expert

The Board of Supervisory Directors has determined that the Company does not have an Audit Committee financial expert serving on its Audit Committee. The Board of Supervisory Directors believes that the members of the Audit Committee, Mr. A.H.M. Stam and Mr. H.C.A. Groenen, collectively possess the knowledge and experience to oversee and assess the performance of our management and auditors, the quality of our disclosure controls, the preparation and evaluation of our financial statements and our financial reporting as well as the necessary understanding of Audit Committee functions to diligently execute their responsibilities. Biographical information on each member of the Audit Committee is available in Item 6 of this Annual Report on Form 20-F. At the Annual General Meeting to be held on June 16, 2005, shareholders will be asked to appoint Mr. H.J. IJsendoorn as a member of the Board of Supervisory Directors and the Audit Committee; he is a certified public accountant and will undertake the function of audit committee financial expert.

Item 16B - Code Of Ethics

The Company has adopted a written code of ethics that applies to all Company employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

Triple P N.V.

IR. D.S. Tuynmanweg 10

4131 PN Vianen

The Netherlands

Telephone: +31 347 353 650

Item 16C - Principal Accountant Fees and Services

On December 17, 2004, the Company’s Audit Committee of the Supervisory Board dismissed Ernst & Young Accountants and engaged Deloitte Accountants B.V. to audit and report on the Consolidated Financial Statements of the Company for the year ended December 31, 2004.

During 2002 and 2003, Ernst & Young Accountants acted as the Company’s independent auditors.

Audit Fees

The aggregate fees for 2004 for audit services provided by Deloitte Accountants B.V. were EUR 125,000 which included fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits.

The aggregate fees for 2003 audit services provided by Ernst & Young were EUR 132,500 which included fees associated with the annual audit, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Deloitte Accountants B.V. billed the Company no fees for audit related services for 2004.

Ernst & Young billed the Company no fees for audit-related services for 2003.

Tax Fees

Deloitte Accountants B.V. billed the Company no fees for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for 2004.

Ernst & Young billed the Company no fees for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for 2003.

All Other Fees

Deloitte Accountants B.V. billed the Company no fees for services other than Audit Fees described above for 2004.

Ernst & Young billed the Company no fees for services other than Audit Fees described above for 2003.

Pre-Approval Policies For Non-Audit Services

Prior to the engagement of Deloitte Accountants B.V., each year the engagement is approved by the Audit Committee of the Board of Supervisory Directors and by vote of the Company’s shareholders at the Company’s Annual General Meeting of Shareholders. The Company’s Audit Committee does not have pre-approval policies, but non-audit services are not performed unless pre-approved by the Audit Committee. In 2004, the Company’s Audit Committee approved all of the services provided by Deloitte Accountants B.V.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Related Purchasers

Not applicable.

Part III

Item 17 - Financial Statements

Not applicable.

Item 18 - Financial Statements

The following Consolidated Financial Statements, together with the reports of our independent auditors therein, appearing on pages F-1 through F-23 are filed as part of this report on Form 20-F.

Triple P N.V. Consolidated Financial Statements

Triple P N.V.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Board of Management of Triple P N.V.

We have audited the accompanying consolidated balance sheet of Triple P N.V. and subsidiaries as of December 31, 2004 and the related consolidated statement of operations, shareholders’ equity, and cash flow for the year then ended (all expressed in Euro). Our audit also included the financial statement schedule listed in the Index at Item 18A. These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. The financial statements and financial statement schedules of the Company for the years ended December 31, 2003 and 2002 were audited by other auditors whose report, dated March 24, 2004, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Triple P N.V. and subsidiaries as of December 31, 2004, and the result of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Accountants B.V.

Eindhoven, The Netherlands
May 24, 2005

Triple P N.V.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of Triple P N.V.,

We have audited the accompanying consolidated balance sheet of Triple P N.V. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2003. Our audits also included the financial statement schedule for 2002 and 2003 listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triple P N.V. and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for 2002 and 2003, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young Accountants

Eindhoven, The Netherlands
March 24, 2004

Triple P NV

Consolidated Balance Sheets

(in thousands except share and per share amounts)

		At December 31,
	Notes	2003	2004
		EUR	EUR
Assets
Current Assets:
Cash and cash equivalents		5,732	6,495
Restricted cash	7	462	12
Accounts receivable, net of an allowance for doubtful accounts of EUR 860 in 2003 and EUR 1,084 in 2004		10,182	9,706
Inventories	3.2	1,255	1,948
Prepaid expenses and other current assets	3.3	2,186	2,317
Total current assets		19,817	20,478

Non-Current Assets:
Property and equipment, at cost		2,564	2,326
Less: accumulated depreciation and amortization		1,265	1,445
Net property and equipment	3.1	1,299	881
Total non-current assets		1,299	881
Total assets		21,116	21,359

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term portion of long-term liabilities		322	119
Accounts payable		7,470	8,105
Accrued liabilities	3.4	5,436	6,446
Customer deposits		622	1,154
Deferred revenue		3,767	3,034
Restructuring reserve	4	205	964
Total current liabilities		17,822	19,822

Long-term liabilities:
Pension obligations	8	424	434
Other long-term liabilities	3.5	143	461
Total long-term liabilities		567	895
Total liabilities		18,389	20,717

Commitments and Contingencies (Note 7)
Shareholders’ Equity:
Preferred Shares, EUR 0.04 par value per share;
Authorized – 19,750,000 shares;
Outstanding – 0 shares;		0	0
Common Shares, EUR 0.04 par value per share;
Authorized – 43,750,000 shares;
Outstanding – 30,469,345 shares		1,219	1,219
Additional paid-in capital		53,293	53,293
Accumulated deficit		(51,556)	(53,603)
Accumulated other comprehensive loss		(229)	(267)
Total shareholders’ equity		2,727	642
Total liabilities and shareholders’ equity		21,116	21,359

The accompanying notes are an integral part of these Consolidated Financial Statements.

Triple P NV

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

		Year Ended December 31,
	Notes	2002	2003	2004
		EUR	EUR	EUR
Net revenues	13	96,373	80,371	74,265
Cost of revenues		79,438	66,261	62,858
Gross profit	13	16,935	14,110	11,407

Sales and marketing expense		9,777	8,550	7,215
General and administrative expense		5,660	3,654	4,137
Restructuring charge	4	1,370	1,281	1,750
Total operating expenses		16,807	13,485	13,102

Operating income (loss)		128	625	(1,695)

Interest income		—	3	46
Interest expense		(417)	(72)	(41)
Other expense, net		(231)	(114)	(145)
Total other expense, net		(648)	(183)	(140)

Income (loss) before income taxes		(520)	442	(1,835)

Loss from income taxes	10	—	—	(212)

Net income (loss)		(520)	442	(2,047)

Basic and diluted net income (loss) per share:		(0.02)	0.01	(0.07)

Number of shares in computing per share amount (in thousands):
Basic		30,469	30,469	30,469
Diluted		30,469	30,479	30,469

The accompanying notes are an integral part of these Consolidated Financial Statements.

Triple P NV

Consolidated Statements of Shareholders’ Equity

(in thousands of euros, except share amounts)

					Accumulated
			Additional		Other	Total
	Common Shares		Paid-in	Accumulated	Comprehensive	Shareholders’
	Number	Amount	Capital	Deficit	Loss	Equity
Balance at 1-1-2002	30,469,345	1,219	53,293	(50,906)	(114)	3,492

Net loss	—	—	—	(520)	—	(520)
Translation adjustment	—	—	—	—	114	114
Comprehensive income						(406)
Preferred dividend	—	—	—	(572)	—	(572)

Balance at 31-12-2002	30,469,345	1,219	53,293	(51,998)	—	2,514

Net Income	—	—	—	442	—	442
Minimum pension liability, net of taxes	—	—	—	—	(229)	(229)
Comprehensive income						213

Balance at 31-12-2003	30,469,345	1,219	53,293	(51,556)	(229)	2,727

Net loss				(2,047)		(2,047)
Minimum pension liability, net of taxes	—	—	—	—	(38)	(38)
Comprehensive income						(2,085)

Balance at 31-12-2004	30,469,345	1,219	53,293	(53,603)	(267)	642

The accompanying notes are an integral part of these Consolidated Financial Statements.

Triple P N.V.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2002	2003	2004
	EUR	EUR	EUR
Cash flow from operating activities

Net income (loss) from continuing operations	(520)	442	(2,047)

Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations:
Depreciation and amortization	1,022	614	571
Impairment of fixed assets	1,019	—	—
Provision for doubtful accounts	268	247	324
Restructuring reserve	715	(510)	759
Reserve for losses of discontinued operations	(628)	—	—
Other long-term liabilities	262	(324)	328
Currency translation adjustment	114	—	—

Changes in operating assets and liabilities from continuing operations:
Accounts receivable	2,732	1,862	157
Inventories	780	1,881	(693)
Other current assets	1,012	138	(169)
Accounts payable	810	(1,175)	635
Accrued liabilities	(1,480)	(231)	1,010
Customer deposits	(704)	(43)	532
Deferred revenue	(103)	(214)	(733)

Net cash provided by continuing operations	5,299	2,687	674

Changes in operating assets and liabilities from discontinued operations:

Accounts receivable	597	—	—
Inventories	155	—	—
Other current assets	288	—	—
Accounts payable	(421)	—	—
Accrued liabilities	(788)	—	—
Deferred revenue	(434)	—	—

Net cash used in discontinued operations	(603)	—	—

	Year Ended December 31,
	2002	2003	2004
	EUR	EUR	EUR
Cash flow from investing activities

Property and equipment purchased	(1,427)	(289)	(153)
Deposits (1)	—	(403)	450

Net cash provided by (used in) investing activities of continuing operations	(1,427)	(692)	297

Net cash used in investing activities of discontinued operations	165	—	—

Cash flow from financing activities

Borrowings under short-term credit facilities	6,541	1,665	—
Repayments under short-term credit facilities	(6,541)	(1,665)	—
Paid lease obligation	(485)	(470)	(208)
Preferred stock dividend	(572)	—	—

Net cash used in financing activities of continuing operations	(1,057)	(470)	(208)

(Increase) decrease cash position of discontinued operations	820	—	—

Increase (decrease) in cash and cash equivalents of continued operations	3,197	1,525	763

Cash and cash equivalents at beginning of year	1,010	4,207	5,732
Cash and cash equivalents at end of year	4,207	5,732	6,495

Supplemental cash flow information
Cash paid for interest	417	72	41

(1)  included in the balance sheet under restricted cash.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Triple P N.V.

Notes to the Consolidated Financial Statements

1

Organization and operations

Triple P N.V. is a provider of high-quality Information and Communication Technology (“ICT”) infrastructure enterprise solutions to medium and large businesses and governmental agencies in The Netherlands. These solutions include ICT-consultancy, ICT-infrastructure systems delivery, project management and implementation services, and operational ICT-infrastructure management and maintenance services. The Company’s solutions are compatible with the established products of leading hardware manufacturers, including Hewlett Packard, IBM, Sun Microsystems, Citrix, Cisco, Mitel, Microsoft, Novell and Oracle.

The Company’s Systems business comprises of reselling system and network products. The Company’s Services business comprises of infrastructure management consulting including system and network integration consulting, project management and implementation services as well as operational infrastructure management services and maintenance services. In the publishing market, the Company’s Services business also includes standard software implementation, customization and maintenance services.

2

Basis of presentation and summary of significant accounting policies

Basis of Presentation

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of Triple P’s Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into euros at the year-end exchange rate. Transactions in foreign currencies are translated at the exchange rate in effect at the time of the transaction. The exchange results are recorded under other income and expense in the statement of operations.

The Company has no derivative instruments.

Principles of Consolidation

All significant intercompany profit, balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the financial statements of Triple P N.V. and the following subsidiaries:

Name	Legal Seat	Ownership %
Active
Triple P Management B.V.	Vianen - The Netherlands	100%
Triple P Nederland B.V.	Vianen - The Netherlands	100%
Triple P eActivity B.V.	Zeist - The Netherlands	100%

Inactive
Triple P Services / B-Catel B.V.	Vianen - The Netherlands	100%
Telesystems Europe B.V.	Vianen - The Netherlands	100%
Triple P Healthcare B.V.	Vianen - The Netherlands	100%
Triple P Intellectual Properties B.V.	Vianen - The Netherlands	100%
Triple P Lab Info Systems B.V.	Vianen - The Netherlands	100%
F.W. Salomons Holding B.V.	Vianen - The Netherlands	100%
Omega N.V./S.A.	Mechelen - Belgium	100%
Mediasystemen B.V.	Haarlem - The Netherlands	100%

As of July 1, 2004, Mediasystemen B.V. was an inactive legal entity of Triple P N.V., due to the transfer of substantially all of its assets and liabilities to Triple P Nederland B.V..

The Company has a minority interest of 41% in Es@s N.V./S.A., a Belgian ICT-company. The investment is accounted for under the equity method of accounting.

The Company dissolved the Triple P USA Inc. subsidiary in 2003. This liquidation had no material impact on the results of operations in 2002 or 2003.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Restricted cash

All cash not directly accessible (legally restricted) is considered to be restricted cash. As of December 31, 2004, restricted cash relates primarily to bank guarantees issued for lease commitments and rental contracts.

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

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for hardware (for resale and spare parts) and charges for freight and import duties. Allowances are made for slow moving, obsolete or unsalable inventory.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. The following table presents the assigned economic lives of Triple P’s property and equipment:

Office equipment	2-10 years
ERP-software	5 years

Maintenance and repairs are charged to expense as incurred. Major improvements which extend the useful life of the item are capitalized and depreciated over the remaining useful life of the asset. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to expense or income.

Evaluation of long-lived assets

The Company evaluates its long-lived assets, which include property, plant and equipment, for impairment whenever events or change in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the asset.

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

Stock Option Plan

The Company applies Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” allows companies to elect to recognize the fair value of the stock options granted to employees as an expense, or to account for stock option plans using the intrinsic value method under APB 25 and provide pro forma disclosure of the impact of the fair value method on net income and earnings per share. Under the provisions of APB 25, no significant compensation expense was recorded for the Company’s stock-based compensation plans for the years ended December 31, 2002, 2003 and 2004. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 148, the Company’s net income (loss) and calculation for net income (loss) per ordinary share would have been as follows (net of related tax effects).

	Year Ended December 31,
Net Income (in thousands)	2002	2003	2004
	EUR	EUR	EUR
As reported	(520)	442	(2,047)
Deduct: Total stock based compensation expense under the fair value method for all awards	(144)	(217)	(293)
Pro Forma	(664)	225	(2,340)
Basic and diluted as reported	(0.02)	0.01	(0.07)
Basic and diluted Pro Forma	(0.02)	0.01	(0.08)

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that could occur if options issued under the Company’s stock compensation plan were exercised, unless the exercise of the stock options would have an antidilutive effect. A summary of the basic and diluted weighted average number of shares and net income (loss) is as follows:

(in thousands of euros, except per share amounts)

	Year Ended December 31,
	2002	2003	2004
Weighted average common shares outstanding	30,469	30,469	30,469
Dilutive stock options(1)	—	10	—
Diluted number of shares	30,469	30,479	30,469

Net income (loss)	(520)	442	(2,047)

Net income (loss) per share available to common stockholders – basic and diluted	(0.02)	0.01	(0.07)

(1)                                  Options to purchase  906,627, 1,203,387 and 1,657,084 shares of common stock were outstanding as of December 31,

2002, 2003 and 2004, respectively. From these shares, only 10,000 were included in the computation of diluted earnings per share in 2003 as the options’ exercise price was below the common shares’ average market price. As a result of the losses incurred by the Company in the years 2002 and 2004, there is no difference between basic and diluted earnings per share because the assumed conversion of stock options would have been anti-dilutive.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Fair Value of Financial Instruments

The Company considers its cash and cash equivalents, restricted cash, accounts receivable, accounts payable and liabilities to be its only significant financial instruments and believes that the carrying amounts approximates fair value because of the short maturity of these instruments.

Concentration of credit risk

The Department of Justice in The Netherlands accounted for approximately EUR 30.7 million or 32%, EUR 17.3 million or 22% and EUR 21.1 million or 28.5% of consolidated net revenues in the years ended December 31, 2002, 2003 and 2004, respectively. The Company has a master-agreement with the Department of Justice in The Netherlands based on which more than one hundred separate entities order Information and Communication Technology Systems (“ICT-systems”). The master-agreement expired in September 2004 and has temporarily been continued in part until July 1, 2005. The Company is in negotiations with the Department of Justice in The Netherlands for a partial renewal of the contract. The original master-contract was split into six separate smaller contracts. Management expects that the Company may not be able to compete successfully on all contracts.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), recorded directly in shareholders’ equity. For the years ended December 31, 2002, 2003, and 2004, comprehensive income consists of net income (loss), foreign currency translation adjustments and adjustments for minimum pension liabilities, net of tax.

Restructuring

The Company applies the criteria defined in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS No. 112, “Employers’ Accounting for Post Employment Benefits”, in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, the Company applies SFAS No. 146 (effective since January 1, 2003) in case of benefit arrangements that do not constitute an ongoing benefit arrangement. SFAS No. 112 is applied when termination benefits are provided under an ongoing benefit arrangement. SFAS No. 146 establishes that a liability for costs associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred; that is, when a detailed plan exists, has been committed to by management and communicated to employees. SFAS No. 112 establishes that a liability for termination benefits provided under an ongoing benefit arrangement is recognized when the likelihood of future settlement is probable and can be reasonably estimated.

Recent accounting pronouncements

In December 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation Number 46 Revised, “Consolidation of Variable Interest Entities” (“FIN 46R”). An Interpretation of Accounting Research Bulletin No. 51, which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. The requirements of FIN 46R are effective for fiscal periods beginning after December 15, 2003. The adoption of FIN 46R did not have a material impact on the company’s consolidated results of operations, financial condition or liquidity.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “ The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method. The adoption of this standard will not have a material impact on the Company’s financial position, result of operations or cash flows.

In November 2004, the EITF reached a consensus on EITF Issue No. 03-13, “Applying the conditions in paragraph 42 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in determining whether to report discontinued operations”. The consensus reached clarifies the approach for evaluating whether the criteria in paragraph 42 of SFAS No.144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The task force also reached a consensus that the guidance would be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 31, 2004. The adoption of this standard did not have a material impact on the Company’s financial position, result of operations or cash flows.

In December 2004, the FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS

No. 123”). This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in the statement of operations. SFAS No. 123 is effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006. SFAS No. 123 is anticipated to have a significant effect on our consolidated statement of operations. See also Note 9 and the paragraph on stock options.

SFAS No. 151 amends APB No. 43 such that it clarifies that  “abnormal” amounts of idle facility expense, freight, handling costs etc. should be recognized as current-period charges, while wording of APB No. 43 could have led to an inconsistent application of this requirement. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for Triple P). Triple P believes that the adoption of this standard will have no impact on its consolidated results of operations.

SFAS No. 153 amends the guidance in APB Opinion No. 29 (“APB 29”) regarding accounting for non-monetary transactions, and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (January 1, 2006 for Triple P). APB 29 included an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. This statement eliminates this exception, and replaces it with a general exception for exchange transactions that do not have commercial substance. Impact of this accounting pronouncement on Triple P’s future consolidated financial position depends on the nature and size of such transactions entered into by Triple P.

Balance sheet data

3.1 Property and equipment consist of the following:

(in thousands of euros)

	At December 31,
	2003	2004
Office equipment	493	353
ERP-software	806	528
Total property and equipment	1,299	881

Changes in property and equipment are as follows:

(in thousands of euros)

	Office	ERP
	Equipment	Software	Total

Book value January 1, 2003	540	1,084	1,624

Additions	289	—	289
Depreciation	(336)	(278)	(614)
Book value January 1, 2004	493	806	1,299

Additions	153	—	153
Depreciation	(293)	(278)	(571)
Book value December 31, 2004	353	528	881

Cost value	941	1,385	2,326
Accumulated depreciation	(588)	(857)	(1,445)
Book value December 31, 2004	353	528	881

3.2 Inventory consist of the following:

(in thousands of euros)

	At December 31,
	2003	2004
Trade goods	859	1,334
Spare parts and other inventories	307	362
Work in progress	89	252
Total inventories	1,255	1,948

3.3 Prepaid expenses and other current assets consists of the following:

(in thousands of euros)

	At December 31,
	2003	2004
Prepaid Pension (see Note 8)	263	253
Prepaid expenses	232	429
Deferred tax asset	571	359
Other receivables	1,120	1,276
Total prepaid expenses and other current assets	2,186	2,317

3.4 Accrued liabilities consist of the following:

(in thousands of euros)

	At December 31,
	2003	2004
Accrued payroll	1,830	1,607
Accrued taxes and social security premiums	1,310	2,193
Accrued claims	720	792
Other accrued liabilities	1,576	1,854
Total accrued liabilities	5,436	6,446

3.5 Other long-term liabilities:

(in thousands of euros)

	At December 31,
	2003	2004
Deferred gain on sale	23	0
Deferred lease of building	0	461
Long-term loan	120	—
Total other long-term liabilities	143	461

In 1994, the Company sold a building in a sale leaseback transaction. The deferred gain represents the difference between the sale price as agreed upon by the Company with a third party and the acquisition price of the building. The deferred gain is being amortized over the contractual lease term of the building (10 years). The lease contract was renewed for a new period of 10 years, starting July 1, 2004. Payment on the contract is not required in the first year. The resulting cost saving amounting to EUR 461,000 at year-end will be amortized over the remaining term of the lease contract.

The Company entered into a loan agreement with Nationale Nederlanden N.V. Repayment of the loan is in three annual installments ending on January 1, 2005. Interest on the loan accrues at 4%. The short-term portion of the loan is presented under the current liabilities.

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

In 2003, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” for restructuring charges and SFAS 112, “Employers’ Accounting for Postemployment Benefits.” SFAS 146 supersedes EITF Issue 94-3 for plans approved after December 31, 2002.

In 2004, the Company applied SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” for restructuring charges.

2002 restructuring

The Management Board, with the approval of the Supervisory Board, further streamlined and restructured the Company in the last quarter of 2002. Legally, financially and organizationally, the Company’s three former divisions were integrated into a single organization. As a result of this restructuring, the Company incurred a restructuring charge of EUR 1,370,000 for the impairment of certain unused assets, the termination of employee contracts and permanently vacated leasehold facilities. As a result of these measures, the Company’s annual fixed costs decreased by about EUR 1,500,000 commencing in the 2003 fiscal year. A discussion of the components of the 2002 restructuring charge follows.

Impairment of certain assets

The Company’s three former divisions have been integrated into a single organization with one software system. As a result the Company has written off certain separately identifiable elements of the ERP system that will no longer be used. Total losses incurred in 2002 in connection with the write off of assets as a direct result of the restructuring were EUR 655,000.

Employee contract termination

In connection with the 2002 restructuring, the Company decided to terminate 29 employee contracts. The total amount provided for and charged to expense in 2002 with respect to this reduction in workforce force was EUR 550,000 which is included in the restructuring reserve at December 31, 2002. Payments related to employee contract termination were EUR 550,000 in 2003.

Permanently vacated leasehold facilities

As a result of the reduction in workforce in December 2002, the Company permanently vacated certain office space in its main building. Accordingly, management provided for the associated remaining lease obligations of EUR 165,000, which is net of expected sub leases. Payment relating to permanently vacated leasehold facilities were EUR 165,000 in 2003.

2003 restructuring

During the second quarter of 2003, the Company implemented additional cost reduction measures in response to lower than expected levels of net revenues in the first half of 2003. In the second quarter of 2003 the Company terminated the employment of 43 of its 373 employees and, as a result, recorded a EUR 1,281,000 restructuring expense of which EUR 1,075,000 has been paid in 2003. As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 2,500,000 which is expected to be fully reflected in operating results commencing in the second quarter of 2004. The implementation of the second quarter 2003 restructuring was mainly completed at year end 2003. The Company made additional payments of approximately EUR 205,000 in the first half of 2004 relating to this restructuring plan.

2004 restructuring

In the third quarter of 2004, the Company was forced to restructure its business due to continuing unfavorable market conditions and in order to start a strategy which will increase the focus on new business with higher added value. The termination of 75 employee contracts was approved by management. As a result, the Company incurred a restructuring charge of EUR 1,750,000, of which EUR 785,000 was paid in 2004. Management expects to make additional payments of approximately EUR 964,000 in 2005 related to this restructuring plan.

Under Dutch labor law, a period of notice has to be observed before the employee contract can actually be terminated. The period of notice correlates to the number of years of employment with the Company. For this reason, 52 contracts have not yet been terminated as of December 31, 2004, although the employees are no longer active with the Company. The decrease in the number of (full time) employees as a result of the restructuring will therefore be effected in 2005.

As a result of these additional measures, the Company’s annual expenses are expected to decrease by approximately EUR 3.2 million which is expected to be fully reflected in operating results commencing in the second quarter of 2005.

Discontinued operations and liquidation of U.S. subsidiary

Discontinued operations

In December 2001, the Company decided to discontinue operations of its Belgian subsidiary, Triple P Belgium N.V./SA. As a result of this decision, the Company no longer serves any customer in the Belgian healthcare market. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 628,000 representing EUR 578,000 net asset value of the Belgian subsidiary and EUR 50,000 estimated disposal expense. On February 11, 2002, the Company sold its Belgian subsidiary to the Belgian management. The actual loss on disposal in the first quarter of 2002 did not differ from the amount provided for in 2001. As of December 31, 2002, there were no remaining assets or liabilities for discontinued operations.

Liquidation of U.S. subsidiary

Also during 2001, the Company decided to stop financing its U.S. subsidiary, Triple P USA Inc. In July 2002, the Company ceased operations and began the process to legally dissolve the subsidiary which has been finalized in 2003. This liquidation had no material impact on the results of operations in 2002 or 2003.

Borrowing arrangements

Short-term borrowings

The Company has a euro denominated revolving credit facility agreement with IFN Finance B.V. (ABN-AMRO) whereby the Company may borrow up to 60% of eligible accounts receivable to a maximum of EUR 6 million less bank guarantees issued (see note 7). Borrowings under this facility are secured by the Company’s accounts receivable. Interest on such borrowings accrues at the European Central Bank’s discount rate plus 1.5% with a minimum of 4.25% and is payable monthly. In addition, the Company pays a basic fee of 0.04% of total net revenues including VAT. This credit agreement, which took effect May 18, 2000, was renewed in May 2001 for a two year period with an automatic renewal for an additional two year period. The current period ends in May 2005. The agreement may be terminated at the end of each period by either party upon expiration of a 90-day notice period.

As of March 1, 2005 the Company reached an agreement with IFN Finance B.V. on the extension for a two-year period. As long as the Company is not using the credit facility, the basic fee will decrease to 0.035% of total net revenues including VAT with a minimum of EUR 25,000. If the Company is borrowing under the available facility, the basic fee will increase to 0.04%. As of December 31, 2003 and 2004, no amounts were outstanding under this facility with IFN Finance B.V.

Commitments and contingencies

Capital leases

The Company and its subsidiaries leased ERP-software including implementation expenses under a capital lease with a lease term of three years that expired in 2004. At the end of the contract the Company bought the related assets. Interest on the capital leases accrued between 5.8% and 7.7%.

Analysis of assets under capital lease

(in thousands of euros)

	At December 31,
	2003	2004
Property at cost	1,497	1,497
Accumulated depreciation	(969)	(1,167)
Net book value	528	330

Future minimum lease payments for the above capital leases

(in thousands of euros)

	At December 31,
	2003	2004
2004	214	—
2005	—	—
Total minimum lease obligations	214	—

Interest	(6)	—
Present value of minimum obligations	208	—

Capital lease obligations	208	—
Non-current	—	—
Total	208	—

Operating leases

The Company and its subsidiaries lease their current facilities and automobiles under various non-cancelable operating leases that expire at various dates through the year 2014. A portion of the leasehold facilities are subleased. Operating leases are charged to expense on a straight-line basis.

The total gross lease expenses for the years ended December 31, 2002, 2003 and 2004 was approximately EUR 4,365,000, EUR 3,962,000 and EUR 3,749,000, respectively. Total income from sub-leases for the years ended December 31, 2002, 2003 and 2004 were approximately EUR 373,000, EUR 506,000 and EUR 475,000 respectively. Total net lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately EUR 3,993,000, EUR 3,456,000 and EUR 3,274,000.

Future minimum annual rental payments under non-cancelable operating leases as of December 31, 2004

(in thousands of euros):

	Gross	Sub-leased	Net
2005	2,759	662	2,097
2006	2,227	508	1,719
2007	1,582	232	1,350
2008	967	—	967
2009	935	—	935
Thereafter	4,207	—	4,207
	12,677	1,402	11,275

Bank guarantees

The bank guarantees provided by the Company’s bank on behalf of the Company and its subsidiaries to third parties amount to EUR 473,000 and relate to bank guarantees issued for lease commitments and rental contracts.

Bank guarantees and its expiration dates

(in thousands of euros):

	At December 31, 2003
	Total	<1 year	1-3 years	3-5 years	>5 years

Bank guarantees	473	298	175	—	—

In connection with these bank guarantees amounting to EUR 473,000, the Company holds restricted cash of an amount of EUR 12,000 at the bank. The remaining amount of EUR 461,000 is deducted from the maximum borrowings under the Company’s credit facilities at the bank (see note 6).

Litigation

The Company is engaged as plaintiff or defendant in several lawsuits in The Netherlands and Belgium originating before 2002. These lawsuits relate primarily to disputed contracts and a Belgian income tax claim. Although the Company is vigorously defending against these claims, it has established reserves as of December 31, 2004 to an amount of approximately EUR 792,000 relating to specific lawsuits, which represent estimates of its probable liabilities with respect to these specific claims. As this litigation may take several years to complete, future events could require management to make significant adjustments for revisions to these estimates.

Employee benefit plans

The Company has defined benefit pension plans and defined contribution pension plans.

Defined Benefit Plans

Under the Company’s plans, employee benefits are based on length of service and final yearly pay reduced by government provided retirement benefits. The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 5.25%, 5.00% and 4.50% for 2002, 2003 and 2004, respectively. The assumed long-term rate of return on assets was 5% for 2002 and 2003 and 4.5% for 2004. The estimated future salary increase was on average 3% for 2002, 2003 and 2004.  The pension obligations are determined at measurement date of the plans. The measurement date is December 31.

The Company has no risk relating to the return on plan assets as this risk is transferred to a pension insurance company (third party) that guarantees return on plan assets.

Funded status of the Company’s defined benefit plans is as follows:

(in thousands of euros)

	At December 31,
	2003	2004
Vested benefit obligations	4,504	5,080
Non-vested benefit obligations	—	—
Accumulated benefit obligations	4,504	5,080

Projected benefit obligations for services rendered to date	4,634	5,200
Less: Plan assets at fair value, primarily debt-securities	4,343	4,899
Projected benefit obligations in excess of plan assets	291	301
Unrecognized transition loss	(67)	(45)
Unrecognized actuarial gain (loss)	(487)	(509)
Accrued (prepaid) pension cost	(263)	(253)

SFAS 87 provides that a minimum liability should be recorded as the accumulated benefit obligations exceed plan assets in case of a prepaid pension cost.

Additional minimum liability of the Company’s defined benefit plans is as follows:

(in thousands of euros)

	At December 31,
	2003	2004
Accumulated benefit obligations	4,504	5,080
Less: Plan assets at fair value, primarily debt-securities	4,343	4,899
Accumulated benefit obligations in excess of plan assets	161	181

Minimum liability	161	181
Prepaid pension cost	263	253
Additional minimum liability	424	434

Additional minimum liability	424	434
Intangible asset	(67)	(45)
Charge to other comprehensive income before income taxes	357	389
Income tax benefit	(128)	(122)
Charge to other comprehensive income after income taxes	229	267

Net pension plan costs are as follows:

(in thousands of euros)

	At December 31,
	2002	2003	2004
Net service cost	40	50	57
Interest cost on projected benefit obligations	201	218	234
Expected return on plan assets	(182)	(197)	(219)
Other, net	9	16	18
Net pension cost	68	87	90

Changes in projected benefit obligations are as follows:

(in thousands of euros)

	At December 31,
	2003	2004
Projected benefit obligations at beginning of year	4,064	4,634
Service cost	85	86
Interest cost	218	234
Actuarial losses	346	402
Benefits paid	(79)	(111)
Curtailment (1)	—	(45)
Projected benefit obligations at end of year	4,634	5,200

(1)  A number of employees left the Company as a result of the restructuring measures. This resulted in a reduction of the estimated remaining future years of service. Based on FAS 87, Triple P accounted for this as a curtailment.

Changes in plan assets are as follows:

(in thousands of euros)

	At December 31,
	2003	2004
Market value of plan assets at beginning of year	3,813	4,343
Actual return on plan assets	(35)	552
Employer contributions	609	86
Plan participants contributions	35	29
Benefits paid	(79)	(111)
Plan assets at end of year	4,343	4,899

Expected contributions in 2005

The expected contributions to the pension plan in 2005 are estimated as the contributions to the plan in 2004 increased with 2.00%. As a result, expected contributions and estimated future benefit payments are as follows:

Expected contributions

(in thousands of euros)

Employer	88
Employees	30
Total	118

Estimated future benefit payments
The following benefit payments are expected to be paid:

(in thousands of euros)

Pension
Benefits
Year 2005	123
Year 2006	124
Year 2007	139
Year 2008	173
Year 2009	214
Year 2010-2014	1,239

Defined contribution plans

Under the Company’s defined contribution plans, the employers contribution is based on the age of employees and final yearly pay reduced by government provided retirement benefits (gross pension salary). The employers contribution varies between 5.5% and 9.0% of gross pension salaries, increasing with the age of employees.

Under this plan the Company paid EUR 658,000, EUR 675,000 and EUR 702,000 in 2002, 2003 and 2004, respectively.

Stock option plans

The Company has reserved an aggregate of 2,500,000 common shares for issuance under its 1996 Stock Option Plan for employees (the “Employee Plan”). The Employee Plan provides for the grant of options to employees (including officers) of the Company and its affiliates. The Employee Plan provides that the exercise price of options granted under the Plan shall be 100% of the average fair market value of the common shares during a period of five trading days prior to the date of grant plus 0%, 10%, 20% or 30% at the optionee’s choice. This choice is granted to the employee because of the tax treatment for stock options (i.e. lower tax rates upon exercise of the average fair market value plus 30% compared to average fair market value plus 0%). The exercise price is determined at the date of grant. All options under the plan are immediately exercisable. The maximum term of an option granted under the Employee Plan is five years from the date of grant. Resale to third parties of shares purchased through exercise of an option granted under the Employee Plan is restricted. Only 25% of such shares may be sold in the year following the date the option was granted and in each of the three years following the first anniversary of the date of grant the optionee gains the right to sell an additional 25% of the shares covered by the option. In the event of termination of an optionee’s employment or consulting arrangement, all options that have not been exercised terminate. The Employee Plan will terminate in September 2005.

The Company has reserved 200,000 common shares for issuance under its 1995 Director Option Plan (the “Director Plan”). The Director Plan provides for automatic grants of stock options to Supervisory Directors of the Company. Each person who becomes a Supervisory Director after September 1995, other than individuals who immediately prior thereto served as a Chief Executive Officer of the Company automatically are granted an option to purchase 5,000 common shares of the Company (a

“First Option”). In addition, each Supervisory Director is automatically granted an option to purchase 10,000 common shares (a “Subsequent Option”) on January 1 of each year, provided that he or she has served on the Board for at least three months as of that date. All options granted under the Director Plan are exercisable immediately. Under the terms of the Director Plan, the exercise price of options granted to Supervisory Directors is 100% of the average fair market value of the common shares on the date of grant. Shares purchased upon exercise of a Subsequent Option are subject to a repurchase right. The Company may repurchase at the exercise price of the Subsequent Option any shares purchased by the optionee pursuant to the Subsequent Option if the optionee ceases to be a Supervisory Director of the Company. This repurchase right lapses as to one twelfth of the shares subject to the subsequent Option for each month that passes after the date of grant of the Subsequent Option so long as the optionee remains a Director. All options granted under the Director Plan have a term of five years. In the event of termination of an optionee’s status as a Director, the optionee may exercise his or her remaining options within 90 days of the termination date (or 12 months in the case of termination as a result of death or disability), but in no event later than the expiration date of any such option. The Director Plan will terminate in September 2005.

At December 31, 2004, options to purchase 1,657,084 common shares are outstanding, comprising 1,607,084 options under the Employee Plan and 50,000 options under the Director Plan.

Option activity under both Plans is as follows:

	Number of Shares	Outstanding Options Weighted Average Exercise Price U.S. $
Balance as of January 1, 2002	976,725	1.87
Exercised	—	—
Forfeited	(416,798)	1.77
Expired	(216,325)	2.11
Granted	563,025	0.82
Balance as of December 31, 2002	906,627	1.21
Exercised	—	—
Forfeited	(233,240)	1.36
Expired	—	—
Granted	530,000	0.81
Balance as of December 31, 2003	1,203,387	1.01
Exercised	—	—
Forfeited	(988,583)	1.21
Expired	(105,720)	2.25
Granted	1,548,000	1.26
Balance as of December 31, 2004	1,657,084	1.14

Range of Exercise Prices U.S. $	Number Outstanding at December 31, 2004	Weighted Average Remaining Life	Weighted Exercise Price U.S. $
0.35 - 0.99	875,250	3.90	0.75
1.00 - 1.49	142,414	1.91	1.12
1.50 - 1.99	579,420	3.79	1.60
2.00 - 2.32	60,000	0.13	2.31
0.27 - 2.32	1,657,084	3.55	1.14

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

Net Income

(in thousands of euros)

	2002	2003	2004
	EUR	EUR	EUR
As reported	(520)	442	(2,047)
Deduct: Total stock based compensation expense under the fair value method for all awards	(144)	(217)	(293)
Pro Forma	(664)	225	(2,340)

Net income per share

	2002	2003	2004
	EUR	EUR	EUR
Basic and diluted(1) as reported	(0.02)	0.01	(0.07)
Basic and diluted(1) Pro Forma	(0.02)	0.01	(0.08)

(1)                                  Options to purchase 906,627,  1,203,387 and 1,657,084 shares of common stock were outstanding as of December 31, 2002, 2003 and 2004 respectively. From these shares, only 10,000 were included in the computation of diluted earnings per share in 2003 as the options’ exercise price was below the common shares’ average market price. As a result of the losses incurred by the Company in the years 2002 and 2004, there is no difference between basic and diluted earnings per share because the assumed conversion of stock options would have been anti-dilutive.

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends and the following weighted-average assumptions:

	2002	2003	2004
Expected life (in years)	4.03	4.25	4.25
Expected stock price volatility rate	77%	93%	101%
Risk-free interest rate	4.50%	3.26%	3.11%

For options granted in the twelve months ended December 31, 2004 with an exercise price greater than the market price of the shares at the grant date, the weighted average exercise price and fair value at the grant date were estimated at U.S.$ 1.25 and U.S. $ 0.55, respectively. In the twelve months ended December 31, 2004, no options have been granted with an exercise price less than the market price of the shares at the grant date.

Income Taxes

The effective tax rate is as follows:

(in thousands of euros)

	At December 31,
	2002	2003	2004
Pretax income (loss)	(520)	442	(2,047)
Statutory tax rate	34.5%	34.5%	34.5%
Expected tax expense (benefit) at statutory rate	(179)	152	(706)
Tax benefit on liquidation of Triple P USA	—	(380)	—
Change in valuation allowance	179	228	918
Tax expense	—	—	212
Effective tax rate	0%	0%	n.a.

The domestic statutory tax rate in The Netherlands is 34.5%. At the end of 2004, the Dutch Government has enacted a tax rate reduction for the coming years. As a result, the statutory tax rate will be reduced in steps to 30% in the year 2007. For the year 2005, the applicable tax rate will be 31.5%. The reduction in the statutory tax rate has been included in the tax effect of net operating loss carry forward and the change in valuation allowance and amounted EUR 10,000 in 2004.

Deferred tax assets are as follows:

(in thousands of euros)

	At December 31,
	2002	2003	2004
Tax effect of net operating loss carry forward	8,370	8,730	8,549
Other net deferred tax assets	1	120	122
Less: Valuation allowance	(7,917)	(8,279)	(8,312)
Net deferred tax assets	454	571	359

The provision for income taxes is calculated based on the statutory tax rate of the applicable fiscal entities for the years ended December 31, 2002, 2003 and 2004. These calculations consider the relevant local regulations for non-tax deductible items.

The operating loss carry forwards available at December 31, 2004 relate to entities in The Netherlands. The statutory tax rate in the year 2004 for The Netherlands is 34.5%. For the year 2005, the applicable tax rate will be 31.5%. The reduction in the statutory tax rate has been included in the effect of net operating loss carry forwards. In 2002 and 2004, the difference between the statutory rate and the effective tax rate was caused by the establishment of additional tax loss carry forwards. In 2003, the differences between the statutory rate and the effective rate was primarily due to fiscal losses in connection with the liquidation of the subsidiary Triple P USA Inc.

Deferred tax assets and liabilities determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes.  Tax laws measure such amounts and the expected future tax consequences of net operating loss carry forwards.  Temporary differences and net operating loss carry forwards, which give rise to deferred tax assets and liabilities recognized in the Balance Sheet are as shown above.

The utilization of the Company’s tax loss carry forwards is subject to various local conditions and regulations including, in many cases, the requirement that the entity utilizing the tax loss carry forwards be the entity that incurred the tax losses. The net operating loss carry forwards have no expiration date.

Management has evaluated evidence impacting the realizability of its deferred tax assets, which primarily consists of net operating loss carry forwards. Management has considered the Company’s history and forecasts for the future and concluded that it is more likely than not that benefits of these tax loss carry forwards exceeding EUR 359,000 will not be realized. As a result, the Company recorded a valuation allowance for the deferred tax assets exceeding EUR 359,000. The deferred tax asset is accounted for under prepaid expenses and other current assets. Since all active entities form a tax group for income tax purposes, they are jointly and severally liable for the total tax liability of the tax group.

Capital stock and preferred dividend

At December 31, 2002, 2003 and 2004, 43,750,000 Common Shares and 19,750,000 Preferred Shares were authorized, and as of those dates, 30,469,345 Common Shares and no Preferred Shares were outstanding. The Company has never paid or declared any cash dividends on its Common Shares.

At December 31, 2000, there were 24,000,000 Preferred Shares outstanding with no stated term.

In 2001 Triple P N.V. effected a financial restructuring. The Company withdrew all outstanding Preferred Shares on August 1, 2001. As of December 31, 2001, the Company had the obligation to pay a preferred dividend of EUR 572,000. This preferred dividend was included in shareholders’ equity at December 31, 2001.

During 2002, the Company paid the final installment of the preferred dividend of EUR 572,000 to the former holders of Preferred Shares.

Related Party Transactions

Except as described below, none of the members of the Company’s directors or officers has or has had since January 1, 2004, any interest in any transaction which is or was (i) material to such affiliated party or (ii) material to the business of the Company. No loan is outstanding from the Company to any Board member or Supervisory Board member and the Company has not provided any guarantee for the benefit of any such person.

Mr. Khaleghi Yazdi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Management Board on an interim basis. The amount of cash compensation paid to Mr. Khaleghi Yazdi and accrued for services in all capacities for the year ended December 31, 2004 was EUR 440,000.

Segment information

The Company operates in the Information and Communication Technology (“ICT”) industry offering computing and network products (“Systems”) and providing consulting, project management and implementation services as well as operational management and maintenance services (“Services”) primarily in The Netherlands. As of January 1, 2003, the Company reorganized from three divisions into a single organization with Systems and Services business lines, which have been determined to be reportable segments. As a result of this restructuring, the Company restated its segment information for all years presented.

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

Summarized financial information concerning the Company’s reportable segments is as follows:

(in millions of euros)

	Year Ended December 31,
	2002	2003	2004
Net Revenues
Systems	67.6	53.4	51.9
Services	28.8	27.0	22.4
Total Company	96.4	80.4	74.3

Gross Profit
Systems	8.1	5.8	4.9
Services	8.8	8.3	6.5
Total Company	16.9	14.1	11.4

The Company only operates in the geographical area of The Netherlands.

14 Board of Management and Supervisory Board remuneration

Board of Management

The remuneration of the members of the Board of Management is determined by the Supervisory Board. The remuneration policy is such that Triple P will continue to attract, reward and retain qualified professionals in the labor market. The remuneration structure and levels will be determined by referencing to the appropriate local executive pay market practices by benchmarking positions on the basis of job responsibilities. The total remuneration consists of base salary, a short-term performance cash bonus, stock options and benefits.

The remuneration in thousands of euros of the members of the Board of Management was as follows:

	Year Ended December 31,
(in thousands of euros)	2002	2003	2004
Salaries	312	188	106
Bonuses	81	81	41
Pension Cost	237	39	22
Other benefits	—	375	30
Total Company	630	683	199

The 2004 remuneration in euros of the individual members of the Board of Management was as follows:

(in thousands of euros)	Base salary	Bonus	Pension Cost	Other Benefits	Total
H. Crijns	106	41	22	30	199

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one annual General Meeting of Shareholders to the next one. This annual remuneration is paid out over the past period after the annual General Meeting of Shareholders. The amounts of cash compensation of the Supervisory Board members are determined and approved by the shareholders at the General Meeting of Shareholders. The remunerations on a yearly basis are EUR 22,689 for the chairman and EUR 13,613 for other members. These remunerations have accordingly been paid in cash to the Supervisory Board members for the year ended 31, 2003 and 2004, except for Mr. Khaleghi Yazdi. Mr. Khaleghi Yazdi provides advisory and management services at a rate of EUR 2,000 per day to strengthen the Company’s Management Board on an interim basis. The amount of cash compensation of Mr. Khaleghi Yazdi paid and accrued for services in all capacities for the year ended December 31, 2003 and 2004 was respectively approximately EUR 279,000 and EUR 440,000.

During 2003 and 2004, Triple P paid out the following amounts to the individual members of the Supervisory Board (in euros):

	Year ended December 31,
Name	2003	2004
A.H.M. Stam	22,689	22,689
H.C.A. Groenen	13,613	13,613

The number of options held by members of the Supervisory Board is set forth below:

	Year ended December 31,
Name	2003	2004
A.H.M. Stam	15,000	25,000
H.C.A. Groenen	15,000	25,000

Item 18A - Financial Statement Schedule

Valuation and Qualifying Accounts

(in thousands of euros)	Balance at beginning of period	Charged to cost and expenses	Deductions and write-offs	Balance at end of period
Year ended December 31, 2002
Allowances for doubtful receivables, trade	1,155	268	(422)	1,001
Year ended December 31, 2003
Allowances for doubtful receivables, trade	1,001	247	(388)	860
Year ended December 31, 2004
Allowances for doubtful receivables, trade	860	324	(100)	1,084

Item 19 - Exhibits

Exhibit Index

Exhibit 1

An English translation of the Company’s Articles of Association, as amended on August 1, 2001, as filed with the Company’s Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on June 3, 2003, is incorporated herein by reference.

Exhibit 4.1

An English translation of the Master contract – Supplying Personal Computers and Hardware Components (No 5078710/07/DBOB)- between Triple P N.V. and the Ministry of Justice of The Netherlands dated September 2001, as amended, as filed with the Company’s Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on May 26, 2004 is incorporated herein by reference.

Exhibit 4.2

1996 Stock Plan, as filed with the Company’s Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on May 26, 2004 is incorporated herein by reference.

Exhibit 4.3

1995 Director Option Plan, as filed with the Company’s Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on May 26, 2004 is incorporated herein by reference.

Exhibit 4.4	An English translation of the Rental Agreements between Triple P Management B.V. and De Elf Provinciën B.V. dated October 19, 1994, as amended and October 2, 1996.

Exhibit 4.5	An English summary of the Financial Service Agreement between Triple P Nederland B.V. and IFN Finance B.V. (ABN-AMRO) dated May 18, 2000, as amended.

Exhibit 8	Subsidiaries

Exhibit 12.1	Certification by the Registrant’s Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 12.2	Certification by the Registrant’s Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)

Exhibit 13.1	Certification by the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification by the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

June 3, 2005 Vianen, The Netherlands Triple P N.V.

By

/s/ Huub Crijns

H. Crijns
Interim Chief Executive Officer

and

/s/ Peter Blokhuis

P. Blokhuis
Concern Controller